FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Communication regarding 2Q10 earnings release

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Cosan posts new EBITDA record
of R$355.7 millions on 2Q’10

São  Paulo,  November  12th,  2009  -  COSAN  LIMITED  (NYSE:  CZZ;  Bovespa:  CZLT11)  and COSAN S.A. INDÚSTRIA E COMÉRCIO (Bovespa: CSAN3) announce today the Earnings Release for the 2Q’10. The results presented below are consolidated in accordance with Brazilian accounting policies.

Marcelo Martins, CFO & IR Officer Luiz Felipe Jansen de Mello, Investors Relations ri@cosan.com.br www.cosan.com.br	Highlights 2Q’10

●     Net Revenue on 2Q’10 reached R$3.58 billions, 400% higher than the R$715.1 millions posted on 2Q’09.

●    EBITDA record on 2Q’10, achieving R$355.7 millions, 95% higher than the 2Q’09 and with an EBITDA margin of 9.9%.

●    Net Profit of R$173.4 millions on 2Q’10 and R$510.6 millions on the accumulated until September.

	Summary of Financial and Operating Information (R$MM)
	2Q'09	2Q'10		YTD'09	YTD'10
	281.7	450.7	Ethanol Sold (millions liters)	620.2	1,207.4
	739.9	1,101.1	Sugar Sold (thousand tonnes)	1,531.5	2,089.6
	1,381.8	1,318.2	Fuels Sold (million liters)	2,701.1	2,690.3
Definitions: FY’10 – fiscal year begun Apr 1, 2009 and ending March 31, 2010 FY’09 - fiscal year begun May 1, 2008 and ending March 31, 2010 2Q’10 – quarter ended on September 30, 2009 2Q’09 – quarter ended October 31, 2009 YTD’10 – period begun on the same date as the FY’10 and ended at the close of 2Q’10 YTD’09 - period begun on the same date as the FY’09 and ended at the close of 2Q’09	33.6	34.4	Lubes Sold (million liters)	69.3	64.0
	715.1	3,575.3	Net sales	1,354.7	7,141.4
	167.9	523.8	● Gross profit	181.5	891.5
	23.5%	14.7%	Gross Margin	13.4%	12.5%
	(586.7)	277.8	● Operating income (loss)	(668.0)	763.4
	-82.0%	7.8%	Operating margin	-49.3%	10.7%
	182.5	355.7	● EBITDA	211.8	666.9
	25.5%	9.9%	EBITDA Margin	15.6%	9.3%
	185.5	338.9	● EBITDAH	259.9	811.0
	25.8%	9.5%	EBITDAH Margin	18.5%	11.1%
	(380.8)	173.9	● Income (loss) before minority interest	(439.7)	501.7
	(380.7)	173.4	● Net income (loss)	(438.8)	510.6
	-53.2%	4.8%	Profit (loss) Margin	-32.4%	7.2%
	314.3	359.1	Capex	579.1	779.7
	1,124.0	4,160.2	● Net Debt	1,124.0	4,160.2
	3,783.1	4,250.9	● Shareholders' & Minorities Equity	3,783.1	4,250.9

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A. Market Overview

According to UNICA, the sugarcane growers’ association, crushed cane volume in Brazil’s Central-South (CS) from the 2009/10 harvest totaled 442.6 million tonnes through November 1, 7.2% up on the same period in the previous harvest, despite the increased rainfall. On the other hand, ATR (total recoverable sugar) was badly affected, falling to 132.6kg/t, 6.4% less than the 141.6kg/t in the previous year. The production mix continued to prioritize sugar, which absorbed 44% of crushed cane, 3.5 p.p. up on the previous season, with 56% going to ethanol. As a result, sugar production came to 24.7 million tonnes, 9.1% up year-on-year, while ethanol output declined by 5.2% to 19.2 billion liters, 14.2 billion liters of which hydrous, up by 6.5%, and 5.0 billion liters anhydrous, down by 28.0%.

UNICA has also recently published its revised harvest estimates, given the lower number of available harvest days and the reduced ATR, according to which crushed cane volume in Brazil’s Central-South should reach 529.5 million tonnes, 3.7% down on the initial estimate, but still 4.9% up on the 505.0 million tonnes recorded last year. ATR is now expected to total 134.9 kg/t, 4.5% down on the initial estimate of 141.2 kg/t and 4.3% less than the previous harvest. With the higher-than-expected sugar ratio (43.1%, versus the initially forecast 42% and 40% last year), Central-South sugar output should reach 29.4 million tonnes, 5.6% less than expected, but still 9.7% more than in the previous season. Ethanol production, on the other hand, is expected to total 23.7 billion liters, versus 25.1 billion last year and 9.6% lower than the initial forecast. According to our own estimates, 28 days of crushing were lost through October 31 to rainfall, versus the historical average of 13 days for the same period.

Indian government establishes “fair and remunerative price”
Sugar output from the new Indian harvest is expected to remain close to 16 million tonnes. Cane production was jeopardized by the lack of monsoon rains at the beginning of the inter-harvest period in the main producing regions. The government continues to adopt measures to increase domestic sugar supply, given that prices are close to record levels. The most recent such measure was limiting inventories for industrial consumption to 15 days of demand, having already restricted the inventories of trading companies and dealers to 30 days.

Recently, the Indian federal authorities announced a “fair and remunerative price” (FRP) for sugarcane of Rs 1,298.4/t (US$27,9/ton of sugarcane), to remain in force during the 2009/10 harvest (Nov/09– Oct/10, in India), replacing the statutory minimum price (SMP), which had already been raised to Rs 1,077.6/t (US$27.9/tones of sugarcane). However, the FRP is still below sugarcane prices established by certain states, such as Uttar Pradesh (Rs 1,650/t), Tâmil Nadu (Rs 1,437.4/t) and Punjab and Haryana (Rs 1,700 and Rs1,800/t, respectively). Although the Maharashtra state government has not imposed a fixed price, growers there are receiving between Rs 2,000 and Rs 2,500/t. Although this is the highest level for 10 years, it is worth noting that the prices of the major competing crops, such as rice, corn and wheat, have also been increasing.

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Mexican inventories have been dwindling due to last year’s poor harvest and exports to the USA. Up to now, the government has already auctioned sugar import licenses equivalent to 550,000 tonnes, which could well come from Brazil’s Central-South due to the limited capacity of the Central American refineries. In Russia, preliminary figures for the sugar beet harvest point towards a reduction in productivity per hectare, in turn reducing sugar output, which could lead the government to suspend the import surcharge which currently stands at US$165/t.

The major hedge funds, plus smaller funds and speculators, maintained their long sugar positions at 200,000 lots, equivalent to 19% of all open contracts, 41.4% up year-on-year.

Source: NYBOT & CFTC (Commodities Futures Trading Commission)

International raw sugar prices averaged 20.52 US¢/lb in the 2Q’10, 39.7% up on the previous quarter and 57.7% more than the same period in 2008 (July, August and September). Despite the appreciation of the Real against the dollar in the 2Q’10, the average price of sugar in Reais increased by 25.8% year-on-year to 38.23 R$¢/lb.

International refined sugar prices continued their upward trajectory, averaging US$523.26/t in the 2Q’10, 21.9% up on the previous quarter and 35.8% more than the same quarter last year. The white premium, comparing LIFFE#5 and NY#11 maturities in March 2010, closed the quarter at US$105/t, reflecting expected demand for refined sugar.

Sugar exports totaled 12.7 million tonnes in the harvest year to date, 26.4% up year-on-year. India was still the main destination, absorbing around 20% of the total, followed by Saudi Arabia (9.4%) and Russia (7.6%).

Domestic crystal sugar prices (ESALQ) averaged R$47.37/50kg bag (or R$ 947.34/t) in the 2Q’10, 6.6% up on the previous quarter and 63.3% up on the same quarter in 2008, reflecting the combination of strong sugar exports and the downturn in production due to the atypically high rainfall.

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Source: NYBOT, LIFFE and ESALQ

Ethanol prices begin to recover
Domestic ethanol prices began to recover, with anhydrous moving up 21.9% over 1Q’10 to R$0.838/liter, albeit still 3.7% down year-on-year. Hydrous averaged R$0.736/liter, up by 22.4% and 1.3%, respectively, over the 1Q’10 and the same months in 2008. The upturn is beginning to reflect the expected reduction in closing inventories due to the higher sugar ratio in the production mix, accelerating ethanol sales on the domestic market and the unseasonably high rainfall, which delayed crushing and lowered the sugar content (TSR) in the sugarcane.

Source: ESALQ

Flex-fuel vehicle sales reach a record high due to the reduction in IPI tax
According to Brazil’s National Petroleum Agency (ANP), parity of hydrous ethanol prices compared to gasoline prices averaged 67.7%, weighted according to consumption. On the same date, the price of ethanol was below 70% that of gasoline in 10 Brazilian states, which jointly accounted for 78% of hydrous consumption in 2008.

According to Anfavea, the auto manufacturers’ association, 730,800 flex-fuel vehicles were licensed in the 2Q’10, accounting for 89.4% of total new car sales. Flex-fuel vehicle sales in the first nine months were 7.0% more than the same period in 2008, itself a record at the time, due to the extension of the IPI reduction until September. As of October, IPI (federal VAT) will gradually be increased until it returns to its previous level in December. In October, 245,600 vehicles were licensed, 7.6% less than in September, but still 26.2% higher than in October of last year.

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Source: ANP

According to the ANP, 2Q’10 diesel sales volume totaled 11.7 billion liters, 8% up on the previous quarter and very close to the 3 months ended on September 2008 total of 11.8 billion liters. Gasoline volume dipped by 2.7% over the 1Q’10 to 4.7 billion liters, slightly below the 4.8 billion recorded in the same quarter last year. Ethanol volume totaled 4.2 billion liters, 4.3% more than the quarter before and 23.3% up year-on-year thanks to the increase in the number of flex-fuel vehicles.

The Real appreciated by 9.8% in the quarter, from R$1.95/US$ at the close of the 1Q’10 to R$1.78/US$ in September 2009, averaged R$1.87/US$ for the quarter as a whole, versus R$2.08/US$ in the 1Q’10 and R$1.67/US$ in the same months in 2008.

B. Operational Performance

As already explained in the previous quarter, the FY’10 came with certain changes in the way of looking at Cosan’s operating results, among which it is worth pointing out: (i) on account of the alteration of fiscal year 2009, which brought forward the closing to March 31, 2009, the periods relative to 2Q’09 and 2Q’10 are displaced, i.e., 2Q’09 comprises the months of August, September and October, 2009, while 2Q’10 comprises the months of July, August and September, 2009; (ii) the depreciation presented in the statements and analyses of results had its criterion altered for the fiscal year, reflecting the depreciation included in COGS (Cost of Goods Sold) and in operating expenses (SG&A) as opposed to the previous fiscal year, when depreciation was shown with a production base, i.e., by entry into production of the goods and services provided, in addition to the depreciation assessed in operating expenses. It must be stressed that the depreciation included in operating expenses did not undergo any change of criterion, only production depreciation; (iii) CCL’s only started to be consolidated in December, 2008, therefore CCL figures presented for 2Q’09 are pro-forma only and serve merely for information and comparison purposes; (iv) the 2Q’10 results do not include the aviation business, which was sold in June 2009; (v) the 2Q’10 will be the first with results of 3 full months of NovAmérica operations integrated with the Cosan Group.

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2Q'09	2Q'10	Income Statement (R$MM)	YTD'09	YTD'10
715.1	3,575.3	Net Operating Revenue	1,354.7	7,141.4
(547.1)	(3,051.5)	(-) Cost of Goods Sold	(1,173.2)	(6,249.9)
167.9	523.8	(=) Gross Profit	181.5	891.5
23.5%	14.7%	Gross Margin	13.4%	12.5%
(88.6)	(211.3)	(-) Selling Expenses	(174.3)	(420.9)
(65.7)	(116.2)	(-) General & Adm. Expenses	(125.4)	(205.5)
(8.0)	2.5	(±) Other Operating Expenses	(4.1)	75.0
176.8	156.8	(+) Depreciation & Amortization	334.0	326.7
182.5	355.7	(=) EBITDA	211.8	666.9
25.5%	9.9%	EBITDA Margin	15.6%	9.3%
185.5	338.9	(=) EBITDAH (Adjusted by Hedge)	259.9	811.0
25.8%	9.5%	EBITDAH Margin	18.5%	11.1%
(551.8)	78.9	(±) Net Financial Expenses	(464.8)	512.3
(0.3)	0.0	(±) Equity Income	(0.1)	(3.5)
(40.4)	-	(-) Goodwill Amortization	(80.8)	(85.6)
(586.7)	277.8	(=) Profit Before Income Tax	(668.0)	763.4
205.9	(103.8)	(±) Income Tax	228.3	(261.7)
0.1	(0.6)	(±) Minority Interests	0.9	9.0
(380.7)	173.4	(=) Net Profit (Loss)	(438.8)	510.6
-53.2%	4.8%	Net Margin	-32.4%	7.2%

Production

In the 2Q’10, Cosan crushed 18.5 million tons of sugar cane, out of which approximately 40% of its own and 60% coming from suppliers. Approximately 65% of the harvest in the 2Q’09 was mechanically- conducted. Due to the unseasonal rains in the quarter lowered the number of days available for crushing and the change in fiscal year, the volume of cane crushed in the accumulated up to the 2Q’10 was very similar to 2009 figures, despite the increase of almost 25% in additional capacity. In the quarter, production accounts for 1.4 million tons of sugar, 30% of which being refined sugar and 70% being raw sugar, and 675 million liters of ethanol, out of which 37.2% were anhydrous and 62.8% were hydrated.

2Q'09	2Q'10	Production Highlights	YTD'09	YTD'10
16,778	18,452	Crushed Cane (thd tons)	34,198	35,905
7,137	6,998	Own Cane (thd tons)	17,122	17,665
9,641	11,454	Suppliers (thd tons)	17,076	18,240
		Production
1,084	993	Raw Sugar (thd tons)	2,070	1,857
274	421	Refined Sugar (thd tons)	517	720
293	251	Anhydous Ethanol (thd cbm)	548	395
396	424	Hydrous Ethanol (thd cbm)	781	899
50.7%	65.3%	Mechanization (%)	50.4%	63.1%

Net Revenues

Net revenue amounted to R$3.6 billion in the quarter. The major contribution for this increase came from CCL, with revenues of R$2.4 billion in the period, representing 67.5% of net billings. Among the fuels, diesel accounted for 49.2% of the revenues, followed by gasoline with 41.0% and by ethanol with 8.5%. Revenues from Lubricants amounted to R$170.9 million, representing 4.8% of consolidated net revenue. In CAA, sugar and ethanol accounted for 63.1% and 25.9% of total revenue, respectively. Sales to the foreign market represented 48% of CAA’s net revenue in the quarter, versus 70% in the previous

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period, mainly from NovAmérica’s share of sugar sales in the domestic market and the alcohol mix more oriented to the domestic market (65% in the quarter versus 38% in the previous period).

Consolidated Net Revenue (R$ MM)

CAA - Sugar

Net Revenue Evolution Sugar (R$ MM)
The 95% growth of sugar revenue, when comparing this year’s quarter to the same quarter of the previous year, going from R$409.7 million in 2Q’09 to R$798.9 million in 2Q’10, results from the greater volume sold and the increase in average unit price. The expectation of sugar production for this harvest is significantly more than the production for the 08/09 harvest, due to a mix aimed more at sugar, in detriment of ethanol, and to the merger of NovAmérica Agroenergia, which added 10.6 million tons of crushing capacity. In this way, the volume of sugar available for sale also rose, which explains the increase of sales in 2Q’10. In addition, sales of sugar by NovAmérica are more concentrated in the domestic market, raising the share of this market from 12.5% in 2Q’09 to 29.3% in the current quarter.

Sugar Volume and Average Unit Prices (Thousand tons - R$/ton)

In the foreign market, the average price of sugar of R$638/ton represented appreciation of 17% when compared to 2Q’09. It is important to clarify that the sugar revenues in the foreign market reflect

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the results from fixation of prices over a period of more than 1 year, and that more than 90% of the shipments made in the period related to forward contracts with maturities in May/09 and July/09 (showing a closing price of approximately ¢US$14.41/lb). Thus, it is very important to bear in mind the horizon of fixation of prices and, although a portion of such benefit has already been secured in the quarter, we project greater impacts for the coming periods, mainly because the increases of price of the commodity ascertained in the prices of forward contracts traded in the New York and London Exchanges are more intense as from the maturity in October, 2009, against which we had shipments of only 8% in the quarter.

CAA – Ethanol

Net Revenue Evolution Ethanol (R$ MM)
Despite lower market prices, ethanol revenues (R$327.8 million in the quarter) were 40.8% higher to the 2Q’09 revenues due to the 60% growth in volume sold, which jumped from 281.7 million liters in 2Q’09 to 450.7 million liters for 2Q’10. This increase was concentrated in the domestic market, with growing demand from new flex fuel vehicules, and because of the NovAmérica’s merger.

Ethanol Volume and Average Unit Prices (Million liters - R$/thousand liters)

Ethanol prices, despite being better than those in the previous quarter, remain 5% shorter than those in the comparison period, however prices in October and beginning of November have already recovered significantly, which will be captured in the next quarters.

CAA – Other Products and Services

The income from other products and services showed a 91.32% increase, from R$72.6 million to R$138.9 million.

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Other Products and Services (R$ MM)

Co-generation

One of the highlights in this P&L line was the revenue of the energy co-generation units, which contributed with R$39.6 million in 2Q’10 vs. R$ 10.9 million in 2Q’09. The mentioned increase reflects the start of generation from the Costa Pinto and Rafard mills and the incorporation of NovAmérica, which is delivering energy through Tarumã e Maracaí.

Co-generation	2Q'10	YTD'10
Volume Sold (MWh)	223,729	355,540
Price (R$/MWh)	159.09	177.79
Revenues (R$ thd)	35,593	63,210
Revenues - Steam (R$ thd)	2,937	4,649

Rumo

Despite the negative impact of the US dollar valuation before the Real in port services and also the high amount of rain in 2Q’10, mainly in July and September, Rumo Logística contributed with a revenue of R$44.2 million in the quarter (out of which R$31.2 million from loading to third parties) and shipped a total of 2.5 million tons of sugar (1.8 million tons from third parties). It is worth pointing out the record of shipped volume, of 891 thousand tons of sugar, in August.

Rumo	2Q'10	YTD'10
Loading (thd tons)	2,501.0	4,585.0
Price (R$/ton)	17.7	18.3
Revenues (R$ thd)	44,268	83,906

Others Other two important invoicing items in this category are sales of Da Barra Alimentos products (R$10.5 million in 2Q’10) and Diesel Oil (R$12.2 million in 2Q’10).

CCL – Fuel

Net Revenue Evolution Fuels (R$ MM)	Fall of 12.2%, when comparing this quarter with the same of the previous year, in the invoicing of fuel distribution (income reduction of R$310.3 million) was mainly due to:

⇒ Losses of R$ 365.5 million, mainly due to the impact of the sale of the aviation business line in May, 2009 (R$ 286.6 million in the comparison period) and 7% fall in the volume of gasoline (R$78.9 million) caused by greater use of ethanol in flex-fuel cars.

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⇒ Income of R$ 55.2 million resulting from (i) 31.2% increase in ethanol volume derived of increase in flex fuel fleet, or R$30.6 million, reflecting the growth of flex-fuel cars, and (ii) 12.3% or R$24.6 million in diesel, reflecting incoming of new industrial clients.

Fuel Volumes and Average Unit Prices (Million liters - R$/thousand liters)

Average fuel prices also suffered small increase q-o-q, which is explained by (i) the sale of the aviation business; (ii) the 8.8% decrease in diesel prices derived of lower prices at the refinery, partially compensated by higher CIDE (tax levied on gasoline and diesel); (iii) and because of the increase of ethanol in the sales mix.

CCL – Lubricants

Net Revenue Evolution Lubes (R$ MM)
In the lubricants businesss, we can note that the sales returned to the level they were before the financial crisis, and even surpassed by 4.6% the invoicing of 2Q’09, or R$7.7 million, positively affected by the following factors:

⇒ Income of R$3.7 million, caused by 2.3% raise in volume sold due to retaking of economic activity;

⇒ Income of R$4.0 million resulting from 2.4% growth due to improvement in product mix.

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Lubricants Volume and Average Unit Prices (Million liters- R$/thousand liters)

Cost of Products Sold

Cost of Products Sold (R$ MM)

The large increment shown in cost of goods sold reflects the consolidation of the CCL business, that increased the COGS by R$2,228.3 million.

2Q'09	2Q'10	Cost of Goods Sold	YTD'09	YTD'10
(547.1)	(3,051.5)	Cost of Goods Sold (R$MM)	(1,173.2)	(6,249.9)
(299.2)	(522.7)	Sugar	(639.7)	(954.1)
(189.4)	(318.8)	Ethanol	(432.1)	(864.3)
(58.5)	(84.0)	Other Products & Services - CA	(101.4)	(155.9)
(2,533.7)	(2,228.3)	CCL	(4,913.8)	(4,486.0)
-	102.3	Eliminations from Consolidation	-	210.3
		Average Unit Cost (R$)
404	475	Unit COGS of Sugar (R$/ton)	418	457
672	707	Unit COGS of Ethanol (R$/thd liters)	697	716
1,790	1,647	Unit COGS of CCL (R$/thd liters)	1,774	1,629

CAA

The combined costs of sugar and ethanol showed an increase of 72%, or R$353 million, when compared with costs for 2Q’09, mainly affected by the increase of volume sold, since the higher volume of sugar accounted for an increase of R$146.1 million, while the increase in

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ethanol volume of raised COGS by R$113.6 million. With the acquisition of NovAmérica, the increase of production of white sugar to the domestic market justifies the 17.6% increase in average unit cost of sugar to R$475/ton which increased sugar and ethanol COGS in R$77.5 millions. The 5% increase in average unit cost of ethanol, to R$707/cbm, added R$15.8 millions to the mentioned COGS.

Other factors negatively influenced the costs of products sold that are common to sugar and ethanol; in short, such effects were:

⇒ In view of the recovery of sugar prices in both the domestic and foreign markets and also due to the repositioning of ethanol within the domestic market, the price paid by sugar cane from suppliers and for land leases experienced an increase that can be verified by the higher average ATR value by Consecana, which went from R$0.2566 in 2Q’09 to R$0.2996 in 2Q10, a 17.2% increase;

⇒ Increase in the costs of production and processing of sugar and ethanol, due to the poor yield of sucrose (ATR), which went from 139.3 kg per ton in 2Q’09 to 131.1 kg per ton of sugar cane in 2Q’10;

⇒ Offsetting part of the negative impacts above, the cutting, loading and transportation costs (CCT) presented the effects of the consolidation of the mechanization process, which covered 63% of the areas harvested up to September 30, 1270 basis point more than the YTD’2Q09. This category of CCT was R$5.22/ton of sugar cane ton lower than the traditional cutting process, which is carried out with the burning of sugarcane husk.

CCL

The COGS from CCL totaled R$2,228.3 million, or R$1,647/cbm in the 2Q’10 with a reduction of R$143/cbm when compared to the 2Q’09. This reduction was mainly caused by: (i) the change in the mix of products sold, with the growth of ethanol and diesel and the reduction in gasoline and jet fuel. (ii) lower prices of diesel charged by Petrobras; and (iii) capture of synergies and efficiencies in the acquisition of oil related products and ethanol.

Gross Profit

With these results, 2Q’10 showed gross profit of R$523.8 million, more than 3 times the total for the same period in the previous year, with a margin of 14.7%. In CAA, ethanol continues to operate with low margins, that is, around 3%, versus the 18.6% of the same comparison period, while sugar showed a positive margin of 34.6%, benefiting in part from the higher prices in the international market and from the greater participation of sugar in the domestic market. In CCL, in turn, lubricants continued to be the most profitable product, followed by gasoline, diesel and, finally, ethanol.

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2Q'09	2Q'10	Gross Margin	YTD'09	YTD'10
		Average Unit COGS
149	251	Sugar (R$/ton)	80	237
154	20	Ethanol (R$/thd liters)	68	(47)
115	136	CCL (R$/thd liters)	113	121
		Gross Margin %
27.0%	34.6%	Sugar	16.1%	34.2%
18.6%	2.7%	Ethanol	8.9%	-7.1%
6.0%	7.7%	CCL	6.0%	6.9%

Selling Expenses

Selling expenses of R$211.3 million were 138.5% higher than the R$88.6 million in 2Q’09 mainly due to the absorption of CCL (R$93.7 million) and NovAmérica (R$30.3 million). Excluding these impacts, CAA selling expenses decreased 1.5% (R$87.3 million on the 2Q’10 versus R$88.6 million on the 2Q’09), even despite the 16.6% growth of sugar exports, due to the 12.9% decrease in ethanol volumes exported and to the commercial area strategy in the sense of reducing budget through the review of sugar-related agreements and commercial understandings and the elimination less profitable accounts and the resulting drop in sales volumes of DaBarra products.

2Q'09	2Q'10	Selling Expenses	YTD'09	YTD'10
(88.6)	(211.3)	Selling Expenses (R$MM)	(174.3)	(420.9)
(88.6)	(117.6)	CAA	(174.3)	(232.8)
-	(93.7)	CCL	-	(188.1)

Due to different accounting policies and allocation of expenses adopted by Esso Brasileira (currently named CCL) before the acquisition by Cosan, comparison of the 2Q’10 with the 2Q’09 is inadequate for analysis, therefore it is suggested the use of 1Q’10 information. Selling expenses in 1Q’10 amounted R$94.4 million, aligned with the R$93.7 million in the 2Q’10, which is compounded mostly by Salaries and Benefits and Product Delivery Freight.

General and Administrative Expenses

General and administrative expenses of R$116.2 million, representing 3.3% of the net income of 2Q’10, showed a significant increase (76.9%) in relation to the R$65.7 million of 2Q’09, mainly due to incoming of CCL expenses (R$13.5 million) and NovAmérica’s (R$8.1 million). Excluding CCL and NovAmérica impacts, general and administrative expenses grew 44%, from R$94.6 million in 2Q’10 versus R$65.7 million in 2Q’09.

The growth of general and administrative expenses was leveraged mainly by the following reasons: (i) expenses of R$6.3 million related to the adoption of Stock Options accounting as per Technical Opinion CPC10; (ii) R$3 million expenses referring to labor indemnifications in inactive companies that are part of the group; (iii) R$3.5 million referring to payment of fine to ANEEL due to breach of agreement to supply electric power at the Paraúna Unit; (iv) R$3 million referring to the provisioning of amounts payable on account of variable compensation of the management and employees (v) R$4.5 million with consultancy services.

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2Q'09	2Q'10	General & Administrative Expenses	YTD'09	YTD'10
(65.7)	(116.2)	G&A Expenses (R$MM)	(125.4)	(205.5)
(65.7)	(102.7)	CAA	(125.4)	(175.7)
-	(13.5)	CCL	-	(29.8)

EBITDA

Depreciation and amortization of R$156.8 million, 11.3% shorter than those registered in 2Q’09, are mainly due to the change in the criteria determining the depreciation adjusted to EBITDA calculations, as commented previously. As result of this new criterion, part of such reduction is due to the fact that part of the depreciation and amortization from the production remains in inventory before being appropriated to the results at the moment of sale. This impact is partially offset by the beginning of the useful life of goods and equipment included in the Company’s investment plans, including agricultural mechanization and co-generation. Thus, if one were to exclude this non-cash effect of operating costs and expenses, the Company had an EBITDA of R$355.7 million against R$182.5 million in the same period last year, represented by an EBITDA margin of 9.9%.

Out of this amount, R$269.3 were generated by CAA, 47.6% higher than the same quarter from the previous year due to better sugar prices, higher volumes commercialized, lower depreciation and increase in contribution from cogeneration projects and port services (Rumo). CCL’s EBITDA, even without the contribution from the aviation business, reached R$86.3 million in 2Q’10, maintaining a high margin of 3.6%, or R$63.8/cbm, in view of the growth in sales volumes of diesel and ethanol and due to the increase in gasoline, ethanol, diesel and lubricants unit margins.

Consolidated EBITDA (R$ MM)

Financial Results

This quarter’s net financial result of positive R$78.9 million, as opposed to a negative result of R$551.8 million in the same period last year, for the reasons below:

(i) the positive currency effect of R$200.3 million in this quarter as opposed to a negative currency effect of R$ 501.8 million in the same

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quarter last year, in view of the currency variation over the net exposure of assets and liabilities listed in foreign currency. In the current quarter, the R$ was valued in relation to the USD by 9% (from R$1.9516/US$ on June 30 to R$1.7781/US$ on September 30) whereas in the same quarter last year the Brazilian Real depreciated by 35% (from R$1.5616/US$ on July 31 to R$2.1153/US$ on October 31, 2008).

(ii) 100% growth in gross debt charges, occurred in view of greater average indebtedness, considering the new debts made by reason of the acquisitions of CCL in December/08 and of NovAmerica in June/09 and

The result with derivatives in 2Q’10 reflects the negative effect generated by the increase in the price of sugar in the commodities futures market, which was partially offset by the positive effect of the currency hedge, in view of the dollar depreciation. Thusly, the net result for derivatives was of R$16.7 million negative this quarter as opposed to an income of R$3.0 million in the same quarter last year.

2Q'09	2Q'10	Financial Expenses, Net (R$MM)	YTD'09	YTD'10
(43.2)	(105.9)	Interest on Financial Debt	(81.0)	(201.5)
15.7	17.0	Financial Investments Income	35.7	27.6
(27.4)	(88.9)	(=) Sub-total: Interest on Net Financial De	(45.4)	(173.9)
(25.5)	(17.9)	Other interest and monetary variation	(67.1)	(41.5)
(501.4)	200.3	Exchange Variation	(399.8)	578.9
3.0	(16.7)	Gains (losses) with Derivatives	48.2	144.1
(0.4)	(0.5)	CPMF Taxes, Banking Fees and Other	(0.8)	(0.9)
-	2.6	Interest on Indemnity from Government	-	5.6
(551.8)	78.9	(=) Net Financial Expenses	(464.8)	512.3

On September 30rd, 2009, the derivatives portfólio contracted with the purpose of hedging prices of sugar, ethanol, and the currency exchange rate is as follows:

Summary of Hedge on September 30, 2009:	Fiscal Year
	2009/10	2010/11
Sugar
Sugar #11 (NY) - *
Volume (thd tons)	1,121	1,063
Average Price (¢US$/lb)	18.5	20.5
London #5
Volume (thd tons)	14	-
Average Price (US$/ton)	573.7	-
FX
US$
Volume (US$ million)	803	457
Average Price (R$/US$)	1.837	1.931
* - Includes futures, 'in the money' options and commercial contracts of sale at fixed prices.

EBITDAH

The EBITDAH of the quarter was of R$338.9 millions, as opposed to R$182.5 million in the same quarter last year. The results from hedge from these periods are not comparable, since starting on the 4Q’09, according to changes in the Brazilian accounting policies, the results from derivatives began to reflect the adjustments to the portfolio of contracted and open derivative positions at market value in the period,

15

which is already performed under US GAAP. Therefore, the results from derivatives no longer reflects the amount of gains or losses with derivatives associated with the volume of operating revenue in the period, but rather the adjustment of open derivative positions to their fair value independent of the objected being hedged by the derivatives.

The result of R$338.9 millions was affected by a net derivatives effect of only R$16.7 millions, derived of a negative result of losses with sugar agreements totaling R$242.9 millions, which were partially offset by income of R$ 226.2 millions with derivative exchange agreements, as seen in the building blocks below:

Consolidated EBITDAH (R$ MM)

Net Profit

As a result of the foregoing, Cosan closed 2Q’09 with a net profit of R$173.4 million, resulting from the non-cash currency exchange variation positive effect and, mainly due to the solid operational performance of the period, caused by good prices for sugar, recovery of ethanol prices and maintenance of good distribution margins.

Net Profit (R$ MM)

C. Financial Situation

Gross financial indebtedness totaled R$5,258.3 million by the end of 2Q’10, a 13.2% raise, or R$633.9 million, in relation to the R$4,624.4 of 1Q’10. The main events that altered indebtedness were

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procurement of funds made by CCL Finance totaling U$350 million in Senior Notes with maturity set to 2014, with the purpose of extending short-term liabilities, in addition to the partial disbursements of resources made by the National Bank for Economic and Social Development (BNDES) to Jataí’s Greenfield and to the co-generation projects at the Bonfim and Gasa units, amounting R$354.6 millions. Part of this effect in the increase of the indebtedness was offset by the impact, in the dollar debt, of the Real appreciation, which went from R$1.95 to R$1.78/US$. Moreover, we had the amortization of short-term installments of the debt, a result of NovaAmerica’s merger.

Debt per Type (R$MM)	1Q'10	2Q'10	% ST	Var.
Foreign Currency	2,135.2	2,494.4		359.2
Perpetual Notes	888.6	809.6	1.2%	(79.0)
Senior Notes 2017	803.3	719.4	1.1%	(83.9)
Senior Notes 2009	71.1	66.4	100.0%	(4.7)
Senior Notes 2014	-	630.0	1.3%	630.0
IFC	98.8	83.0	23.2%	(15.9)
FX Advances	152.1	91.0	100.0%	(61.1)
Pre-Export Contracts	121.3	95.1	40.2%	(26.3)
Local Currency	2,489.3	2,764.0		274.7
Promissory Notes	1,198.2	1,233.7	24.5%	35.5
BNDES	360.1	714.8	3.4%	354.6
Finame (BNDES)	222.7	210.0	24.5%	(12.7)
Working Capital	24.5	20.5	20.5%	(4.0)
Overdraft	0.3	37.2	98.5%	37.0
Credit Banking Note	216.8	217.4	72.4%	0.6
Debentures	157.8	152.6	100.0%	(5.2)
Credit Notes	343.2	222.9	98.8%	(120.3)
Expenses with Placement of Debt	(34.3)	(45.2)	40.6%	(10.9)
Gross Debt	4,624.4	5,258.3	22.3%	633.9
Cash and Marktable Securities	932.9	1,098.2		165.3
Net Debt	3,691.5	4,160.2	5.4%	468.7
Short Term	1,115.9	1,171.6		(55.6)
Long Term	3,508.5	4,086.8		(578.3)

By the end of 2Q’10 Cosan’s cash position was of R$1098.2 million, raising its net indebtedness to R$4,160.2 or 3.12 times the EBITDA of 12 months. It is worth pointing out that this EBITDA is calculated by using the last 12 months of CAA, the yearly CCL EBITDA since its acquisition (10 months) and the EBITDA of 4 months of NovAmerica, also on a yearly basis.

The debt’s profile had a slight improvement, to 22% of the total of the debt in the short-term, mainly due to the procurement of funds with the BNDES and CCL, which has a long-term profile. The installment of the debt in dollars also suffered a reduction to 47.6% of the total indebtedness, due to the reduction of debts in dollars, caused by the appreciation of the Real and by the BNDES procurement in Reais.

D. Investments

The total investments flow of R$ 386.8 million in 2Q’10 is mainly reflected by the execution of the greenfield projects, in Jataí and Caarapó and the power co-generation.

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2Q'09	2Q'10	Capex(R$MM)	YTD'09	YTD'10
24.6	44.8	● Sugar Cane Planting Costs	79.5	116.4
14.7	1.8	● Inter-harvest Maintenance Costs	14.7	26.6
34.4	57.2	● Projects CAA	134.4	127.9
-	7.7	● Projects CCL	-	19.3
73.7	111.5	(=) Operating Capex	228.7	290.2
127.3	92.4	● Co-generation Projects	168.9	170.9
113.3	155.2	● Greenfield	181.6	318.6
314.3	359.1	(=) Capex	579.1	779.7
61.4	29.2	● Investments	62.1	(29.4)
1.6	(1.5)	● Cash from Sale of Fixed Assets		(119.2)
377.3	386.8	(=) Investment Cash Flow	641.3	631.1

Capex (capital expenditure) for 2Q’10 totaled R$359.1 million, versus R$314.3 million in the same period of the previous year, an increase of 14.3%. On both periods, investments in cogeneration and in the greenfields were very significant to the Company’s capex, followed by the CAA projects aiming to the growth in crushing, internal infrastructure and environmental and processes improvements.

Investments in power co-generation were of R$92.4 million in the period, 27.4% shorter than the same period last fiscal year; mainly due to the current stage of works in progress, if compared to the works in the conclusion stage of 2Q’09, which used up great amounts of funds. Capex, in 2Q’10, is mainly associated with the progress in the works at Barra and Bonfim plants, which are budgeted to happen mainly through FY’10. Both plants won the LER (Reserve Power Auction) held in August, 2008, and have a firm supply agreement with ANEEL to last fifteen years, as of FY’11.

General operational projects of CAA totaled R$57.2 million versus R$34.4 million of the same period last year, an increase of 66.3%. The capex in the period was mainly made (i) in sugar plants expansion projects (ii) in infrastructure to receive chopped cane (mechanically harvested) and supplementation of the IT infrastructure to shelter the growth of the company with integration of NovAmérica systems (iii) in projects to improve the environment, focused in expansion of the area of application of vinasse.

In the second quarter of FY’10 the amount of investments referring to inter-harvest maintenance was reduced, since acquisition of equipments were anticipated to the first quarter, aiming at capturing negotiation gains when suppliers of parts and services have a lower demand.

In 2Q’10 the planting area of sugar cane was of approximately 12.0 thousand hectares, comprising renewal and acquisition of crops. In this context, Cosan invested R$44.8 million, 82% more than the resources used last year.

In 2Q’10, CCL’s CAPEX reflects investments of R$ 7.7 million in service station improvements, expansion and reformation of terminals and interventions in the lubricants plant.

E. Material Facts

On October 15, continuing with the process of professionalizing the Company and in-line with corporate governance best practices, Mr.

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Rubens O. Silveira Mello resigned from his position as CEO of Cosan S.A., keeping his position as Chairman of the Board, to fully engage in the Company’s strategic management. As of November 1, 2009, Mr. Marcos Marinho Lutz, former Commercial and Logistic Executive Officer and Vice-President, was appointed as CEO.

On September 14, 2009, Cosan Limited disposed of 10,000,000 subscription bonuses, part of the 54,993,482 bonuses that had been granted as per capital increase made at Cosan S.A. on November 10, 2008. On October 29, 2009, Cosan Limited exercised 39,589,922 subscription bonuses, equivalent to 23,753,953 new Cosan S.A shares. Cosan Limited further intends to exercise the 5,406,560 remaining bonuses, corresponding to 3,243,936 shares until their date of maturity, on December 31, 2009.

F. Guidance

This section contains guidance ranges for selected key parameters of the Company. Note that statements in other sections of this letter may also contain projections. These projections and guidance are merely estimates and indicative, and should not be construed as a guarantee of future performance.

This guidance takes into consideration the operations held by the Cosan group today, which includes CCL, NovAmérica Agroenergia (10 months) and Rumo Logística, as well as the typical and known sugar, ethanol and cogeneration operations of Cosan.

Guidance	2008FY	2009FY	2010FY
Crushed Cane Volume (thousand tons)	40,315	43,127	+20%	≤ ∆ ≤ +30%
Sugar Volume Sold (thousand tons)	3,147	3,052	+30%	≤ ∆ ≤ +50%
Ethanol Volume Sold (million liters)	1,568	1,495	+40%	≤ ∆ ≤ +60%
Revenues (R$MM)	2,736	6,270	+110%	≤ ∆ ≤ +140%
EBITDA (R$MM)	183	718	+100%	≤ ∆ ≤ +120%
Net Profit/Loss (R$MM)	(48)	(474)		*
Capex (R$MM)	1,053	1,346	+20%	≤ ∆ ≤ +30%

* The Net profit (loss) is very sensitive to FX variations. Considering today’s FX rate of R$1.73/US$, it is expected that the FY’09 net loss of R$473.8 million will be reverted to net profit in the next fiscal year.

G. Attachments 1. Net Revenues

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2Q'09	2Q'10	Sales Composition (R$MM)	YTD'09	YTD'10
715.1	3,575.3	Net Operating Revenue	1,354.7	7,141.4
409.7	798.9	● Sugar Revenue - CAA	762.1	1,450.0
57.2	302.2	Local	115.1	438.8
352.5	496.7	Export	647.0	1,011.2
232.8	327.8	● Ethanol Revenue - CAA	474.6	807.2
89.3	212.9	Local	249.3	526.9
143.5	114.9	Export	225.2	280.3
72.6	138.9	● Other Revenue - CAA	118.0	237.8
2,533.5	2,223.2	● Fuels Revenue - CCL	4,908.7	4,498.7
159.2	189.9	Ethanol	299.8	345.8
991.0	912.1	Gasoline	1,927.6	1,799.9
1,069.8	1,094.4	Diesel	2,069.8	2,172.8
313.4	26.8	Other	611.4	180.2
163.2	170.9	● Lubes Revenue - CCL	318.3	321.2
17.2	18.0	● Other Revenue - CCL	34.5	36.8
-	(102.3)	● Eliminations from Consolidation	-	(210.3)

2. Volume Sold

2Q'09	2Q'10	Volume Sold	YTD'09	YTD'10
739.9	1,101.1	Sugar (thd tons)	1,531.5	2,089.6
92.2	322.5	Local	196.4	491.8
647.7	778.6	Export	1,335.1	1,597.8
281.7	450.7	Ethanol (MM liters)	620.2	1,207.4
114.3	285.0	Local	337.9	797.7
167.4	165.6	Export	282.3	409.7
	223,729	Energy (MWh)		355,540
1,381.8	1,318.2	Fuels (MM liters)	2,701.1	2,690.3
171.3	224.7	Ethanol	329.7	426.3
456.7	418.9	Gasoline	891.6	830.8
568.7	638.5	Diesel	1,110.4	1,227.5
185.1	36.1	Others	369.4	205.6
33.6	34.4	Lubes (MM liters)	69.3	64.0
-	2,501.0	Loading (thd tons)	-	4,585.0

3. Average Prices

2Q'09	2Q'10	Average Price	YTD'09	YTD'10
554	726	Sugar (R$/ton)	498	694
620	937	Local	586	892
544	638	Export	485	633
826	727	Ethanol (R$/thd liters)	765	669
781	747	Local	738	661
857	694	Export	798	684
1,833	1,686	Fuels (R$/Thd liters)	1,817	1,672
930	845	Ethanol	909	811
2,170	2,177	Gasoline	2,162	2,166
1,881	1,714	Diesel	1,864	1,770
1,693	741	Others	1,655	876
4,853	4,968	Lubes (R$/Thd liters)	4,595	5,015

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H. Financial Statements of Cosan S.A. – BR GAAP

Income Statement		Apr'07	Apr'08	Mar'09	Jan'08	Apr'08	Jul'08	Oct'08	Jan'09	Mar'09	Jun'09	Sep'09
(In million of reais)		FY'07	FY'08	FY'09	3Q'08	4Q'08	1Q'09	2Q'09	3Q'09	4Q'09	1Q'10	2Q'10
Gross Operating Revenue		3,902.9	2,978.6	6,732.8	747.5	916.4	692.7	760.1	2,746.4	2,533.6	3,843.5	3,907.2
(-)	Sales Taxes and Deductions	(297.8)	(242.5)	(462.7)	(73.5)	(73.4)	(53.1)	(45.0)	(180.7)	(183.8)	(277.4)	(331.9)
(=)	Net Operating Revenue	3,605.1	2,736.2	6,270.1	674.0	843.0	639.6	715.1	2,565.6	2,349.8	3,566.1	3,575.3
(-)	Cost of Goods Sold and Services Rendered	(2,481.1)	(2,387.1)	(5,470.7)	(594.4)	(693.6)	(626.0)	(547.1)	(2,187.6)	(2,109.9)	(3,198.4)	(3,051.5)
(=)	Gross Profit	1,123.9	349.0	799.4	79.6	149.4	13.6	167.9	378.0	239.9	367.7	523.8
	Margin	31.2%	12.8%	12.7%	11.8%	17.7%	2.1%	23.5%	14.7%	10.2%	10.3%	14.7%
(-)	Operating Income (Expenses):	(556.6)	(418.0)	(1,508.5)	(185.1)	(161.8)	(94.9)	(754.7)	(319.6)	(339.4)	117.9	(246.1)
(-)	Selling	(282.0)	(301.3)	(432.6)	(73.4)	(74.9)	(85.7)	(88.6)	(156.8)	(101.5)	(209.6)	(211.3)
(-)	General and Administrative	(246.2)	(210.2)	(275.9)	(49.9)	(57.7)	(59.7)	(65.7)	(72.3)	(78.2)	(89.3)	(116.2)
(-)	Financial Income (Expenses), Net	158.0	284.3	(817.4)	(11.9)	1.0	86.9	(551.8)	(159.2)	(193.4)	433.4	78.9
(±) Earnings (Losses) on Equity Investments		(0.1)	6.6	14.0	0.1	6.4	0.2	(0.3)	13.6	0.5	(3.6)	0.0
(-)	Goodwill Amortization	(223.7)	(201.4)	(196.5)	(48.2)	(40.6)	(40.4)	(40.4)	(65.2)	(50.5)	(85.6)	-
(±)	Other Operating Income (Expenses), Net	37.3	4.0	199.9	(1.7)	4.0	3.9	(8.0)	120.2	83.7	72.5	2.5
(=)	Operating Income (Loss)	567.3	(69.0)	(709.1)	(105.5)	(12.4)	(81.3)	(586.7)	58.5	(99.5)	485.6	277.8
	Margin	15.7%	-2.5%	-11.3%	-15.7%	-1.5%	-12.7%	-82.0%	2.3%	-4.2%	13.6%	7.8%
(±)	Income and Social Contribution Taxes	(203.9)	18.7	234.7	33.5	6.6	22.4	205.9	(53.3)	59.6	(157.9)	(103.8)
(±) Minority Interest		(6.2)	2.5	0.6	0.6	0.5	0.8	0.1	0.0	(0.4)	9.6	(0.6)
(=)	Net Income (Loss) for the Year	357.0	(48.0)	474.0)	(71.0)	(5.0)	(58.0)	(381.0)	5.0	(40.0)	337.3	173.4
	Margin	9.9%	-1.8%	-7.6%	-10.5%	-0.6%	-9.1%	-53.3%	0.2%	-1.7%	9.5%	4.8%
● EBITDA		930.0	182.9	718.0	2.3	49.9	29.2	182.5	340.4	165.9	311.2	355.7
	Margin	25.8%	6.7%	11.5%	0.3%	5.9%	4.6%	25.5%	13.3%	7.1%	8.7%	9.9%
● EBITDAH (Ebitda adjusted by Hedge)		855.7	407.8	765.7	95.5	31.0	74.4	185.5	465.3	40.4	472.0	338.9
	Margin	24.2%	13.8%	12.1%	12.4%	3.8%	10.9%	25.8%	17.3%	1.8%	12.7%	9.5%
● Depreciation & Amortization		297.0	341.3	427.2	47.8	29.1	157.2	176.8	71.1	22.0	169.9	156.8

Cash Flow Statement	Apr'07	Apr'08	Mar'09	Jan'08	Apr'08	Jul'08	Oct'08	Jan'09	Mar'09	Jun'09	Se´p'09
(In millions of reais)	FY'07	FY'08	FY'09	3Q'08	4Q'08	1Q'09	2Q'09	3Q'09	4Q'09	1Q'10	2Q'10
Net Income (Loss) for the Year	357.3	(47.8)	(473.8)	(71.4)	(5.3)	(58.1)	(380.7)	5.2	(40.2)	337.3	173.4
Non-cash Adjustments:
Earnings (Losses) from Equity Investments	0.1	(6.6)	(14.0)	(0.1)	(6.4)	(0.2)	0.3	(13.6)	(0.5)	3.6	(0.0)
Depreciation & Amortization	297.0	341.3	427.2	47.8	29.1	157.2	176.8	71.1	22.0	169.9	156.8
Losses (Gains) in Fixed Assets Disposals	8.4	(1.2)	(208.9)	0.1	(8.1)	1.2	4.5	3.0	(217.6)	(103.2)	0.8
Goodwill Amortization	223.7	201.4	196.5	48.2	40.6	40.4	40.4	65.2	50.5	85.6	-
Accrued Financial Expenses	(190.6)	(116.0)	932.5	87.5	(37.2)	(26.2)	572.0	297.8	89.0	(287.8)	(84.0)
Other Non-cash Items	119.7	(42.4)	(197.9)	(17.6)	(0.7)	(32.2)	(162.9)	49.3	(52.1)	133.1	74.0
(=) Adjusted Net Profit (Loss)	815.5	328.8	661.5	94.5	12.1	82.0	250.4	478.0	(148.9)	338.5	321.0
(±) Variation on Assets and Liabilities	(148.0)	(360.1)	(234.5)	(152.6)	323.9	(129.5)	(399.0)	(140.7)	434.7	195.7	(312.9)
(=) Cash Flow from Operating Activities	667.5	(31.3)	427.0	(58.1)	335.9	(47.4)	(148.6)	337.3	285.8	534.2	8.7
Additions on Investments, Net of Cash Received	(83.7)	(160.5)	(1,823.6)	(0.4)	(155.9)	(0.7)	(61.4)	(1,533.7)	(227.7)	58.5	(29.2)
Additions on Property, Plant and Equipment	(684.2)	(1,053.1)	(1,346.1)	(271.0)	(474.4)	(264.8)	(314.3)	(432.4)	(334.6)	(420.6)	(359.1)
Cash Received on Sale of Fixed Asset	-	12.2	372.1	-	12.2	1.6	(1.6)	-	372.1	117.7	1.5
(=) Cash Flow from Investment Activities	(767.9)	(1,201.4)	(2,797.6)	(271.4)	(618.1)	(263.9)	(377.4)	(1,966.1)	(190.3)	(244.3)	(386.8)
Additions of Debt	854.7	198.3	1,478.0	213.0	(25.5)	3.0	315.8	1,196.4	(37.1)	172.9	1,045.8
Payments of Principal and Interest on Debt	(375.6)	(839.4)	(257.2)	(319.6)	(52.2)	(67.8)	(26.7)	(148.3)	(14.4)	(127.8)	(317.3)
Capital Increase	6.9	1,742.6	884.5	1,742.6	-	-	880.0	-	4.5	-	1.4
Treasury Stock	-	-	(4.2)	-	-	-	(4.2)	-	-	-	-
Capital Increase at subsidiaries	-	-	15.4	-	-	-	3.5	-	11.9	-	-
Dividends	-	(75.8)	-	-	(75.8)	-	-	-	-	-	-
Other	-	-	(36.6)	-	(2.4)	-	-	(5.9)	(30.7)	(121.4)	(335.4)
(=) Cash Flows from Financing Activities	486.0	1,025.7	2,079.9	1,636.0	(155.9)	(64.8)	1,168.4	1,042.2	(65.8)	(76.3)	393.9
(=) Total Cash Flow	385.6	(207.0)	(290.7)	1,306.6	(438.1)	(376.2)	642.4	(586.7)	29.7	213.6	15.7
(+) Cash & Equivalents, Beginning	831.5	1,217.1	1,010.1	141.6	1,448.2	1,010.1	633.9	1,276.3	689.7	719.4	932.9
(=) Cash & Equivalents, Closing	1,217.1	1,010.1	719.4	1,448.2	1,010.1	633.9	1,276.3	689.7	719.4	932.9	948.6

21

Balance Sheet	Apr'07	Apr'08	Mar'09	Jan'08	Apr'08	Jul'08	Oct'08	Jan'09	Mar'09	Jun'09	Sep'09
(In million of reais)	FY'07	FY'08	FY'09	3Q'08	4Q'08	1Q'09	2Q'09	3Q'09	4Q'09	1Q'10	2Q'10
Cash and Cash Equivalents	1,217.1	1,010.1	719.4	1,448.2	1,010.1	633.9	1,276.3	689.7	719.4	932.9	948.6
Restricted Cash	35.9	79.6	11.8	62.0	79.6	79.4	0.2	11.9	11.8	40.1	149.5
Derivative Financial Instruments	1.6	6.9	17.0	5.4	6.9	9.0	8.6	6.1	17.0	86.6	97.4
Trade Accounts Receivable	112.3	215.2	599.2	105.4	215.2	115.5	215.9	459.0	599.2	585.6	589.7
Inventories	503.4	570.5	1,106.2	1,019.7	570.5	905.6	1,439.9	1,643.7	1,106.2	1,149.9	1,531.5
Advances to Suppliers	211.4	226.1	206.0	243.1	226.1	252.3	287.0	239.9	206.0	386.1	336.7
Related Parties	-	16.3	57.2	-	16.3	1.1	28.4	35.8	57.2	36.1	21.6
Deferred Income and Social Contribution Taxes	38.1	-	42.5	26.0	-	-	-	-	42.5	53.5	48.1
Recoverable Taxes	54.0	129.8	265.4	50.4	129.8	121.3	160.6	240.7	265.4	299.0	342.9
Other Assets	50.9	17.9	50.3	29.3	17.9	21.9	37.1	82.3	50.3	32.7	41.7
Current Assets	2,224.7	2,272.4	3,074.9	2,989.4	2,272.4	2,140.0	3,453.9	3,409.0	3,074.9	3,602.6	4,107.9
Accounts Receivable from Federal Government	318.4	342.2	323.4	339.2	342.2	342.2	342.2	342.2	323.4	326.4	329.0
CTN's-Restricted Brazilian Treasury Bills	123.3	151.7	177.6	144.9	151.7	164.8	170.9	175.5	177.6	184.7	189.3
Deferred Income and Social Contribution Taxes	242.5	357.0	700.0	297.9	357.0	386.7	567.8	665.0	700.0	644.6	551.5
Advances to Suppliers	-	77.3	48.0	44.5	77.3	88.2	93.6	125.3	48.0	55.5	85.1
Related Parties	-	-	-	-	-	-	-	-	-	153.2	151.8
Other Assets	112.4	94.4	132.4	107.2	94.4	124.1	124.0	159.1	132.4	185.4	190.2
Investments	93.2	120.3	278.2	14.0	120.3	124.2	184.7	280.5	278.2	181.3	196.5
Property, Plant and Equipment	2,015.7	2,776.3	3,493.9	2,297.0	2,776.3	2,882.8	3,020.8	3,389.0	3,493.9	4,516.4	4,671.4
Goodwill	1,133.2	1,160.7	2,418.8	1,042.4	1,160.7	1,115.6	1,074.5	2,493.8	2,418.8	2,724.3	2,737.5
Noncurrent Assets	4,038.6	5,079.9	7,572.5	4,287.1	5,079.9	5,228.5	5,578.5	7,630.4	7,572.5	8,971.7	9,102.3
(=) Total Assets	6,263.4	7,352.4	10,647.4	7,276.4	7,352.4	7,368.5	9,032.4	11,039.4	10,647.4	12,574.3	13,210.2
Loans and Financings	117.2	78.2	1,449.5	86.1	78.2	74.2	311.0	1,480.6	1,449.5	1,127.4	1,184.7
Derivatives Financial Instruments	45.3	50.7	66.9	24.5	50.7	19.3	32.6	49.5	66.9	98.9	215.4
Trade Accounts Payable	113.8	191.0	456.1	196.3	191.0	331.6	489.9	518.2	456.1	662.8	712.5
Salaries Payable	63.3	80.7	93.2	51.7	80.7	119.0	143.0	77.7	93.2	152.3	180.9
Taxes and Social Contributions Payable	126.2	116.1	168.6	93.3	116.1	115.0	109.7	163.2	168.6	189.8	230.9
Related Parties	0.7	-	5.2	-	-	-	-	2.5	5.2	4.5	3.8
Other Liabilities	125.4	49.9	85.8	28.6	49.9	34.4	126.1	66.6	85.8	134.1	100.7
Current Liabilities	591.7	566.5	2,325.2	480.5	566.5	693.4	1,212.3	2,358.2	2,325.2	2,369.7	2,629.0
Loans and Financing	2,819.9	2,106.2	2,885.5	2,196.8	2,106.2	2,047.9	2,679.3	2,904.5	2,885.5	4,091.4	4,667.4
Taxes and Social Contributions Payable	338.5	359.3	328.8	340.1	359.3	351.5	346.1	336.0	328.8	335.5	288.9
Provision for Legal Proceedings	728.0	832.4	1,105.9	775.3	832.4	849.8	873.1	1,114.1	1,105.9	1,135.5	1,143.4
Related Parties	-	-	405.2	-	-	-	-	405.3	405.2	341.5	-
Pension Fund	-	-	60.4	-	-	-	-	58.5	60.4	61.0	62.3
Other Liabilities	134.0	144.4	139.9	134.5	144.4	141.3	138.4	134.8	139.9	169.2	168.4
Noncurrent Liabilities	4,020.4	3,442.3	4,925.5	3,446.7	3,442.3	3,390.5	4,037.0	4,953.1	4,925.5	6,134.1	6,330.3
Minority Shareholders' Interest	20.2	17.7	30.9	18.2	17.7	17.0	20.3	31.5	30.9	29.9	30.4
Capital	1,192.7	2,935.3	3,819.8	2,935.3	2,935.3	2,935.3	3,815.3	3,815.3	3,819.8	4,153.9	4,155.3
Capital Reserve	-	-	41.7	-	-	-	(4.2)	(4.2)	41.7	45.1	50.2
Profits Reserve	227.3	180.2	-	227.3	180.2	180.2	180.2	180.2	-	-	-
Legal Reserve	16.0	16.0	-	16.0	16.0	16.0	16.0	16.0	-	-	-
Revaluation Reserves	195.0	194.4	-	194.4	194.4	194.2	193.8	93.2	-	-	-
Accumulated losses	-	-	(495.7)	(41.9)	-	(57.9)	(438.2)	(403.9)	(495.7)	(158.4)	15.0
Shareholders' Equity	1,631.0	3,325.8	3,365.7	3,331.1	3,325.8	3,267.7	3,762.8	3,696.6	3,365.7	4,040.7	4,220.5
(=) Total Liabilities & Shareholders' Equity	6,263.4	7,352.4	10,647.4	7,276.4	7,352.4	7,368.5	9,032.4	11,039.4	10,647.4	12,574.3	13,210.2

Credit Statistics (LTM)	Apr'07		Apr'08		Mar'09		Jan'08		Apr'08		Jul'08		Oct'08		Jan'09		Mar'09		Jun'09		Sep'09
(In million of reais)	FY'07		FY'08		FY'09		3Q'08		4Q'08		1Q'09		2Q'09		3Q'09		4Q'09		1Q'10		2Q'10
Net Operating Revenues	3,605.1		2,736.2		6,270.1		2,575.2		2,736.2		2,784.1		2,871.6		4,763.3		6,270.1		9,196.6		12,056.9
● Gross Profit	1,123.9		349.0		799.4		369.9		349.0		318.9		410.5		708.9		799.4		1,153.6		1,509.4
● EBITDA	930.0		182.9		718.0		261.8		182.9		159.6		264.0		602.1		718.0		1,000.0		1,173.1
● EBIT	633.1		(158.4)		290.8		(186.9)		(158.4)		(213.5)		(147.0)		167.7		290.8		560.2		753.3
● Encargos Financeiros da Dívida Líquida	127.8		106.2		179.9		126.2		106.2		91.9		85.2		136.1		179.9		247.0		308.4
● Net Profit	357.3		(47.8)		(473.8)		122.2		(47.8)		(119.6)		(515.5)		(438.9)		(473.8)		(78.4)		475.6
Liquid Funds
● Cash and Cash Equivalents	1,217.1		1,010.1		719.4		1,448.2		1,010.1		633.9		1,276.3		689.7		719.4		932.9		1,098.2
Short-Term Debt
● Loans and Financings	109.0		69.3		1,442.7		80.2		69.3		62.9		298.6		1,475.3		1,442.7		1,115.9		1,171.6
Long-Term Debt
● Loans and Financings	2,324.8		1,562.5		2,312.3		1,663.6		1,562.5		1,474.9		2,101.7		2,327.6		2,312.3		3,508.5		4,086.8
Total Debt	2,433.8		1,631.8		3,755.0		1,743.8		1,631.8		1,537.7		2,400.3		3,802.9		3,755.0		4,624.4		5,258.3
Net Debt	1,216.7		621.7		3,035.6		295.6		621.7		903.8		1,124.0		3,113.3		3,035.6		3,691.5		4,160.2
Current Assets	2,224.7		2,272.4		3,074.9		2,989.4		2,272.4		2,140.0		3,453.9		3,409.0		3,074.9		3,602.6		4,107.9
Current Liabilities	591.7		566.5		2,325.2		480.5		566.5		693.4		1,212.3		2,358.2		2,325.2		2,369.7		2,629.0
Shareholders' Equity	1,631.0		3,325.8		3,365.7		3,331.1		3,325.8		3,267.7		3,762.8		3,696.6		3,365.7		4,040.7		4,220.5
Capex - Property, Plant and Equipment	684.2		1,053.1		1,346.1		944.2		1,053.1		1,147.4		1,324.5		1,485.9		1,346.1		1,501.9		1,546.7
● Capex - Operational	598.0		781.9		565.0		798.1		781.9		796.9		762.7		727.5		565.0		588.7		626.5
EBITDA Margin	25.8%		6.7%		11.5%		10.2%		6.7%		5.7%		9.2%		12.6%		11.5%		10.9%		9.7%
● Gross Profit Margin	31.2%		12.8%		12.7%		14.4%		12.8%		11.5%		14.3%		14.9%		12.7%		12.5%		12.5%
● EBIT Margin	17.6%		-5.8%		4.6%		-7.3%		-5.8%		-7.7%		-5.1%		3.5%		4.6%		6.1%		6.2%
● Net Profit Margin	9.9%		-1.7%		-7.6%		4.7%		-1.7%		-4.3%		-18.0%		-9.2%		-7.6%		-0.9%		3.9%
Net Debt ÷ Shareholders' Equity
● Net Debt %	42.7%		15.8%		47.4%		8.2%		15.8%		21.7%		23.0%		45.7%		47.4%		47.7%		50.5%
● Shareholders' Equity %	57.3%		84.2%		52.6%		91.8%		84.2%		78.3%		77.0%		54.3%		52.6%		52.3%		49.5%
Long-Term Payable Debt to Equity Ratio	1.4	x	0.5	x	0.7	x	0.5	x	0.5	x	0.5	x	0.6	x	0.6	x	0.7	x	0.9	x	1.0	x
Liquidity Ratio (Current Assets ÷ Current Liabilities)	3.8	x	4.0	x	1.3	x	6.2	x	4.0	x	3.1	x	2.8	x	1.4	x	1.3	x	1.5	x	1.6	x
Net Debt ÷ EBITDA	1.3	x	3.4	x	4.2	x	1.1	x	3.4	x	5.7	x	4.3	x	5.2	x	4.2	x	3.7	x	3.7	x
● Short-Term Net Debt ÷ EBITDA	0.1	x	0.4	x	2.0	x	0.3	x	0.4	x	0.4	x	1.1	x	2.5	x	2.0	x	1.1	x	1.0	x
Net Debt ÷ (EBITDA - Capex)	4.9	x	-0.7	x	-4.8	x	-0.4	x	-0.7	x	-0.9	x	-1.1	x	-3.5	x	-4.8	x	-7.4	x	-11.5	x
● Net Debt ÷ (EBITDA - Operational Capex)	3.7	x	-1.0	x	19.8	x	-0.6	x	-1.0	x	-1.4	x	-2.3	x	-24.8	x	19.8	x	9.0	x	7.9	x
Interest Cover (EBITDA ÷ Net Financial Exp.)	7.3	x	1.7	x	4.0	x	2.1	x	1.7	x	1.7	x	3.1	x	4.4	x	4.0	x	4.0	x	3.8	x
● Interest Cover (EBITDA - Op.Capes)÷Net Fin.)	2.6	x	-5.6	x	0.9	x	-4.3	x	-5.6	x	-6.9	x	-5.9	x	-0.9	x	0.9	x	1.7	x	1.8	x
Avg. Debt Cost (Net.Fin.Exp. ÷ Net Debt)	10.5%		17.1%		5.9%		42.7%		17.1%		10.2%		7.6%		4.4%		5.9%		6.7%		7.2%

22

I. Financial Statements of Cosan Limited – US GAAP

Income Statement		Apr'07	Apr'08	Apr'09	Jan'08	Apr'08	Jul'08	Oct'08	Jan'09	Apr'09	Jun'09	Sep'09
(In millions of U.S. dollars)		FY'07	FY'08	FY'09	3Q'08	4Q'08	1Q'09	2Q'09	3Q'09	4Q'09	1Q'10	2Q'10
Net sales		1,679.1	1,491.2	2,926.5	376.7	485.3	394.0	383.8	1,103.4	1,045.3	1,720.3	1,915.7
(-)	Cost of goods sold	(1,191.3)	(1,345.6)	(2,621.9)	(343.5)	(418.4)	(398.9)	(320.2)	(950.3)	(952.4)	(1,561.4)	(1,655.5)
(=)	Gross profit	487.8	145.6	304.6	33.2	66.9	(4.9)	63.6	153.0	92.8	158.8	260.1
(-)	Selling expenses	(133.8)	(168.6)	(213.3)	(41.6)	(44.9)	(53.0)	(47.9)	(67.6)	(44.7)	(102.1)	(115.1)
(-)	General and administrative expenses	(121.1)	(115.1)	(140.1)	(30.2)	(30.5)	(36.3)	(34.9)	(42.2)	(26.8)	(7.9)	(62.8)
(=)	Operating income (loss)	232.9	(138.1)	(48.8)	(38.6)	(8.5)	(94.2)	(19.2)	43.2	21.4	48.9	82.3
	Operating margin	13.9%	-9.3%	-1.7%	-10.2%	-1.8%	-23.9%	-5.0%	3.9%	2.0%	2.8%	4.3%
(-)	Other income (expense):
	Financial	289.4	116.8	(370.8)	(131.8)	119.3	26.5	(234.4)	(137.2)	(25.7)	215.7	64.1
	Other	16.3	(3.7)	(2.3)	(1.4)	(1.8)	(3.5)	(8.1)	6.6	2.7	(7.9)	0.9
(=) Income (loss) before income taxes		538.5	(25.0)	(421.9)	(171.9)	109.0	(71.2)	(261.7)	(87.3)	(1.6)	256.7	147.3
(-)	Income taxes expense (benefit)	(188.8)	19.8	144.7	57.5	(27.9)	23.2	94.5	(1.7)	28.7	(76.5)	(49.4)
(=)	Income (loss) before equity	349.7	(5.2)	(277.2)	(114.3)	81.1	(48.0)	(167.2)	(89.1)	27.1	180.1	97.9
(±)	Equity in income of affiliates	(0.0)	(0.2)	6.1	(0.5)	2.3	0.1	1.2	5.2	(0.3)	(1.7)	0.0
(±)	Minority interest in net (income) loss	(173.0)	22.0	83.0	55.2	(26.1)	18.6	52.0	19.3	(6.9)	(55.8)	(34.0)
(=)	Net income (loss)	176.7	16.6	(188.1)	(59.7)	57.3	(29.3)	(114.1)	(64.6)	19.9	122.6	63.9
	Margin	10.5%	1.1%	-6.4%	-15.8%	11.8%	-7.4%	-29.7%	-5.9%	1.9%	7.1%	3.3%
●	EBITDA	436.5	94.3	239.6	11.8	15.0	14.6	72.2	92.2	60.7	140.3	190.9
	Margin	26.0%	6.3%	8.2%	3.1%	3.1%	3.7%	18.8%	8.4%	5.8%	8.2%	10.0%
●	EBIT	249.2	(141.8)	(51.1)	(40.0)	(10.3)	(97.7)	(27.3)	49.9	24.1	40.9	83.1
	Margin	14.8%	-9.5%	-1.7%	-10.6%	-2.1%	-24.8%	-7.1%	4.5%	2.3%	2.4%	4.3%
● Depreciation and amortization		187.4	236.1	290.7	51.8	25.3	112.3	99.5	42.3	36.6	99.3	107.7

Cash Flow Statement	Apr'07	Apr'08	Mar'09	Jan'08	Apr'08	Jul'08	Oct'08	Jan'09	Mar'09	Jun'09	Se´p'09
(In millions of U.S. dollars)	FY'07	FY'08	FY'09	3Q'08	4Q'08	1Q'09	2Q'09	3Q'09	4Q'09	1Q'10	2Q'10
● Cash flow from operating activities:
Net income (loss) for the year/quarter	176.7	16.6	(188.1)	(59.7)	57.3	(29.3)	(114.1)	(64.6)	19.9	122.6	63.9
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	187.4	236.1	290.7	51.8	25.3	112.3	99.5	42.3	36.6	99.3	107.7
Deferred income and social contribution taxes	150.2	(52.4)	(145.3)	(51.9)	14.0	(31.6)	(86.7)	13.9	(40.9)	66.6	59.3
Interest, monetary and exchange variation	116.3	(43.7)	497.3	56.5	(2.5)	(14.5)	327.5	2.2	182.1	(136.3)	(67.9)
Minority interest in net income of subsidiaries	173.0	(22.0)	(83.0)	(55.2)	26.1	(18.6)	(52.0)	(19.3)	6.9	55.8	34.0
Others	(176.8)	15.2	14.5	(6.2)	8.7	9.2	5.4	(55.0)	54.9	12.2	(47.8)
	626.8	149.8	386.1	(64.6)	128.9	27.5	179.7	(80.5)	259.5	220.3	149.3
Decrease/increase in operating assets and liabilities:
Trade accounts receivable, net	48.2	(57.1)	(23.7)	6.4	(62.2)	63.9	(63.7)	26.5	(50.5)	56.5	(8.5)
Inventories	(54.1)	(31.7)	(85.9)	103.1	253.5	(214.0)	(197.2)	96.0	229.3	88.4	(178.6)
Advances to suppliers	(38.7)	(8.4)	21.1	35.2	8.6	(16.8)	(12.1)	22.8	27.2	(38.8)	7.3
Trade accounts payable	(43.2)	33.7	33.4	(100.9)	(12.2)	90.1	54.8	(83.8)	(27.6)	24.1	30.3
Derivative financial instruments	(155.0)	90.4	4.4	127.4	(79.6)	11.3	(4.8)	56.0	(58.1)	(16.2)	57.9
Taxes payable	(36.6)	(19.6)	(17.1)	13.7	(17.1)	(7.9)	(5.0)	(1.2)	(2.9)	(29.3)	(29.7)
Other assets and liabilities, net	(63.4)	(99.4)	(61.8)	(107.9)	23.0	16.2	(126.6)	23.5	25.0	33.0	(12.1)
	(342.8)	(92.2)	(129.6)	77.1	114.0	(57.1)	(354.6)	139.8	142.4	117.7	(133.3)
(=) Net cash provided by operating actitivities	284.0	57.6	256.6	12.5	242.9	(29.6)	(174.9)	59.2	401.9	338.0	16.0
● Cash flow from investing activities:
Restricted cash	47.0	(25.9)	29.3	(33.6)	(11.1)	0.1	37.4	(8.3)	0.1	(14.5)	(63.0)
Marketable securities	97.0	(671.0)	558.8	(71.0)	191.8	(202.4)	(123.4)	791.6	93.0	-	-
Acquisition of property, plant and equipment	(356.2)	(642.9)	(606.2)	(157.3)	(300.8)	(169.3)	(143.9)	(131.7)	(161.2)	(227.0)	(211.5)
Acquisitions, net of cash acquired	(39.4)	(102.0)	(930.4)	(1.2)	(100.8)	0.8	(45.2)	(671.5)	(214.5)	(2.1)	2.1
Other	-	-	160.7	1.2	-	-	-	(65.5)	226.2	92.4	(8.8)
(=) Net cash used in investing actitivities	(251.6)	(1,441.7)	(787.8)	(261.9)	(220.8)	(370.8)	(275.2)	(85.4)	(56.4)	(151.2)	(281.3)
● Cash flow from financing activities:
Proceeds from issuance of common stock	3.2	1,118.4	200.0	-	-	-	196.2	0.0	3.8	-	0.7
Capital increase on subsidiary from minority	-	324.4	11.2	312.7	11.7	-	-	-	11.2	(62.2)	(0.3)
Dividends Paid	-	(44.9)	-	-	(44.9)	-	-	-	-	-	-
Additions of financial debt	424.6	117.5	789.5	-	117.5	-	174.5	630.4	(15.4)	88.6	596.8
Payments of financial debt	(205.0)	(492.1)	(111.1)	(60.4)	(171.2)	(39.8)	(26.2)	(37.1)	(8.0)	(69.2)	(351.4)
Other	-	-	(17.8)	-	-	-	-	-	(17.8)	-	-
(=) Net cash provided by financing actitivities	222.8	1,023.3	871.9	252.3	(86.9)	(39.8)	344.6	593.4	(26.2)	(42.8)	245.8
Effect of exchange rate changes on cash and cash	32.1	112.6	99.7	3.6	49.8	458.1	81.8	(529.2)	89.0	23.5	112.4
(=) Variation in cash & equivalents	287.3	(248.2)	440.4	6.4	(15.0)	17.9	(23.7)	37.9	408.3	167.5	92.9
(+) Cash and cash equivalents at beginning of year	29.2	316.5	68.4	77.0	83.4	68.4	86.3	62.6	100.5	508.8	676.3
(=) Cash and cash equivalents at end of year	316.5	68.4	508.8	83.4	68.4	86.3	62.6	100.5	508.8	676.3	769.1

23

Balance Sheet	Apr'07	Apr'08	Mar'09	Jan'08	Apr'08	Jul'08	Oct'08	Jan'09	Mar'09	Jun'09	Sep'09
(In millions of U.S. dollars)	FY'07	FY'08	FY'09	3Q'08	4Q'08	1Q'09	2Q'09	3Q'09	4Q'09	1Q'10	2Q'10
Assets
Current assets:
Cash and cash equivalents	316.5	68.4	508.8	83.4	68.4	86.3	62.6	100.5	508.8	676.3	769.1
Restricted cash	17.7	47.2	5.1	35.2	47.2	50.7	0.1	5.1	5.1	20.5	84.1
Marketable securities	281.9	1,014.5	-	1,188.5	1,014.5	804.2	771.5	397.0	-	-	-
Derivative financial instruments	65.2	31.5	7.4	12.7	31.5	65.3	86.8	3.7	7.4	44.4	54.8
Trade accounts receivable, net	55.2	126.9	258.9	59.8	126.9	73.0	101.9	197.9	258.9	300.1	331.6
Inventories	247.5	337.7	477.8	571.2	337.7	577.6	680.5	709.5	477.8	589.2	861.3
Advances to suppliers	104.0	133.7	89.0	137.1	133.7	160.8	135.5	103.5	89.0	200.8	189.4
Deferred income taxes	-	-	114.6	-	-	-	-	25.7	114.6	153.2	192.8
Other current assets	51.6	103.2	66.0	44.5	103.2	99.7	132.6	158.4	66.0	69.0	56.1
	1,139.5	1,863.0	1,527.5	2,132.6	1,863.0	1,917.6	1,971.5	1,701.3	1,527.5	2,053.5	2,539.3
Noncurrent assets:
Property, plant and equipment, net	1,194.1	2,018.1	2,271.8	1,514.3	2,018.1	2,217.3	1,738.6	1,828.8	2,271.8	3,178.1	3,554.3
Goodwill	491.9	772.6	888.8	626.3	772.6	823.4	623.4	1,197.3	888.8	1,464.2	1,592.5
Intangible assets, net	94.0	106.1	230.7	102.0	106.1	111.8	81.8	73.1	230.7	240.5	256.9
Accounts Receivable from Federal Government	156.5	202.8	139.7	192.7	202.8	218.4	161.8	147.7	139.7	167.3	185.1
Other non-current assets	177.5	306.4	362.6	237.9	306.4	345.3	322.0	536.5	362.6	491.7	580.5
	2,113.9	3,406.1	3,893.6	2,673.3	3,406.1	3,716.3	2,927.5	3,783.5	3,893.6	5,541.6	6,169.2
(=) Total assets	3,253.4	5,269.1	5,421.1	4,805.9	5,269.1	5,634.0	4,899.0	5,484.7	5,421.1	7,595.1	8,708.6
Liabilities and shareholders' equity
Current liabilities:
Trade accounts payable	55.9	114.4	197.2	110.5	114.4	212.0	235.8	223.7	197.2	339.8	401.3
Taxes payable	57.5	62.9	69.0	47.1	62.9	67.4	47.4	66.1	69.0	92.9	125.1
Salaries payable	31.1	47.8	40.2	29.2	47.8	75.8	67.5	33.5	40.2	78.0	101.7
Current portion of long-term debt	36.1	38.2	781.7	27.9	38.2	33.2	134.2	786.7	781.7	582.9	673.0
Derivative financial instruments	9.8	55.0	28.9	102.3	55.0	102.1	112.1	83.3	28.9	50.7	121.1
Dividends payable	37.3	-	-	-	-	-	-	-	-	-	-
Deferred income taxes	-	-	-	-	-	-	10.3	-	-	-	-
Other liabilities	46.5	40.8	47.6	24.9	40.8	29.4	28.5	30.2	47.6	87.1	70.7
	274.2	359.1	1,164.7	342.0	359.1	519.8	635.7	1,223.6	1,164.7	1,231.5	1,493.0
Long-term liabilities:
Long-term debt	1,342.5	1,249.3	1,251.1	1,226.5	1,249.3	1,291.4	1,257.4	1,246.5	1,251.1	2,249.1	2,632.3
Estimated liability for legal proceedings	379.2	494.1	497.6	442.0	494.1	545.0	414.1	546.4	497.6	607.5	672.6
Taxes payable	106.9	170.4	151.5	127.7	170.4	181.9	133.4	187.1	151.5	184.7	178.3
Advances from customers	24.3	-	-	-	-	-	-	-	-	-	-
Deferred income taxes	141.6	101.8	40.4	85.9	101.8	83.6	-	-	40.4	84.0	118.3
Other long-term liabilities	47.5	101.7	175.0	72.8	101.7	103.3	107.7	181.6	175.0	213.2	224.6
	2,042.0	2,117.4	2,115.6	1,954.9	2,117.4	2,205.3	1,912.7	2,161.5	2,115.6	3,338.5	3,826.2
Minority interest in consolidated subsidiaries	463.6	796.8	544.5	873.4	796.8	839.7	602.8	530.7	544.5	1,037.8	1,181.8
Shareholders' equity:
Common stock	1.0	2.3	2.7	2.1	2.3	2.3	2.7	2.7	2.7	2.7	2.7
Additional paid-in capital	354.0	1,723.1	1,926.7	1,471.0	1,723.1	1,724.6	1,920.9	1,922.0	1,926.7	1,964.7	1,961.8
Accumulated other comprehensive income	36.7	171.8	(243.6)	121.3	171.8	273.1	(130.9)	(246.2)	(243.6)	(13.1)	146.1
Retained earnings (losses)	81.9	98.5	(89.6)	41.2	98.5	69.2	(44.9)	(109.5)	(89.6)	33.0	96.9
Total shareholders' equity	473.6	1,995.7	1,596.2	1,635.6	1,995.7	2,069.1	1,747.8	1,569.0	1,596.2	1,987.3	2,207.6
(=) Total liabilities and shareholders' equity	3,253.4	5,269.1	5,421.1	4,805.9	5,269.1	5,634.0	4,899.0	5,484.7	5,421.1	7,595.1	8,708.6

24

Cosan S.A. Indústria e Comércio

Condensed Consolidated Financial Statements

For the six-month periods ended September 30, 2009 and October 31, 2008

COSAN S.A. INDÚSTRIA E COMÉRCIO

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Cosan S.A. Indústria e Comércio

We have reviewed the condensed consolidated balance sheet of Cosan S.A. Indústria e Comércio and subsidiaries as of September 30, 2009, the related condensed consolidated statements of operations and cash flows for the six-month periods ended September 30, 2009 and October 31, 2008 and the condensed consolidated statement of shareholders’ equity and comprehensive income (loss) for the six-month period ended September 30, 2009. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Cosan S.A. Indústria e Comércio and subsidiaries as of March 31, 2009, and the related consolidated statements of operations, shareholders’ equity and cash flows for the eleven-month period then ended not presented herein and in our report dated June 19, 2009, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of March 31, 2009, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

São Paulo, Brazil	ERNST & YOUNG
November 12, 2009	Auditores Independentes S.S.
CRC2SP015199/O-8

Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7

1

COSAN S.A. INDÚSTRIA E COMÉRCIO

Condensed consolidated balance sheets
September 30, 2009 and March 31, 2009
(In thousands of U.S. dollars, except share data)

	(Unaudited) September 30,	March 31,
	2009	2009
Assets
Current assets:
Cash and cash equivalents	533,517	310,710
Restricted cash	84,097	5,078
Derivative financial instruments	54,793	7,352
Trade accounts receivable, less allowances: September 30, 2009 – $33,672; March 31, 2009 – $21,241	331,628	258,863
Inventories	861,325	477,793
Advances to suppliers	189,386	88,991
Recoverable taxes	192,843	114,641
Other current assets	56,129	62,145
	2,303,718	1,325,573

Property, plant, and equipment, net	3,400,677	2,114,188
Goodwill	1,507,951	803,270
Intangible assets, net	255,130	228,950
Accounts receivable from federal government	185,057	139,700
Judicial deposits	101,851	73,975
Other non-current assets	459,882	277,028
	5,910,548	3,637,111
Total assets	8,214,266	4,962,684

2

	(Unaudited) September 30,	March 31,
	2009	2009
Liabilities and shareholders’ equity
Current liabilities:
Trade accounts payable	400,710	197,009
Taxes payable	125,395	69,273
Salaries payable	101,740	40,237
Current portion of long-term debt	672,469	630,260
Derivative financial instruments	121,143	28,894
Other liabilities	70,704	47,946
	1,492,161	1,013,619

Long-term liabilities:
Long-term debt	2,629,133	1,246,994
Estimated liability for legal proceedings and labor claims	672,647	497,648
Taxes payable	176,311	149,621
Due to Cosan Limited	-	175,000
Deferred income taxes	118,321	40,377
Other long-term liabilities	167,641	116,429
	3,764,053	2,226,069

Shareholders’ equity
Cosan shareholders’ equity:
Common stock, no par value. Authorized 372,810,142 shares; issued and outstanding 372,810,142 in September 30, 2009 and 328,284,884 shares in March 31, 2009	2,121,369	1,945,741
Treasury stock	(1,979)	(1,979)
Common stock warrants	25,273	25,273
Additional paid-in capital	350,310	167,610
Accumulated other comprehensive income (accumulated loss)	316,164	(280,888)
Retained earnings (losses)	124,463	(146,099)
Equity attributable to shareholders of Cosan	2,935,600	1,709,658
Equity attributable to noncontrolling interests	22,452	13,338
Total shareholders’ equity	2,958,052	1,722,996
Total liabilities and shareholders' equity	8,214,266	4,962,684

See accompanying notes to condensed consolidated financial statements.

3

COSAN S.A. INDÚSTRIA E COMÉRCIO

Condensed consolidated statements of operations
Six-month period ended September 30, 2009 and October 31, 2008
(In thousands of U.S. dollars, except share data)
(Unaudited)

	September 30,	October 31,
	2009	2008
Net sales	3,635,926	777,834
Cost of goods sold	(3,215,304)	(717,368)
Gross profit	420,622	60,466
Selling expenses	(217,156)	(100,948)
General and administrative expenses	(70,204)	(70,464)
Operating income (loss)	133,262	(110,946)
Other income (expenses):
Financial income	61,205	130,772
Financial expenses	207,330	(338,253)
Other	(7,007)	(11,601)
Income (loss) before income taxes and equity in income (loss) of affiliates	394,790	(330,028)
Income taxes benefit (expense)	(125,959)	116,011
Income (loss) before equity in income (loss) of affiliates	268,831	(214,017)
Equity income (loss) of affiliates	(1,698)	574

Net (loss) income	267,133	(213,443)
Net income (loss) attributable to noncontrolling interests	3,429	(1,602)
Net income (loss) attributable to Cosan	270,562	(215,045)

Per-share amounts attributable to Cosan
Net Income (loss)
Basic	0.77	(0,77)
Diluted	0.76	(0.77)

Weighted number of shares outstanding
Basic	353,351,384	279,267,670
Diluted	358,195,397	279,267,670

See accompanying notes to condensed consolidated financial statements.

4

COSAN S.A. INDÚSTRIA E COMÉRCIO

Condensed consolidated statements of shareholders’ equity and comprehensive income (loss)
Six-month period ended September 30, 2009
(In thousands of U.S. dollars, except share data)
(Unaudited)

								Retained	Accumulated
	Common stock		Treasury stock		Common stock		Additional	earnings	other	Non	Total
					warrants		paid-in	(accumulated	comprehensive	controlling	shareholders
	shares	Amount	Shares	amount	number	amount	capital	loss)	income (loss)	interest	equity
Balances at March 31, 2009	328,284,884	1,945,741	343,139	(1,979)	55,000,000	25,273	167,610	(146,099)	(280,888)	13,338	1,722,996

Acquisition of Teaçu	-	-	-	-	-	-	60,009	-	-	68,285	128,294
Issuance of common shares in business combination	44,300,389	169,553	-	-	-	-	123,557	-	-	(62,476)	230,634
Exercise of stock options	224,819	6,074	-	-	-	-	(5,367)	-	-	-	707
Exercise of common stock warrants	50	1	-	-	(83)	-	-	-	-	-	1
Share based compensation	-	-	-	-	-	-	4,501	-	-	-	4,501
Pension plan	-	-	-	-	-	-	-	-	(85)	-	(85)
Net income	-	-	-	-	-	-	-	270,562	-	(3,429)	267,133
Currency translation adjustment	-	-	-	-	-	-	-	-	597,137	6,734	603,871
Total comprehensive income											870,919

Balances at September 30, 2009	372,810,142	2,121,369	343,139	(1,979)	54,999,917	25,273	350,310	124,463	316,164	22,452	2,958,052

See accompanying notes to condensed consolidated financial statements.

5

COSAN S.A. INDÚSTRIA E COMÉRCIO

Condensed consolidated statements of cash flows
Six-month period ended September 30, 2009 and October 31, 2008
(In thousands of U.S. dollars)
(Unaudited)

	September 30,	October 31,
	2009	2008
Cash flow from operating activities
Net (loss) income for the period attributable to Cosan	270,562	(215,045)
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	205,371	257,024
Deferred income and social contribution taxes	125,959	(116,011)
Interest, monetary and exchange variation	(206,095)	315,453
Others	(38,641)	17,512

Decrease/increase in operating assets and liabilities
Trade accounts receivable, net	48,076	260
Inventories	(90,194)	(411,156)
Advances to suppliers	(31,518)	(28,887)
Trade accounts payable	54,393	142,356
Derivative financial instruments	41,622	6,525
Taxes payable	(58,948)	(12,926)
Other assets and liabilities, net	16,980	2,229
Net cash provided by (used in) operating activities	337,567	(42,666)

Cash flows from investing activities:
Restricted cash	(77,485)	37,546
Marketable securities	-	(228,348)
Cash received from sales of noncurrent assets	67,027	-
Others	(7,383)	-
Acquisition of property, plant and equipment	(438,509)	(315,998)
Acquisitions, net of cash acquired	23,903	(17,490)
Net cash used in investing activities	(432,447)	(524,290)

Cash flows from financing activities:
Related parties	(256,896)	-
Proceeds from issuance of common stock	707	456,084
Treasury stock	-	(1,979)
Additions of long-term debts	685,371	174,501
Payments of long-term debts	(250,652)	(66,013)
Net cash provided by financing activities	178,530	562,593
Effect of exchange rate changes on cash and
cash equivalents	139,157	29,138
Net increase in cash and cash equivalents	222,807	24,775
Cash and cash equivalents at beginning of period	310,710	38,832
Cash and cash equivalents at end of period	533,517	63,607

Supplemental cash flow information
Cash paid during the period for:
Interest	77,584	37,302
Income taxes	20,431	-

See accompanying notes to condensed consolidated financial statements.

6

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

1.	Operations

Cosan S.A. Indústria e Comércio and subsidiaries (“Cosan” or “the Company”) is incorporated under the laws of the Federative Republic of Brazil. Cosan shares are traded on the São Paulo Stock Exchange (Bovespa).

Cosan Limited, a company incorporated in Bermuda, is the controlling shareholder of Cosan holding a 60.67% interest therein as of September 30, 2009 (68.89% as of March 31, 2009). The change in interest was mainly related to the issuance of shares for the acquisition of Curupay S.A. Participações (Note 3). The class “A” common shares of Cosan Limited are traded on the New York Stock Exchange (NYSE) and Bovespa.

The companies included in the consolidated financial statements have as their primary activity the production of ethanol and sugar, and the marketing and distribution of fuel and lubricants in Brazil.

On April 23, 2008, the Company entered into an agreement with ExxonMobil International Holding B.V., or “Exxon”, for the acquisition of 100% of the outstanding shares of Esso Brasileira de Petróleo Ltda. and its subsidiaries (“Essobrás”), a distributor and seller of fuels and producer and seller of lubricants and specialty petroleum products of ExxonMobil in Brazil. On December 1, 2008 the Company completed the acquisition. On January 16, 2009 the Company changed the corporate name of Essobrás to Cosan Combustíveis e Lubrificantes S.A. (“Cosan CL”).

On August 29, 2008 the Company held an Annual and Special General Shareholders Meeting and unanimously approved the modification of the end of its fiscal year from April 30 to March 31 of each year. Therefore the income statement and cash flow information presented in these financial statements lack comparison to the prior period represented by the six-month period ended October 31, 2008.

On August 28, 2008, the Company announced the incorporation of a new affiliate named Radar Propriedades Agrícolas S.A. (“Radar”), which engages in farm real estate investments in Brazil by identifying and acquiring rural properties likely to experience an increase in value and acquiring them for later leasing and/or sale. The initial capital contribution was US$185,000, of which US$35,000 was invested by Cosan (18.92%) and US$150,000 by another shareholder (81.08%). On August 25, 2009, an additional capital contribution of US$33,262, was approved, of which US$6,293 (18.92%) was invested by Cosan and the remainder by the other shareholder.

7

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

1.	Operations (Continued)

On April 09, 2009, the Company entered into an agreement with Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”) to acquire 100% of the outstanding shares of Teaçu Armazéns Gerais S.A. (“Teaçu”). Teaçu operates a port terminal concession in the city of Santos. See further discussion regarding this acquisition at Note 3.

On June 17, 2009, Cosanpar Participações S.A. (“Cosanpar”), a wholly-owned subsidiary of Cosan sold its equity interest in Jacta Participações S.A. (“Jacta”), a distributor of aviation fuel that was acquired in the Essobrás acquisition, to Shell Brasil Ltda. for US$59,234 cash. The results of operations of Jacta were recorded in the fuel distribution segment. The carrying value of the net assets sold was US$40,084, which resulted in a gain of US$19,150.

On June 18, 2009, the Company entered into an agreement with Rezende Barbosa to acquire 100% of the outstanding shares of Curupay S.A. Participações (“Curupay”).  The principal investment of Curupay was 100% of the outstanding shares of Cosan Alimentos S.A. (former Nova América S.A. Agroenergia). Cosan Alimentos S.A. (“Cosan Alimentos”) is a producer of sugar, ethanol and energy co-generation which also operates in trading and logistics. See further discussion regarding this acquisition at Note 3.

2.	Presentation of the consolidated financial statements

a.	Basis of reporting for interim financial statements

In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s results for the periods presented. Interim results for the six-month period ended September 30, 2009, are not necessarily indicative of the results that may be expected for the fiscal year.

The unaudited condensed consolidated financial statements include the accounts of Cosan and its subsidiaries. All significant intercompany transactions have been eliminated.

These financial statements should be read in conjunction with Cosan`s annual financial statements for the fiscal year ended March 31, 2009.

8

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

2.	Presentation of the consolidated financial statements (Continued)

a.	Basis of reporting for interim financial statements (Continued)

The accounts of Cosan and its subsidiaries are maintained in Brazilian reais, which is the functional currency.  The accounts have been translated into U.S. dollars in accordance with Accounting Standards Codification 830 “Foreign Currency Matters”.

The exchange rate of the Brazilian real (R$) to the US$ was R$1.7781=US$ 1.00 at September 30, 2009 and R$2.3152=US$1.00 at March 31, 2009.

b.	Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ from these estimates. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

c.	Recently issued accounting standards

FASB Accounting Standards Codification

In September 2009, the Accounting Standards Codification (“ASC”) became the source of authoritative U.S. GAAP recognized by the Financial Accounting Standards Board (“FASB”) for nongovernmental entities, except for certain FASB Statements not yet incorporated into ASC. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative U.S. GAAP for registrants. The authoritative guidance mentioned in these financial statements includes the applicable ASC reference.

Subsequent Events

We adopted ASC 855, Subsequent Events, which established general accounting standards and disclosure for subsequent events,during the six-month period ended September 30, 2009. In accordance with ASC 855, the Company has evaluated subsequent events through November 12, 2009, the date the financial statements were issued or available to be issued.

9

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

2.	Presentation of the consolidated financial statements (Continued)

c.	Recently issued accounting standards (continued)

Noncontrolling Interests

Effective April 1, 2009, the Company adopted new accounting guidance ASC 810, which changed the accounting for and the reporting of an entity’s minority ownership.  Such minority ownership, previously referred to as minority interest, is now referred to as noncontrolling interests. The adoption of this guidance resulted in the reclassification of amounts previously attributable to minority interest and classified in the mezzanine outside of shareholders’ equity, to a separate component of stockholders’ equity titled “Noncontrolling Interests” in the accompanying condensed consolidated balance sheets and statement of changes in equity.

Additionally, net income and comprehensive income attributable to noncontrolling interests are shown separately from consolidated net income and comprehensive income in the accompanying condensed consolidated statements of operations and statements of changes in equity. Prior period financial statements have been reclassified to conform to the current year presentation as required by the authoritative guidance.

New Accounting Pronouncements

The following accounting standards have been issued, but as of September 30, 2009 are not yet effective and have not been adopted by the Company.

SFAS No. 166, Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140 (“SFAS No. 166”)

In June 2009, the FASB issued SFAS No. 166, which removes the concept of a qualifying special-purpose entity (“QSPE”) from SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities-a replacement of FASB Statement No. 125. The QSPE concept had initially been established to facilitate off-balance sheet treatment for certain securitizations. SFAS No. 166 also removes the exception from applying FASB Interpretation (“FIN”) No. 46(R), Consolidation of Variable Interest Entities (“FIN No. 46(R)”), to QSPEs. SFAS No. 166 has not been incorporated into ASC and is effective for fiscal years beginning after November 15, 2009, or April 1, 2010 for Cosan. The Company does not believe the adoption of SFAS No. 166 will have a material impact on its financial statements.

10

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

2.	Presentation of the consolidated financial statements (Continued)

c.	Recently issued accounting standards (Continued)

New Accounting Pronouncements (Continued)

SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS No. 167”)

In June 2009, the FASB issued SFAS No. 167, which amends FIN 46(R) to among other things, require an entity to qualitatively rather than quantitatively assess the determination of the primary beneficiary of a variable interest entity (“VIE”). This determination should be based on whether the entity has 1) the power to direct matters that most significantly impact the activities of the VIE and 2) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Other key changes include: the requirement for an ongoing reconsideration of the primary beneficiary, the criteria for determining whether service provider or decision maker contracts are variable interests, the consideration of kick-out and removal rights in determining whether an entity is a VIE, the types of events that trigger the reassessment of whether an entity is a VIE and the expansion of the disclosures previously required under FASB Staff Position (“FSP”) SFAS 140-4 and FIN 46(R), Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities. SFAS No. 167 has not been incorporated into ASC and is effective for fiscal years beginning after November 15, 2009, or April 1, 2010 for Cosan. The Company does not believe the adoption of SFAS No. 166 will have a material impact on its financial statements.

SFAS No. 168, FASB Codification and the Hierarchy of GAAP (“SFAS No. 168”)

In June 2009, the FASB issued SFAS No. 168, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS No. 168 replaces SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, and establishes the FASB Accounting Standards Codification (“the Codification”) as the single source of authoritative guidance recognized by the FASB. Under the Codification, all guidance carries an equal level of authority. SFAS No. 168 has not been incorporated into ASC and is effective for interim and annual periods ending after September 15, 2009, or the quarter ending September 30, 2009 for Cosan. We adopted this guidance effective July 1, 2009, with no impact on our consolidated results of operations or financial position.

11

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

3.	Acquisitions

a.   Teaçu Armazéns Gerais S.A.

On April 9, 2009, Cosan S.A. Indústria e Comércio, through its 90% owned subsidiary, Copsapar Participações S.A., which owns 100% of Novo Rumo Logística S.A. (“Novo Rumo”), acquired 100% of the outstanding shares of Teaçu Armazéns Gerais S.A. (“Teaçu”) from Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”) for $52,985 cash and issuance of 90,736,131 shares of Novo Rumo, equivalent to 28.82% of its share capital. Teaçu holds a port concession in the city of Santos and operates a terminal dedicated to exporting sugar and other agricultural products. This acquisition combines the Santos port operations previously held separately by Cosan S.A. and Teaçu.

As a result of this transaction, Cosan S.A. reduced its indirect share ownership in Novo Rumo to 64.06%.

The acquisition-date fair value of the consideration transferred totaled $150,501, which consisted of the following:

Cash	52,985
Common stock at estimated fair value	97,516
Total	150,501

The fair value of the 90,736,131 common shares issued was provisionally determined at the acquisition date and is being reviewed in order to finalize the purchase price.

12

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

3.	Acquisitions (Continued)

a.   Teaçu Armazéns Gerais S.A. (Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date. The company is in the process of obtaining valuations of certain intangible assets and fixed assets; thus, the provisional measurements of intangible assets, goodwill and deferred income tax assets are subject to change.

Description
Property, plant and equipment	40,224
Inventories	973
Other assets	29,012
Long-term debt including current installments	(18,780)
Trade accounts payable	(361)
Estimated liability for legal proceedings and labor claims	(976)
Other liabilities	(1,922)
Net assets acquired	48,170
Provisional purchase price, net of cash acquired	150,222
Goodwill	102,052

The provisional goodwill of $102,052 arising from the acquisition, which will be substantially deductible for tax purposes, consists largely of the synergies and economies of scale expected from combining the port operations of Cosan S.A. and Teaçu.  The provisional goodwill was assigned to the sugar segment.

The amounts of Teaçu’s revenue and earnings included in Cosan S.A.’s consolidated income statement for the six-month period ended October 31, 2008, and the revenue and earnings of the combined entity had the acquisition date been May 1, 2008, are:

	Revenue	Earnings (Loss)
Actual from April 9, 2009 – September 30, 2009 (*)	18,589	2,775
Supplemental pro forma from May 1, 2008 – October 31, 2008	793,679	(213,583)

(*) Revenues and earning represent the full six-month period ended September 30, 2009.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

3.	Acquisitions (Continued)

b.   Curupay S.A. Participações

On June 18, 2009, Cosan S.A. acquired 100% of the outstanding shares of Curupay S.A. Participações from Rezende Barbosa, through the issuance of 44,300,389 common shares valued at $7.25 per share (fair value at the acquisition date) and a total purchase price of US$321,087.  The assets acquired include the non-controlling interest in Novo Rumo representing 28.82% of its outstanding shares which were issued in the Teaçu acquisition, and 100% of the outstanding shares of two operating companies, Nova América S.A. Trading and Cosan Alimentos (collectively referred to as “Nova América”). Nova América is a producer of sugar, ethanol and energy co-generation and also operates in trading and logistics.

With the acquisition of the noncontrolling interest of Novo Rumo, Cosan S.A. increased its share ownership in Novo Rumo to 92.88%. This transaction was a change in ownership interest without a loss of control and accounted for as a transaction in shareholders’ equity.

The following table summarizes the assets acquired and liabilities assumed in relation to Nova América.  These amounts are preliminary as valuations of certain intangible assets, fixed assets and other assets and liabilities are currently in process.

Description
Property, plant and equipment	370,651
Noncontrolling interest in Novo Rumo	62,476
Inventories	63,572
Account receivables	62,377
Other assets	251,267
Long-term debt including current installments	(606,118)
Trade accounts payable	(81,563)
Related parties	(16,591)
Estimated liability for legal proceedings and labor claims	(7,009)
Taxes and contributions payable	(28,821)
Other liabilities	(66,155)
Net assets acquired	4,086
Purchase price, net of cash acquired	294,605
Goodwill	290,519

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

3.	Acquisitions (Continued)

b.   Curupay S.A. Participações (Continued)

The provisional goodwill of $290,519 arising from the acquisition consists largely of the synergies and economies of scale expected from combining the ethanol and sugar operations of Cosan S.A. and Nova America.  US$207,285 of the provisional goodwill was assigned to the sugar segment and US$83,234 was assigned to the ethanol segment.

The amounts of Nova America’s revenue and earnings included in Cosan S.A.’s consolidated income statement for the six-month period ended October 31, 2008, and the revenue and earnings of the combined entity had the acquisition date been May 1, 2008, are:

	Revenue	Earnings
Actual from June 18, 2009 – September 30, 2009	219,290	12,988
Supplemental pro forma from April 1, 2009 – September 30, 2009	3,728,870	259,225
Supplemental pro forma from May 1, 2008 – October 31, 2008	1,116,831	(221,731)

15

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

4.	Derivative financial instruments

Cosan enters into derivative financial instruments with various counterparties and uses derivatives to manage the overall exposures related to sugar price variations in the international market, interest rate and exchange rate variation. The instruments are commodity futures contracts, forward currency agreements, interest rate and foreign exchange swap contracts, and option contracts. Cosan recognizes all derivatives on the balance sheet at fair value.

The following table summarizes the notional value of derivative financial instruments as well as the related amounts recorded in balance sheet accounts:

	Notional amounts		Carrying value asset (liability)
	September 30, 2009	March 31, 2009	September 30, 2009	March 31, 2009
Commodities derivatives
Future contracts:
Purchase commitments - sugar	38,194	61	2,429	(4)
Purchase Commitments - oil	28,577	-	724	-
Sell commitments	316,583	182,943	(30,099)	4,163
Swap agreements - sugar	56,594	-	4,622	-

Options:
Purchased	186,599	-	9,351	-
Written	302,227	64,366	(82,161)	(2,906)

Foreign exchange derivatives
Forward contracts:
Purchase Commitments	417,069	-	(5,051)	-
Sale commitments	893,220	184,653	10,876	(23,035)

Swap agreements
Swap agreements – Senior notes 2009	320,961	246,501	(2,515)	(2,949)
Swap agreements – Note export credit	10,012	-	(1,317)	-

Future contracts
Sale commitments	577,779	372,230	17,865	3,189

Options
Purchased	263,202	-	8,926	-

Total assets			54,793	7,352
Total liabilities			(121,143)	(28,894)

When quoted market prices were not available, fair values were based on estimates using discounted cash flows or other valuation techniques.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

5.	Inventories

	September 30, 2009	March 31, 2009
Finished goods:
Sugar	269,857	47,195
Ethanol	177,371	86,809
Lubricants	40,525	38,852
Fuel (Gasoline, Diesel and Ethanol)	96,692	74,582
Valuation allowance	(8,441)	(5,222)
Others	12,948	11,896
	588,952	254,112
Annual maintenance cost of growing crops	181,105	167,576
Others	91,268	56,105
	861,325	477,793

6.	Long-term debt

Long-term debt is summarized as follows:

	Index	Average annual interest rate	September 30, 2009	March 31, 2009
Resolution No. 2471 (PESA)	IGP-M	4.0%	287,877	213,314
	Corn price	12.5%	-	56
Senior notes due 2009	US Dollar	9.0%	37,343	37,343
Senior notes due 2014	US Dollar	9.5%	354,293	-
Senior notes due 2017	US Dollar	7.0%	404,589	404,589
IFC	US Dollar	7.4%	46,655	49,379
Perpetual notes	US Dollar	8.3%	455,303	455,304
BNDES	TJLP	2.6%	401,980	99,561
Promissory notes	DI	3.0%	693,834	501,888
Export credit notes	DI	2.4%	125,374	-
Debentures	DI	3.3%	85,797	-
Credit notes	DI	3.9%	122,290	-
Export credit notes	US Dollar	2.6%	53,475	-
Others	Various	Various	232,792	115,820
			3,301,602	1,877,254
Current portion			(672,469)	(630,260)
Long-term debt			2,629,133	1,246,994

17

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

6.	Long-term debt (Continued)

Long-term debt has the following scheduled maturities:

2011	643,361
2012	118,851
2013	70,067
2014	394,854
2015	43,151
2016	40,203
2017	438,855
2018 and thereafter	879,791
2,629,133

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA

To extend the repayment period of debts incurred by Brazilian agricultural producers, the Brazilian government passed Law 9.138 followed by Central Bank Resolution 2,471, which, together, formed the PESA program.  PESA offered certain agricultural producers with certain types of debt the opportunity to acquire Brazilian treasury bills (“CTNs”) in an effort to restructure their agricultural debt. The face value of the Brazilian treasury bills was the equivalent of the value of the restructured debt and was for a term of 20 years.

The acquisition price was calculated by the present value, discounted at a rate of 12% per year or at the equivalent of 10.4% of its face value. The CTNs were deposited as a guarantee with a financial institution and cannot be renegotiated until the outstanding balance is paid in full. The outstanding balance associated with the principal is adjusted in accordance with the IGP-M until the expiration of the restructuring term, which is also 20 years, at which point the debt will be discharged in exchange for the CTNs. Because the CTNs will have the same face value as the outstanding balance at the end of the term, it will not be necessary to incur additional debt to pay PESA debt.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

6.	Long-term debt (Continued)

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA (Continued)

On July 31, 2003, the Central Bank issued Resolution 3,114, authorizing the reduction of up to five percentage points of PESA related interest rates, effectively lowering the above-mentioned rates to 3%, 4% and 5%, respectively. The CTNs held by Cosan as of September 30, 2009 and March 31, 2009 amounted to US$125,043 and US$113,877, respectively, and are classified as Other non-current assets.

Senior notes due 2017

On January 26, 2007, the wholly-owned subsidiary Cosan Finance Limited issued US$400,000 of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in November 2017 and bear interest at a rate of 7% per annum, payable semi-annually. The senior notes are guaranteed by Cosan, and its subsidiary, Usina da Barra.

Senior notes due 2014

On August 4, 2009, the indirect subsidiary CCL Finance Limited issued US$ 350,000 of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in August 2014 and bear interest at a rate of 9,5% per annum, payable semi-annually in February and August of each year, from February of 2010.

Perpetual notes

On January 24 and February 10, 2006, Cosan issued perpetual notes which are listed on the Luxembourg Stock Exchange - EURO MTF. These notes bear interest at a rate of 8.25% per year, payable quarterly on May 15, August 15, November 15 and February 15 of each year, beginning May 15, 2006.

These notes may, at the discretion of Cosan, be redeemed on any interest payment date subsequent to February 15, 2011. The notes are guaranteed by Cosan and by Usina da Barra.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

6.	Long-term debt (Continued)

Promissory Notes

On November 17, 2008, the Company issued one series of 44 registered promissory notes for US$613,941. The notes which are due in one year, will bear interest, due at maturity, at the average rates of DI - Interbank Deposits plus 3%.

On June 25, 2009 the Company signed a Stand-by Facility, which extended the maturity date from November 12, 2009 to November 12, 2010. Management intends to pay US$170,000 before November 12, 2009.  Therefore, the remaining balance of US$523,834 was reclassified to long term debt as management intends to utilize the stand by facility to settle this remaining balance on a long-term basis.

The notes are secured by a guarantee from Mr. Rubens Ometto Silveira Mello (Controlling Shareholder) and collateralized by a chattel mortgage to be established for the units of interest issued by Cosan CL which are or may be held by the Company.

Covenants

Cosan and its subsidiaries are subject to certain restrictive covenants related to their indebtedness, including the following: limitation on transactions with shareholders and affiliated companies; limitation on payment of dividends and other payments affecting subsidiaries; and limitation on guarantees granted on assets.

Also, the Company and its subsidiaries are subject to other financial restrictive covenants, as follows:

-     net debt/EBTIDA ratio must be less than 3.5 to 1;
-     current asset/current liability ratio equal or higher than 1.3; and
-     long-term indebtedness/shareholders´ equity ratio must be lower than 1.3.

At September 30, 2009, Cosan was in compliance with its debt covenants.

20

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

7.	Related parties

	Assets
	September 30, 2009	March 31, 2009
Cosan Alimentos	-	13,123
Rezende Barbosa S.A. Administração e Participações	89,519	-
Vertical UK LLP	7,297	11,597
Others	723	-
	97,539	24,720
Current (*)	(12,155)	(24,720)
Noncurrent (*)	85,384	-

	Liabilities
	September 30, 2009	March 31, 2009
Cosan Limited	-	175,307
Others	2,158	1,926
	2,158	177,233
Current (*)	(2,158)	(2,233)
Noncurrent	-	175,000

(*) included in other current and noncurrent assets or liabilities captions

Cosan conducts some of its operations through various joint ventures and other partnership forms which are principally accounted for using the equity method.  The income statement includes the following amounts resulting from transactions with related parties:

	September 30, 2009	October 31, 2008
Transactions involving assets
Cash received due to the sale of finished products and assets and services held, net of payments	(84,757)	(75,694)
Sale of finished products and services in a affiliated company	73,349	81,564
Added through acquisition of Nova América	70,379	-

Transactions involving liabilities
Payment of financial resources, net of funding	(3,507)	-
Payment to Cosan Limited	(175,307)	-
Financial income	(39,202)	-

The purchase and sale of products are carried out at arm’s length and unrealized profit or losses with consolidated companies have been eliminated.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

7.	Related parties (Continued)

In addition, at March 31, 2009, the Company and its subsidiary Usina da Barra leased 35,000 hectares (unaudited) of land (37,599 hectares (unaudited) in 2008) from related companies under the same control as Cosan. These leases are carried out on an arm’s length basis, and the rent is calculated based on sugarcane tons per hectare, valued according to price established by CONSECANA (São Paulo State Council of Sugarcane, Sugar and Ethanol Producers).

The amount receivable from Cosan Alimentos S.A. (“Cosan Alimentos”, former Nova América S.A. – Agroenergia) refered to an intercompany loan subject to interest equivalent to 100% of CDI.

A receivable of US$89,519 with Rezende Barbosa S.A. Administração e Participações related to credits assumed by Rezende Barbosa, in connection with the acquisition of Nova América and intercompany loans at the interest rate equivalent to 100% of CDI.

The amount receivable from the affiliate Vertical UK LLP, located in British Virgin Islands, refers to ethanol trading, whith average maturity date of 30 days.

The payable to Cosan Limited related to Floating Rate Notes issued by Cosan CL., equivalent to US$175,000, with original maturity in 2018. Such balance bore variable interest equivalent to the quarterly Libor rate plus interest of 2.8% p.a., paid quarterly. On August 25, 2009, Cosan CL fully paid this debt with the proceeds from the issuance of the Senior Notes due 2014 (Note 6).

During the six-month period the Company executed lease contracts with Radar to formalize land leases that were already in existence, with an average lease term of 19 years. Total lease expense in the six-month period was US$7,297.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

8.	Estimated liability for legal proceedings and labor claims and commitments

	September 30, 2009	March 31, 2009
Tax contingencies	585,848	430,342
Civil and labor contingencies	86,799	67,306
	672,647	497,648

Cosan and its subsidiaries are parties in various ongoing labor claims, civil and tax proceedings in Brazil arising in the normal course of its business. Respective provisions for contingencies were recorded considering those cases in which the likelihood of loss has been rated as probable. Management believes resolution of these disputes will have no effect significantly different than the estimated amounts accrued.

Judicial deposits recorded by Cosan under non-current assets, amounting to US$101,851 at September 30, 2009 (US$73,975 at March 31, 2009) have been made for certain of these suits. Judicial deposits are restricted assets of Cosan placed on deposit with the court and held in judicial escrow pending legal resolution of the related legal proceedings. Judicial deposits include US$66,601 related to exposures of Cosan CL prior to its acquisition by Cosan. If the Company prevails in the defense of these exposures, these related judicial deposits must be refunded to the seller.

The tax contingencies as of September 30, 2009 and March 31, 2009 are described as follows:

	September 30, 2009	March 31, 2009
Credit premium – IPI	155,628	116,256
PIS and Cofins	83,181	62,556
IPI credits	53,445	40,049
Contribution to IAA	48,599	36,672
IPI – Federal VAT	53,969	23,626
ICMS credits	32,178	19,966
Compensation with Finsocial	94,796	70,693
Other	64,052	60,524
	585,848	430,342

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

8.	Estimated liability for legal proceedings and labor claims and commitments (Continued)

On May 27, 2009, the paragraph 1st and 3rd of Brazilian Law No 9718/98 that regulated the collection of PIS and Cofins (federal tax contributions) on exchange variation and other financial income was revoked by Law No 11941/09. The Company is evaluating its ongoing judicial demands related to the legal obligations not paid related to the increase in the calculation basis of PIS and Cofins. Once the absence of errors or flaws in the ongoing demands is confirmed, the Company will revaluate the maintenance of the provision for the respective legal obligations in its financial statements.

The company is currently evaluating the options provided by Brazilian Law No 11941/09 to settle tax related claims (e.g. credit premium – IPI), as well as the impacts in its financial statements.

In addition to the aforementioned claims, Cosan and its subsidiaries are involved in other contingent liabilities relating to tax, civil and labor claims and environmental matters, which have not been recorded, considering their current stage and the likelihood of unfavorable outcomes rated as possible. These claims are broken down as follows:

	September 30, 2009	March 31, 2009
Withholding Income Tax	92,409	69,730
ICMS – State VAT	102,700	77,052
IAA - Sugar and Ethanol Institute	41,554	31,610
IPI - Federal Value-added tax	169,528	100,722
INSS	1,204	795
PIS and COFINS	20,635	15,529
Civil and labor	127,789	94,599
Other	79,636	34,851
	635,455	424,888

The subsidiary Usina da Barra has several indemnification suits filed against the Federal Government. The suits relate to product prices that did not conform to the reality of the market, which were mandatorily established at the time the sector was under the Government‘s control.

24

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

8.	Estimated liability for legal proceedings and labor claims and commitments (Continued)

In connection with one of these suits, a final and unappealable decision in the amount of US$149,121 was rendered in September 2006 in favor of Usina de Barra. This has been recorded as a gain in the statement of operations. Since the recorded amount is substantially composed of interest and monetary restatement, it was recorded in Financial income and in a non-current receivable on the balance sheet. In connection with the settlement process, the form of payment is being determined.

The Company is expecting to finalize the payment terms within three years which will result in the amount being received over a ten year period. The amount is subject to interest and inflation adjustment by an official index. Lawyers fees in the amount of US$18,783 relating to this suit have been recorded in General and administrative expenses in 2007 and remain unpaid at September 30, 2009.

At September 30, 2009, these amounts totaled US$185,057 and US$22,207 (US$139,700 and US$16,764 at March 31, 2009), corresponding to related suit and lawyers’ fees, respectively.

9.	Income taxes

The Company and its subsidiaries file income tax returns in the Brazilian federal jurisdiction. These subsidiaries are no longer subject to Brazilian federal income tax examinations by tax authorities for years before December 31, 2003. Additionally, Cosan has not been under a Brazilian Internal Revenue Service (IRS) income tax examination for 2003 through 2008.

Cosan accounts for unrecognized tax benefits in accordance with ASC 740, Accounting for Uncertainly in Income Taxes. A reconciliation of the beginning and ending amount of unrecognized tax benefits in the estimated liability for legal proceedings, and labor claims, is as follows:

Balance at March 31, 2009	53,995
Accrued interest on unrecognized tax benefit	1,968
Effect of foreign currency translation	16,310
Settlements	(36)
Balance at September 30, 2009 (*)	72,237

(*) Recorded as taxes payable (non-current)

25

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

9.	Income taxes (Continued)

It is possible that the amount of unrecognized tax benefits will change in the next twelve months, however, an estimate of the range of the possible change cannot be made at this time due to the long time to reach a settlement agreement or decision with the taxing authorities.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

10.	Shareholders’ equity

On September 19, 2008, the board of directors approved a capital increase of US$456,084 through issuance of 55,000,000 previously unissued registered common shares without par value in a private subscription at an issuance price of US$8.29 each. The subscribers of each new share also received one Subscription Warrant (Warrant) which resulted in 55,000,000 Warrants being issued. Each Warrant grants its holder the right to subscribe 0.6 common shares, with the distribution of fractional shares not being permitted. Therefore, the Warrants issued allow the holders to purchase 33,000,000 shares.  The Warrants are valid from their issue date to December 31, 2009. The exercise price of each amount of Warrants which totals one share is US$8.29 per share. As of September 30, 2009, Warrants to purchase 32,999,950 shares of Common stock at US$9.00 per share were outstanding and expire on December 31, 2009.

October 22, 2008 was the deadline to exercise the right of capital subscription, approved in the meeting of the board of directors on September 19, 2008. Since a large number of the minority shareholders did not exercise their preemptive rights, Cosan Limited, the controlling shareholder, subscribed for and paid up 54,993,482 common shares valued at US$456,034, and the minority shareholders subscribed for and paid up 6,518 common shares, valued at US$50. As a result, Cosan Limited increased its holding of company’s common shares from 171,172,252 to 226,165,734. This increased their ownership percentage from 62.81% to 69.05% of the Company’s capital.

On March 6, 2009, the Board of Directors approved a capital increase of US$1,945 through issuance of 736,852 new common shares, with no par value, for purposes of meeting the needs of the Stock Option Plan, due to exercise of such options by qualifying executives.

26

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

10.	Shareholders’ equity (Continued)

On June 18, 2009, the shareholders approved a capital increase of US$169,533 through the issuance of 44,300,389 new common shares, with no par value, for purposes of the acquisition of Curupay. As part of this acquisition Cosan acquired noncontrolling interest in Novo Rumo in the amount of US$62,476, which has been accounted for as an equity transaction, with a dilution of noncontrolling interest. (Note 3).

On July 15, 2009, the Board of Directors approved a capital increase of US$707 through issuance of 224,819 new common shares, with no par value, for purposes of meeting the needs of the Stock Option Plan, due to exercise of such options by qualifying executives.

On August 7, 2009, the Board of Directors approved a capital increase of US$440 (four hundred and forty dollars) through issuance of 50 new common shares, with no par value, at issue price of US$9.00, due to exercise of subscription warrants by the holders.

As of September 30, 2009, the Company’s capital is represented by 372,810,142 common shares (328,284,884 as of March 31, 2009), with no par value.

11.	Deferred gain on sale of investments in subsidiaries

Agrícola Ponte Alta S.A. is a subsidiary whose principal assets are land used for the growing of sugarcane for Cosan. On December 15, 2008, the shareholders approved a partial spin-off of the assets of Ponte Alta and created four new subsidiaries.  Agricultural land was then transferred from Ponte Alta to each of the entities. On December 30, 2008, two of the entities, Nova Agrícola Ponte Alta S.A. and Terras da Ponte Alta S.A. were sold to Radar, an affiliate company accounted for by the equity method. The selling price was fair value, US$123,596, which resulted in a gain of US$47,080. This gain has previously been deferred since there were no lease contracts executed for the land, which was being used by Cosan for a monthly fee.  During the current period the lease contracts were executed, and the gain is being amortized to profit and loss over the 19 year average term of the leases.

During the six-month period ended September 30, 2009, the Company has amortized a gain of US$1,505 related to this sale-leaseback transaction.

27

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

12.	Share-based compensation

In the ordinary and extraordinary general meeting held on August 30, 2005, the guidelines for the outlining and structuring of a stock option plan for Cosan officers and employees were approved, thus authorizing the issue of up to 5% of shares comprising Cosan’s share capital. This stock option plan was outlined to attract and retain services rendered by officers and key employees, offering them the opportunity to become shareholders of Cosan. On September 22, 2005, Cosan’s board of directors approved the distribution of stock options corresponding to 4,302,780 common shares to be issued or purchased by Cosan related to 3.25% of the share capital at the time, authorized by the annual/extraordinary meeting. The remaining 1.75% remained to be distributed. On September 22, 2005, the officers and key employees were informed regarding the key terms and conditions of the share-based compensation arrangement.

According to the fair value at the grant date, the exercise price is US$2.64 (two dollars and sixty four cents) per share which does not include any discount. The exercise price was calculated before the valuation mentioned above based on an expected private equity deal which did not occur. Options may be exercised after a one-year vesting period starting November 18, 2005, at the maximum percentage of 25% per year of the total stock options offered by Cosan. The options for each 25% have a five-year period to be exercised.

On September 11, 2007, the board of directors approved an additional distribution of stock options, in connection with the stock option plan mentioned above, corresponding to 450,000 common shares to be issued or purchased by Cosan related to 0.24% of the share capital at September 22, 2005. The remaining 1.51% may still be distributed.

On August 7, 2009, the board of directors approved an additional distribution of stock options, in connection with the stock option plan mentioned above, corresponding to 165,657 common shares to be issued or purchased by Cosan. Such options were issued without a vesting period, therefore the intrinsic value at grant date was the basis for calculating the fair value of the options, at US$9,82 per option, and an expense of US$1,071 was fully recorded by the company.

The exercise of options may be settled only through issuance of new common shares or treasury shares.

The employees that leave Cosan before the vesting period will forfeit 100% of their rights. However, if the employment is terminated by Cosan without cause, the employees will have the right to exercise 100% of their options of that particular year plus the right to exercise 50% of the options of the following year.

28

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

12.	Share-based compensation (Continued)

The fair value of share-based awards was estimated using a binominal model with the following assumptions:

	Options granted on September 22, 2005	Options granted on September 11, 2007
Grant price - in U.S. dollars	3.44	3.44
Expected life (in years)	7.5	7.5
Interest rate	14.52%	9.34%
Volatility	34.00%	46.45%
Dividend yield	1.25%	1.47%
Weighted-average fair value at grant date - in U.S. dollars	6.94	10.23

As of September 30, 2009, the amount of US$ 1,670 related to the unrecognized compensation cost related to stock options is expected to be recognized in 12 months. Cosan currently has 343,139 common shares in treasury.

As of September 30, 2009 there were 1,411,670 options outstanding with a weighted-average exercise price of US$3.44.

13.	Fair value measurements

Effective May 1, 2008, Cosan adopted ASC 820, Fair Value Measurements (SFAS 157), for all financial instruments and non-financial instruments accounted for at fair value on a recurring basis. ASC 820 establishes a new framework for measuring fair value and expands related disclosures. Broadly, the ASC 820 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. ASC 820 establishes market or observable inputs as the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs.

The valuation techniques required by ASC 820 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. These two types of inputs create the following fair value hierarchy:

29

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

13.	Fair value measurements (Continued)

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

The following section describes the valuation methodologies Cosan uses to measure different financial instruments at fair value.

Marketable securities

When quoted market prices are unobservable, we use other relevant information including market interest rate curves. These investments are included in Level 2 and primarily comprise fixed-income securities, which are debt securities issued by highly rated financial institutions indexed in reais with Inter Deposit Rates (CDI).

Derivatives

Cosan uses closing prices for derivatives included in Level 1, which are traded either on exchanges or liquid over-the-counter markets.

The remainder of the derivatives portfolio is valued using internal models, most of which are primarily based on market observable inputs including interest rate curves and both forward and spot prices for currencies and commodities. Derivative assets and liabilities included in Level 2 primarily represent interest rate swaps, foreign currency swaps and commodity forward contracts.

The following table presents our assets and liabilities measured at fair value on a recurring basis at September 30, 2009.

	Level 1	Level 2	Total
Assets
Derivatives	9,351	45,442	54,793
Total	9,351	45,442	54,793

Liabilities
Derivatives	82,161	38,982	121,143
Total	82,161	38,982	121,143

30

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Segment information

a.	Segment information

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and decide on the allocation of resources. Cosan’s reportable segments are business units in Brazil that target different industry segments. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries. Cosan has four segments: sugar, ethanol, fuel distribution and others group. The operations of these segments are based solely in Brazil.

The sugar segment mainly operates and produces a broad variety of sugar products, including raw (also known as very high polarization - VHP sugar), organic, crystal and refined sugars, and sells these products to a wide range of customers in Brazil and abroad. Cosan exports the majority of the sugar produced through international commodity trading companies. Cosan’s domestic customers include wholesale distributors, food manufacturers and retail supermarkets, through which it sells its “Da Barra” and “União” branded products.

The ethanol segment substantially produces and sells fuel ethanol, both hydrous and anhydrous (which has a lower water content than hydrous ethanol) and industrial ethanol. Cosan’s principal ethanol product is fuel ethanol, which is used both as an automotive fuel and as an additive in gasoline, and is mainly sold in the domestic market by fuel distribution companies. Consumption of hydrous ethanol in Brazil is increasing as a result of the introduction of flex fuel vehicles that can run on either gasoline or ethanol (or a combination of both) to the Brazilian market in 2003. In addition, Cosan sells liquid and gel ethanol products used mainly in the production of paint and cosmetics and alcoholic beverages for industrial clients in various sectors.

With the acquisition of Cosan CL a new fuel distribution segment has been created. The fuel distribution segment is engaged in the distribution in Brazil of oil products, ethanol and lubricants as well as the operation of convenience stores. The network to which the fuel distribution segment distributes such products is comprised of more than 1,500 service stations.

The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP. We evaluate segment performance based on information generated from the statutory accounting records.

31

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Segment information (Continued)

a.	Segment information (Continued)

Others segment is comprised by selling cogeneration of electricity, diesel and corporate activities.

No asset information is provided by reportable segment due to the fact that the majority of the assets used in production of sugar and ethanol are the same.

Measurement of segment profit or loss and segment assets

Cosan S.A. evaluates performance and allocates resources based on return on capital and profitable growth. The primary measurement used by management to measure the financial performance of Cosan S.A. is adjusted EBIT (earnings before interest and taxes excluding special items such as impairment and restructuring, integration costs, one-time gains or losses on sales of assets, acquisition, and other items similar in nature). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

	September 30, 2009	October 31, 2008
Net sales — Brazilian GAAP
Sugar	729,096	437,141
Ethanol	408,267	272,337
Fuel distribution	2,375,822	-
Others	120,180	67,725
Total	3,633,365	777,203

Reconciling items to U.S. GAAP
Sugar	2,950	631
Fuel distribution	(389)	-
Total	2,561	631
Total net sales	3,635,926	777,834

32

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Segment information (Continued)

a.	Segment information (Continued)

Measurement of segment profit or loss and segment assets (Continued)

	September 30, 2009	October 31, 2008
Segment operating income (loss) – Brazilian GAAP
Sugar	14,121	(65,906)
Ethanol	8,864	(41,059)
Fuel distribution	78,571	-
Others	2,547	(10,210)
Operating income (loss) — Brazilian GAAP	104,103	(117,175)

Reconciling items to U.S. GAAP
Depreciation and amortization expenses
Sugar	(4,031)	4,443
Ethanol	(2,530)	2,768
Fuel distribution	(1,648)	-
Others	(727)	688
	(8,936)	7,899

Other adjustments
Sugar	(5,655)	(641)
Ethanol	(3,550)	(824)
Fuel distribution	48,319	-
Others	(1,019)	(204)
	38,095	(1,669)
Total sugar	4,435	(62,104)
Total ethanol	2,784	(39,115)
Fuel distribution	125,242	-
Total others	801	(9,727)
Operating income (loss) — U.S. GAAP	133,262	(110,946)

33

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Segment information (Continued)

b.	Sales by principal customers

Sugar

The following table sets forth the amount of sugar that we sold to our principal customers during the six-month period ended September 30, 2009 and October 31, 2008 as a percentage of either domestic or international sales of sugar:

Market	Customer	September 30, 2009	October 31, 2008
International	Sucres et Denrées	27%	11%
	Ceval Internacional Limited	13%	-
	Cargill Incorporation Ltd.	9%	-
	Cargill International S.A.	7%	-
	Coimex Trading Ltd	6%	4%
	Ableman Trading Limited	4%	4%
	Fluxo – Cane Overseas Ltd	3%	35%
	Tate & Lyle International	2%	7%

Ethanol

The following table sets forth the amount of ethanol that we sold to our principal customers during the six-month period ended September 30, 2009 and October 31, 2008 as a percentage of either domestic or international sales of ethanol:

Market	Customer	September 30, 2009	October 31, 2008
International	Vertical UK LLP	10%	19%
	Kolmar Petrochemicals	7%	-
	Morgan Stanley Capital Group Inc.	6%	6%
	Alcotra S.A.	3%	2%
	Sekab Biofuels & Chemicals	2%	7%
	Vitol Inc.	-	4%
	Bauche Energy Br Com Imp Exp Ltda.	-	3%

Domestic	Shell Brasil Ltda.	17%	17%
	Petrobrás Distribuidora S.A.	12%	6%
	Cia Brasileira de Petróleo Ipiranga	10%	-
	Euro Petróleo do Brasil Ltda.	8%	12%
	Alesat Combustíveis S.A.	4%	2%
	Chevron Brasil Ltda.	1%	4%
The following table sets forth the amount of fuel distribution that we sold to our principal customers during the six-month period ended September 30, 2009 as a percentage of either domestic or international sales of fuel distribution:

34

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Segment information (Continued)

b.	Sales by principal customers (Continued)

Fuel distribution

Market	Customer	September 30, 2009	October 31, 2008
Domestic	Mime Distribuidora de Petróleo Ltda.	2%	-
	Tam Linhas Aéreas S.A.	1%	-
	All – América Latina Logística Malha Sul S.A.	1%	-
	Auto Posto Túlio Ltda.	1%	-
	Posto Iccar Ltda.	1%	-

15.	Subsequent events

Capital increase

On October 5, 2009, the Board of Directors approved a capital increase of US$586 through issuance of 169,500 new common shares, with no par value, in connection with the “Company’s Stock Option Plan” and with the exercise of such options by the eligible executives, at the issuance price of US$3.46 per share, set on the terms of the stock option plan.

On October 29, 2009, the Board of Directors approved a capital increase of US$217,976 through issuance of 23,753,953 new common shares, with no par value, at issue price of US$9.17, due to exercise of 39,589,922 subscription warrants by Cosan Limited.

In connection with the issuance of the new shares, the Company’s capital comprised 396,733,595  registered uncertificated common shares with no par value.

PPE - Export Prepayment Finance

On October 28, 2009, the Company, through its subsidiary Cosan Alimentos, entered into a financing, denominated PPE – Export Prepayment Finance, in the amount of US$230,000, with final maturity in September, 2014. This PPE bears interest at a rate of 9.0% per annum.

35

Cosan Limited

Condensed Consolidated Financial Statements

For the six-month periods ended September 30, 2009 and October 31, 2008

COSAN LIMITED

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Cosan Limited

We have reviewed the condensed consolidated balance sheet of Cosan Limited and subsidiaries as of September 30, 2009, the related condensed consolidated statements of operations and cash flows for the six-month periods ended September 30, 2009 and October 31, 2008 and the condensed consolidated statement of shareholders’ equity and comprehensive income (loss) for the six-month period ended September 30, 2009. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Cosan Limited and subsidiaries as of March 31, 2009, and the related consolidated statements of operations, shareholders’ equity and cash flows for the eleven-month period then ended not presented herein and in our report dated June 19, 2009, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of March 31, 2009, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

São Paulo, Brazil	ERNST & YOUNG
November 12, 2009	Auditores Independentes S.S.
CRC2SP015199/O-8

Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7

1

COSAN LIMITED

Condensed consolidated balance sheets
September 30, 2009 and March 31, 2009
(In thousands of U.S. dollars, except share data)

	(Unaudited) September 30, 2009	March 31, 2009
Assets
Current assets:
Cash and cash equivalents	769,130	508,784
Restricted cash	84,097	5,078
Derivative financial instruments	54,793	7,352
Trade accounts receivable, less allowances: September 30, 2009 – $33,672; March 31, 2009 – $21,241	331,628	258,863
Inventories	861,325	477,792
Advances to suppliers	189,386	88,991
Taxes recoverable	192,843	114,641
Other current assets	56,129	65,956
	2,539,331	1,527,457

Property, plant, and equipment, net	3,554,306	2,271,828
Goodwill	1,592,479	888,793
Intangible assets, net	256,885	230,741
Accounts receivable from Federal Government	185,057	139,700
Judicial deposits	101,851	73,975
Other non-current assets	478,661	288,608
	6,169,239	3,893,645

Total assets	8,708,570	5,421,102

2

	(Unaudited) September 30, 2009	March 31, 2009
Liabilities and shareholders’ equity
Current liabilities:
Trade accounts payable	401,281	197,220
Taxes payable	125,095	69,042
Salaries payable	101,740	40,237
Current portion of long-term debt	672,990	781,664
Derivative financial instruments	121,143	28,894
Other liabilities	70,704	47,641
	1,492,953	1,164,698
Long-term liabilities:
Long-term debt	2,632,319	1,251,095
Estimated liability for legal proceedings and labor claims	672,647	497,648
Taxes payable	178,323	151,476
Deferred income taxes	118,321	40,377
Other long-term liabilities	224,625	175,043
	3,826,235	2,115,639

Shareholders’ equity:
Common shares class A1, $.01 par value. 1,000,000,000 shares authorized; 174,355,341 shares issued and outstanding	1,743	1,743
Common shares class B1, $.01 par value. 96,332,044 shares authorized, issued and outstanding	963	963
Common shares class B2, $.01 par value. 92,554,316 shares authorized	-	-
Additional paid-in capital	1,961,819	1,926,733
Accumulated other comprehensive income (loss)	146,112	(243,607)
Retained earnings (accumulated losses)	96,943	(89,595)
Equity attributable to shareholders of Cosan Ltd	2,207,580	1,596,237
Equity attributable to noncontrolling interests	1,181,802	544,528
Total shareholders’ equity	3,389,382	2,140,765
Total liabilities and shareholders’ equity	8,708,570	5,421,102

See accompanying notes to condensed consolidated financial statements.

3

COSAN LIMITED

Condensed consolidated statements of operations
Six-month periods ended September 30, 2009 and October 31, 2008
(In thousands of U.S. dollars, except share data)
(Unaudited)

	September 30, 2009	October 31, 2008
Net sales	3,635,924	777,834
Cost of goods sold	(3,216,939)	(719,108)
Gross profit	418,985	58,726
Selling expenses	(217,156)	(100,948)
General and administrative expenses	(70,713)	(72,337)
Operating income (loss)	131,116	(114,559)
Other income (expenses):
Financial income	78,461	136,436
Financial expenses	201,406	(338,293)
Other	(7,035)	(11,603)

Income (loss) before income taxes and equity in income (loss) of affiliates	403,948	(328,019)
Income taxes (expense) benefit	(125,959)	116,011

Income (loss) before equity in income of affiliates	277,989	(212,008)
Equity income (loss) of affiliates	(1,698)	574

Net income (loss)	276,291	(211,434)
Less net loss (income) attributable to noncontrolling interests	(89,753)	68,045
Net income (loss) attributable to Cosan Ltd	186,538	(143,389)

Per-share amounts attributable to Cosan Ltd
Earnings (loss) from continuing operations
Basic and diluted	0.69	(0.63)

Weighted number of shares outstanding
Basic and diluted	270,687,385	227,214,321

See accompanying notes to condensed consolidated financial statements.

4

COSAN LIMITED

Condensed consolidated statements of shareholders’ equity and comprehensive income
Six-month period ended September 30, 2009
(In thousands of U.S. dollars, except share data)
(Unaudited)

	Common stock
	Common number of class A shares	Common number of class B shares	Common amount of class A shares	Common amount of class B shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Noncontrolling interests	Total
Balances at March 31, 2009	174,355,341	96,332,044	1,743	963	1,926,733	(89,595)	(243,607)	544,528	2,140,765

Acquisition of Teaçu	-	-	-	-	41,340	-	-	86,954	128,294
Issuance of subsidiary shares to non controlling interest	-	-	-	-	9,840	-	(1,735)	246,123	254,228
Acquisition of non-controlling interest in subsidiary	-	-	-	-	(14,324)	-	-	(9,273)	(23,597)
Stock compensation	-	-	-	-	2,824	-	-	1,677	4,501
Sale of warrants in subsidiary					(4,594)			4,594	-
Net income	-	-	-	-	-	186,538	-	89,753	276,291
Pension plan							(54)	(31)	(85)
Unrealized gain on available-for-sale securities							3,445	-	3,445
Currency translation adjustment	-	-	-	-	-	-	388,063	217,477	605,540
Total comprehensive loss									885,191

Balances at September 30, 2009	174,355,341	96,332,044	1,743	963	1,961,819	96,943	146,112	1,181,802	3,389,382

See accompanying notes to condensed consolidated financial statements.

5

COSAN LIMITED

Condensed consolidated statements of cash flows
Six-month period ended September 30, 2009 and October 31, 2008
(In thousands of U.S. dollars)
(Unaudited)

	September 30, 2009	October 31, 2008
Cash flow from operating activities:
Net (loss) income attributable to Cosan Limited	186,538	(143,389)
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	207,067	259,259
Deferred income and social contribution taxes	125,959	(116,011)
Interest, monetary and exchange variation	(204,198)	313,039
Net loss (income) attributable to noncontrolling interests	89,753	(68,045)
Others	(35,551)	15,269
Decrease/increase in operating assets and liabilities
Trade accounts receivable, net	48,076	260
Inventories	(90,194)	(411,156)
Advances to suppliers	(31,518)	(28,887)
Trade accounts payable	54,393	146,510
Derivative financial instruments	41,622	6,525
Taxes payable	(58,948)	(12,926)
Other assets and liabilities, net	20,931	(7,368)
Net cash provided by (used in) operating activities	353,930	(46,920)

Cash flows from investing activities:
Restricted cash	(77,485)	37,546
Marketable securities	-	(460,147)
Acquisitions, net of cash acquired	23,903	(17,490)
Acquisition of property, plant and equipment	(438,509)	(315,998)
Cash received from sale of noncurrent assets	67,027	-
Others	(7,383)	-
Net cash used in investing activities	(432,447)	(756,089)

Cash flows from financing activities:
Related parties	(62,533)	-
Proceeds from issuance of common stock	707	196,224
Additions of long-term debts	685,371	174,501
Payments of long-term debts	(420,603)	(66,013)
Net cash provided by (used in) financing activities	202,942	304,712
Effect of exchange rate changes on cash and cash equivalents	135,921	493,621
Net increase (decrease) in cash and cash equivalents	260,346	(4,676)
Cash and cash equivalents at beginning of year	508,784	68,377
Cash and cash equivalents at end of year	769,130	63,701

Supplemental cash flow information
Cash paid during the year for:
Interest	80,303	37,302
Income tax	20,431	-

See accompanying notes to condensed consolidated financial statements.

6

COSAN LIMITED

Notes to the condensed consolidated financial statements
(In thousands of U.S. dollars, unless otherwise stated)

1.	Operations

Cosan Limited (“Cosan” and “the Company”) was incorporated in Bermuda as an exempted company on April 30, 2007. In connection with its incorporation, Cosan Limited issued 1,000 shares of common stock for US$10.00 to Mr. Rubens Ometto Silveira Mello, who indirectly controls Cosan S.A. Indústria e Comércio and its subsidiaries (“Cosan S.A.”).

The companies included in the consolidated financial statements have as their primary activity the production of ethanol and sugar, and the marketing and distribution of fuel and lubricants in Brazil. They are constantly pursuing opportunities to capitalize on the growing demand for ethanol and sugar in the world. They are focused on increasing production capacity through expansion of existing facilities, development of greenfield projects and, as opportunities present themselves, acquisitions.

Cosan S.A. was the predecessor to Cosan and was the primary operating business in the consolidated group prior to a reorganization in August, 2007. In contemplation of an initial public offering on August 1, 2007, Aguassanta Participações S.A. and Usina Costa Pinto S.A. Açúcar e Álcool, controlling shareholders of Cosan S.A. and both indirectly controlled by Mr. Rubens Ometto Silveira Mello, the controlling shareholder, contributed their common shares of Cosan S.A. to Cosan in exchange for 96,332,044 of our class B1 common shares. The common shares contributed to the Company by Aguassanta Participações S.A. and Usina Costa Pinto S.A. Açúcar e Álcool consisted of 96,332,044 common shares of Cosan, representing 51.0% of Cosan S.A. outstanding common shares. As a result of this reorganization Cosan Ltd. became the controlling shareholder of Cosan S.A.. The reorganization was accounted for as a reorganization of companies under common control in a manner similar to a pooling of interests.

On August 17, 2007, the Company concluded its global offering of 111,678,000 class A common shares which resulted in gross proceeds in the amount of US$1,171,027. As a result of the global offering, Cosan’s shares are traded on the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (Bovespa) by BDR (Brazilian Depositary Receipts).

The costs directly attributable to the offering were charged against the gross proceeds of the offering in a total amount of US$52,594. Therefore the net proceeds related to the IPO totaled US$1,118,433.

7

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

1.	Operations (Continued)

On April 23, 2008, Cosan S.A. entered into an agreement with ExxonMobil International Holding B.V., or “Exxon”, for the acquisition of 100% of the outstanding shares of Esso Brasileira de Petróleo Ltda. and its subsidiaries (“Essobrás”), a distributor and seller of fuels and producer and seller of lubricants and specialty petroleum products of ExxonMobil in Brazil. On December 1, 2008 the Company completed the acquisition.  On January 16, 2009 the Company changed the corporate name of Essobrás to Cosan Combustíveis e Lubrificantes S.A. (“Cosan CL”).

On July 17, 2008, the Board Director’s approved the modification of the end of fiscal year from April 30 to March 31 of each year. Therefore the income statement and cash flow information presented in these financial statements lack comparison to the prior period represented by the six-month period ended October 31, 2008.

On August 28, 2008, Cosan S.A. announced the incorporation of a new affiliate named Radar Propriedades Agrícolas S.A. (“Radar”), which engages in farm real estate investments in Brazil by identifying and acquiring rural properties likely to experience an increase in value and acquiring them for later leasing and/or sale. The initial capital contribution was US$185,000, of which US$35,000 was invested by Cosan (18.92%) and US$150,000 by another shareholder (81.08%). On August 25, 2009, an additional capital contribution of US$33,262, was approved, of which US$6,293 (18.92%) was invested by Cosan and the remainder by the other shareholder.

On April 09, 2009, the Company entered into an agreement with Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”) to acquire 100% of the outstanding shares of Teaçu Armazéns Gerais S.A. (“Teaçu”). Teaçu operates a port terminal concession in the city of Santos. See further discussion regarding this acquisition at Note 3.

On June 17, 2009, Cosanpar Participações S.A. (“Cosanpar”), a wholly-owned subsidiary of Cosan S.A. sold its equity interest in Jacta Participações S.A. (“Jacta”), a distributor of aviation fuel that was acquired in the Essobrás acquisition, to Shell Brasil Ltda. for US$59,234 cash. The results of operations of Jacta were recorded in the fuel distribution segment. The carrying value of the net assets sold was US$40,084, which resulted in a gain net of taxes of US$19,150.

8

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

1.	Operations (Continued)

On June 18, 2009, Cosan S.A. entered into an agreement with Rezende Barbosa to acquire 100% of the outstanding shares of Curupay S.A. Participações (“Curupay”).  The principal investment of Curupay was 100% of the outstanding shares of Cosan Alimentos S.A. (former Nova América S.A. Agroenergia). Cosan Alimentos S.A. (“Cosan Alimentos”) is a producer of sugar, ethanol and energy co-generation which also operates in trading and logistics. See further discussion regarding this acquisition at Note 3.

2.	Presentation of the consolidated financial statements

a.	Basis of reporting for interim financial statements

In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s results for the periods presented. Interim results for the six-month period ended September 30, 2009, are not necessarily indicative of the results that may be expected for the fiscal year.

The unaudited condensed consolidated financial statements include the accounts of Cosan Limited and its subsidiaries. All significant intercompany transactions have been eliminated.

These financial statements should be read in conjunction with Cosan Ltd`s annual financial statements for the fiscal year ended March 31, 2009.

The accounts of Cosan are maintained in U.S. Dollars and the accounts of its subsidiaries are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Accounting Standards Codification 830 “Foreign Currency Matters”.

The exchange rate of the Brazilian real (R$) to the US$ was R$1.7781=US$ 1.00 at September 30, 2009 and R$2.3152=US$1.00 at March 31, 2009.

9

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

2.	Presentation of the consolidated financial statements (Continued)

b.	Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ from these estimates. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

c.	Recently issued accounting standards

FASB Accounting Standards Codification

In September 2009, the Accounting Standards Codification (“ASC”) became the source of authoritative U.S. GAAP recognized by the Financial Accounting Standards Board (“FASB”) for nongovernmental entities, except for certain FASB Statements not yet incorporated into ASC. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative U.S. GAAP for registrants. The authoritative guidance mentioned in these financial statements includes the applicable ASC reference.

Subsequent Events

We adopted ASC 855, Subsequent Events, which established general accounting standards and disclosure for subsequent events,during the six-month period ended September 30, 2009. In accordance with ASC 855, the Company has evaluated subsequent events through November 12, 2009, the date the financial statements were issued or available to be issued.

Noncontrolling Interests

Effective April 1, 2009, the Company adopted new accounting guidance ASC 810, which changed the accounting for and the reporting of an entity’s minority ownership.  Such minority ownership, previously referred to as minority interest, is now referred to as noncontrolling interests. The adoption of this guidance resulted in the reclassification of amounts previously attributable to minority interest and classified in the mezzanine outside of shareholders’ equity, to a separate component of stockholders’ equity titled “Noncontrolling Interests” in the accompanying condensed consolidated balance sheets and statement of changes in equity.

10

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

2.	Presentation of the consolidated financial statements (Continued)

c.	Recently issued accounting standards (Continued)

Noncontrolling Interests (Continued)

Additionally, net income and comprehensive income attributable to noncontrolling interests are shown separately from consolidated net income and comprehensive income in the accompanying condensed consolidated statements of operations and statements of changes in equity. Prior period financial statements have been reclassified to conform to the current year presentation as required by the authoritative guidance.

New Accounting Pronouncements

The following accounting standards have been issued, but as of September 30, 2009 are not yet effective and have not been adopted by the Company:

SFAS No. 166, Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140 (“SFAS No. 166”)

In June 2009, the FASB issued SFAS No. 166, which removes the concept of a qualifying special-purpose entity (“QSPE”) from SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities-a replacement of FASB Statement No. 125. The QSPE concept had initially been established to facilitate off-balance sheet treatment for certain securitizations. SFAS No. 166 also removes the exception from applying FASB Interpretation (“FIN”) No. 46(R), Consolidation of Variable Interest Entities (“FIN No. 46(R)”), to QSPEs. SFAS No. 166 has not been incorporated into ASC and is effective for fiscal years beginning after November 15, 2009, or April 1, 2010 for Cosan. The Company does not believe the adoption of SFAS No. 166 will have a material impact on its financial statements.

11

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

2.	Presentation of the consolidated financial statements (Continued)

c.	Recently issued accounting standards (Continued)

New Accounting Pronouncements (Continued)

SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS No. 167”)

In June 2009, the FASB issued SFAS No. 167, which amends FIN 46(R) to among other things, require an entity to qualitatively rather than quantitatively assess the determination of the primary beneficiary of a variable interest entity (“VIE”). This determination should be based on whether the entity has 1) the power to direct matters that most significantly impact the activities of the VIE and 2) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Other key changes include: the requirement for an ongoing reconsideration of the primary beneficiary, the criteria for determining whether service provider or decision maker contracts are variable interests, the consideration of kick-out and removal rights in determining whether an entity is a VIE, the types of events that trigger the reassessment of whether an entity is a VIE and the expansion of the disclosures previously required under FASB Staff Position (“FSP”) FAS 140-4 and FIN 46(R), Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities. SFAS No. 167 has not been incorporated into ASC and is effective for fiscal years beginning after November 15, 2009, or April 1, 2010 for Cosan. The Company does not believe the adoption of FAS No. 166 will have a material impact on its financial statements.

SFAS No. 168, FASB Codification and the Hierarchy of GAAP (“SFAS No. 168”)

In June 2009, the FASB issued SFAS No. 168, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS No. 168 replaces SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, and establishes the FASB Accounting Standards Codification (“the Codification”) as the single source of authoritative guidance recognized by the FASB. Under the Codification, all guidance carries an equal level of authority. SFAS No. 168 has not been incorporated into ASC and is effective for interim and annual periods ending after September 15, 2009, or the quarter ending September 30, 2009 for the Company. We adopted this guidance effective July 1, 2009, with no impact on our consolidated results of operations or financial position.

12

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

3.	Acquisitions

a.      Teaçu Armazéns Gerais S.A.

On April 9, 2009, Cosan S.A., through its 90% owned subsidiary, Copsapar Participações S.A., which owns 100% of Novo Rumo Logística S.A. (“Novo Rumo”), acquired 100% of the outstanding shares of Teaçu Armazéns Gerais S.A. (“Teaçu”) from Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”) for $52,985 cash and issuance of 90,736,131 shares of Novo Rumo, equivalent to 28.82% of its share capital. Teaçu holds a port concession in the city of Santos and operates a terminal dedicated to exporting sugar and other agricultural products. This acquisition combines the Santos port operations previously held separately by Cosan S.A. and Teaçu.

As a result of this transaction, Cosan S.A. reduced its indirect share ownership in Novo Rumo to 64.06%.

The acquisition-date fair value of the consideration transferred totaled $150,501, which consisted of the following:

Cash	52,985
Common stock at estimated fair value	97,516
Total	150,501

13

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

3.	Acquisitions (Continued)

a.      Teaçu Armazéns Gerais S.A. (Continued)
The fair value of the 90,736,131 common shares issued was provisionally determined at the acquisition date and is being reviewed in order to finalize the purchase price.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date. The company is in the process of obtaining valuations of certain intangible assets and fixed assets; thus, the provisional measurements of intangible assets, goodwill and deferred income tax assets are subject to change.

Description
Property, plant and equipment	40,224
Inventories	973
Other assets	29,012
Long-term debt including current installments	(18,780)
Trade accounts payable	(361)
Estimated liability for legal proceedings and labor claims	(976)
Other liabilities	(1,922)
Net assets acquired	48,170
Provisional purchase price, net of cash acquired	150,222
Goodwill	102,052

The provisional goodwill of $102,052 arising from the acquisition, which will be substantially deductible for tax purposes, consists largely of the synergies and economies of scale expected from combining the port operations of Cosan S.A. and Teaçu.  The provisional goodwill was assigned to the sugar segment.

The amounts of Teaçu’s revenue and earnings included in the consolidated income statement for the six-month period ended October 31, 2008, and the revenue and earnings of the combined entity had the acquisition date been May 1, 2008, are:

	Revenue	Earnings (Loss)
Actual from April 9, 2009 – September 30, 2009 (*)	18,589	2,775
Supplemental pro forma from May 1, 2008 – October 31, 2008	793,679	(141,927)

(*) Revenues and earning represent the full six-month period ended September 30, 2009.

14

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

3.	Acquisitions (Continued)

b.      Curupay S.A. Participações

On June 18, 2009, Cosan S.A. acquired 100% of the outstanding shares of Curupay S.A. Participações from Rezende Barbosa, through the issuance of 44,300,389 common shares valued at $7.25 per share (fair value at the acquisition date) and a total purchase price of US$321,087.  The assets acquired include the non-controlling interest in Novo Rumo representing 28.82% of its outstanding shares which were issued in the Teaçu acquisition, and 100% of the outstanding shares of two operating companies, Nova América S.A. Trading and Cosan Alimentos (collectively referred to as “Nova América”). Nova América is a producer of sugar, ethanol and energy co-generation and also operates in trading and logistics.

With the acquisition of the noncontrolling interest of Novo Rumo, Cosan S.A. increased its share ownership in Novo Rumo to 92.88%. This transaction was a change in ownership interest without a loss of control and accounted for as a transaction in shareholders’ equity of Cosan S.A.

The following table summarizes the assets acquired and liabilities assumed in relation to Nova América.  These amounts are preliminary as valuations of certain intangible assets, fixed assets and other assets and liabilities are currently in process.

Description
Property, plant and equipment	370,651
Noncontrolling interest in Novo Rumo	62,476
Inventories	63,572
Account receivables	62,377
Other assets	251,267
Long-term debt including current installments	(606,118)
Trade accounts payable	(81,563)
Related parties	(16,591)
Estimated liability for legal proceedings and labor claims	(7,009)
Taxes and contributions payable	(28,821)
Other liabilities	(66,155)
Net assets acquired	4,086
Purchase price, net of cash acquired	294,605
Goodwill	290,519

The provisional goodwill of $290,519 arising from the acquisition consists largely of the synergies and economies of scale expected from combining the ethanol and sugar operations of Cosan S.A. and Nova America.  US$207,285 of the provisional goodwill was assigned to the sugar segment and US$83,234 was assigned to the ethanol segment.

15

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

3.	Acquisitions (Continued)

b.     Curupay S.A. Participações (Continued)

The amounts of Nova America’s revenue and earnings included in the consolidated income statement for the six-month period ended October 31, 2008, and the revenue and earnings of the combined entity had the acquisition date been May 1, 2008, are:

	Revenue	Earnings (Loss)
Actual from June 18, 2009 – September 30, 2009	219,290	12,988
Supplemental pro forma from April 1, 2009 – September 30, 2009	3,728,870	259,225
Supplemental pro forma from May 1, 2008 – October 31, 2008	1,116,831	(221,731)

16

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

4.	Derivative financial instruments

Cosan enters into derivative financial instruments with various counterparties and uses derivatives to manage the overall exposures related to sugar price variations in the international market, interest rate and exchange rate variation. The instruments are commodity futures contracts, forward currency agreements, interest rate and foreign exchange swap contracts, and option contracts. Cosan recognizes all derivatives on the balance sheet at fair value.

The following table summarizes the notional value of derivative financial instruments as well as the related amounts recorded in balance sheet accounts:

	Notional amounts		Carrying value asset (liability)
	September 30, 2009	March 31, 2009	September 30, 2009	March 31, 2009
Commodities derivatives
Future contracts:
Purchase commitments - sugar	38,194	61	2,429	(4)
Purchase Commitments - oil	28,577	-	724	-
Sell commitments	316,583	182,943	(30,099)	4,163
Swap agreements - sugar	56,594	-	4,622	-

Options:
Purchased	186,599	-	9,351	-
Written	302,227	64,366	(82,161)	(2,906)

Foreign exchange derivatives
Forward contracts:
Purchase Commitments	417,069	-	(5,051)	-
Sale commitments	893,220	184,653	10,876	(23,035)

Swap agreements
Swap agreements – Senior notes 2009	320,961	246,501	(2,515)	(2,949)
Swap agreements – Note export credit	10,012	-	(1,317)	-

Future contracts
Sale commitments	577,779	372,230	17,865	3,189

Options
Purchased	263,202	-	8,926	-

Total assets			54,793	7,352
Total liabilities			(121,143)	(28,894)

When quoted market prices were not available, fair values were based on estimates using discounted cash flows or other valuation techniques.

17

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

5.	Inventories

	September 30, 2009	March 31, 2009
Finished goods:
Sugar	269,857	47,195
Ethanol	177,371	86,809
Lubricants	40,525	38,852
Fuel (Gasoline, Diesel and Ethanol)	96,692	74,582
Valuation allowance	(8,441)	(5,222)
Others	12,948	11,896
	588,952	254,112
Annual maintenance cost of growing crops	181,105	167,576
Others	91,268	56,104
	861,325	477,792

6.	Long-term debt

Long-term debt is summarized as follows:

	Index	Average annual interest rate	September 30, 2009	March 31, 2009
Resolution No. 2471 (PESA)	IGP-M	4.0%	290,313	215,572
	Corn price	12.50%	-	59
Senior notes due 2009	US Dollar	9.0%	37,343	37,386
Senior notes due 2014	US Dollar	9.5%	354,293	-
Senior notes due 2017	US Dollar	7.0%	404,978	405,389
IFC	US Dollar	7.4%	46,572	49,362
Perpetual notes	US Dollar	8.3%	456,602	456,463
BNDES	TJLP	2.6%	401,980	99,561
Floating rate notes	Libor	2.8%	-	151,207
Promissory notes	DI	3.00%	693,834	501,888
Export credit notes	DI	3.90%	125,374	-
Debentures	DI	3.30%	85,255	-
Credit Notes	DI	5.60%	122,290	-
Export credit notes	US Dollar	2.00%	53,475	-
Others	Various	Various	233,000	115,872
			3,305,309	2,032,759
Current liability			(672,990)	(781,664)
Long-term debt			2,632,319	1,251,095

18

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

6.	Long-term debt (Continued)

Long-term debt has the following scheduled maturities:

2011	643,728
2012	119,221
2013	70,435
2014	395,232
2015	43,527
2016	40,577
2017	439,214
2018 and thereafter	880,385
2,632,319

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA

To extend the repayment period of debts incurred by Brazilian agricultural producers, the Brazilian government passed Law 9.138 followed by Central Bank Resolution 2,471, which, together, formed the PESA program.  PESA offered certain agricultural producers with certain types of debt the opportunity to acquire Brazilian treasury bills (“CTNs”) in an effort to restructure their agricultural debt. The face value of the Brazilian treasury bills was the equivalent of the value of the restructured debt and was for a term of 20 years.

The acquisition price was calculated by the present value, discounted at a rate of 12% per year or at the equivalent of 10.4% of its face value. The CTNs were deposited as a guarantee with a financial institution and cannot be renegotiated until the outstanding balance is paid in full. The outstanding balance associated with the principal is adjusted in accordance with the IGP-M until the expiration of the restructuring term, which is also 20 years, at which point the debt will be discharged in exchange for the CTNs. Because the CTNs will have the same face value as the outstanding balance at the end of the term, it will not be necessary to incur additional debt to pay PESA debt.

On July 31, 2003, the Central Bank issued Resolution 3,114, authorizing the reduction of up to five percentage points of PESA related interest rates, effectively lowering the above-mentioned rates to 3%, 4% and 5%, respectively. The CTNs held by Cosan S.A. as of September 30, 2009 and March 31, 2009 amounted to US$125,043 and US$113,877, respectively, and are classified as Other non-current assets.

19

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

6.	Long-term debt (Continued)

Senior notes due 2017

On January 26, 2007, Cosan Finance Limited, an indirect subsidiary of the Company, issued US$400,000 of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in November 2017 and bear interest at a rate of 7% per annum, payable semi-annually. The senior notes are guaranteed by Cosan S.A., and its subsidiary, Usina da Barra.

Senior notes due 2014

On August 4, 2009, the indirect subsidiary CCL Finance Limited issued US$ 350,000 of  senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in August 2014 and bear interest at a rate of 9,5% per annum, payable semi-annually in February and August of each year, from February of 2010.

Perpetual notes

On January 24 and February 10, 2006, Cosan S.A. issued perpetual notes which are listed on the Luxembourg Stock Exchange - EURO MTF. These notes bear interest at a rate of 8.25% per year, payable quarterly on May 15, August 15, November 15 and February 15 of each year, beginning May 15, 2006.

These notes may, at the discretion of Cosan, be redeemed on any interest payment date subsequent to February 15, 2011. The notes are guaranteed by Cosan S.A. and by Usina da Barra.

Promissory Notes

On November 17, 2008, the Company issued one series of 44 registered promissory notes for US$613,941. The notes which are due in one year, will bear interest, due at maturity, at the average rates of DI - Interbank Deposits plus 3%.

On June 25, 2009 the Company signed a Stand-by Facility, which extended the maturity date from November 12, 2009 to November 12, 2010. Management intends to pay US$170,000 before November 12, 2009.  Therefore, the remaining balance of US$523,834 was reclassified to long term debt as management intends to utilize the stand by facility to settle this remaining balance on a long-term basis.

20

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

6.	Long-term debt (Continued)

Promissory Notes (continued)

The notes are secured by a guarantee from Mr. Rubens Ometto Silveira Mello (Controlling Shareholder) and collateralized by a chattel mortgage to be established for the units of interest issued by Cosan CL which are or may be held by the Company.

Covenants

Cosan and its subsidiaries are subject to certain restrictive covenants related to their indebtedness, including the following: limitation on transactions with shareholders and affiliated companies; limitation on payment of dividends and other payments affecting subsidiaries; and limitation on guarantees granted on assets.

Also, the Company and its subsidiaries are subject to other financial restrictive covenants, as follows:

-     net debt/EBTIDA ratio must be less than 3.5 to 1;
-     current asset/current liability ratio equal or higher than 1.3; and
-     long-term indebtedness/shareholders´ equity ratio must be lower than 1.3.

At September 30, 2009, Cosan was in compliance with its debt covenants.

7.	Related parties

	September 30, 2009	March 31, 2009
Cosan Alimentos	-	13,123
Rezende Barbosa S.A. Administração e Participações	89,519	-
Vertical UK LLP	7,297	11,597
Others	723	-
	97,539	24,720
Current (*)	(12,155)	(24,720)
Noncurrent (*)	85,384	-

(*) included in other current and noncurrent assets or liabilities captions.

21

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

7.	Related parties (Continued)

The income statement includes the following amounts resulting from transactions with related parties:

	Consolidated
	September 30, 2009	October 30, 2008
Transactions involving assets
Remittance of financial resources, net of receipts, credit assignments and advances	(84,757)	(382)
Sale of finished goods, materials and services to related parties	73,349	-
Added through acquisition of Nova America	70,379	-
	58,971	(382)

The purchase and sale transactions are carried out at prices and under conditions similar to those existing in the market.

The receivable from Rezende Barbosa S.A. Administração e Participações is related to credits assumed by Rezende Barbosa, in connection with the acquisition of Nova América and intercompany loans at the interest rate equivalent to 100% of CDI.

The amount receivable from the affiliate Vertical UK LLP, located in British Virgin Islands, refers to ethanol trading, with average maturity date of 30 days.

During the quarter Cosan S.A. executed lease contracts with Radar to formalize land leases that were already in existence, with an average lease term of 19 years. Total lease expense in the six-month period was US$7,297.

8.	Estimated liability for legal proceedings and labor claims and commitments

	September 30, 2009	March 31, 2009
Tax contingencies	585,848	430,342
Civil and labor contingencies	86,799	67,306
	672,647	497,648

22

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

8.	Estimated liability for legal proceedings and labor claims and commitments (Continued)

Cosan and its subsidiaries are parties in various ongoing labor claims, civil and tax proceedings in Brazil arising in the normal course of its business. Respective provisions for contingencies were recorded considering those cases in which the likelihood of loss has been rated as probable. Management believes resolution of these disputes will have no effect significantly different than the estimated amounts accrued.

Judicial deposits recorded by Cosan under non-current assets, amounting to US$101,851 at September 30, 2009 (US$73,975 at March 31, 2009) have been made for certain of these suits. Judicial deposits are restricted assets of Cosan placed on deposit with the court and held in judicial escrow pending legal resolution of the related legal proceedings. Judicial deposits include US$66,601 related to exposures of Cosan CL prior to its acquisition by Cosan. If the Company prevails in the defense of these exposures, these related judicial deposits must be refunded to the seller.

The tax contingencies as of September30, 2009 and March 31, 2009 are described as follows:

	September 30, 2009	March 31, 2009
Credit premium – IPI	155,628	116,256
PIS and Cofins	83,181	62,556
IPI credits	53,445	40,049
Contribution to IAA	48,599	36,672
IPI – Federal VAT	53,969	23,626
ICMS credits	32,178	19,966
Compensation with Finsocial	94,796	70,693
Other	64,052	60,524
	585,848	430,342

On May 27, 2009, the paragraph 1st and 3rd of Brazilian Law No 9718/98 that regulated the collection of PIS and Cofins (federal tax contributions) on exchange variation and other financial income was revoked by Law No 11941/09. The Company is evaluating its ongoing judicial demands related to the legal obligations not paid related to the increase in the calculation basis of PIS and Cofins. Once the absence of errors or flaws in the ongoing demands is confirmed, the Company will revaluate the maintenance of the provision for the respective legal obligations in its financial statements.

23

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

8.	Estimated liability for legal proceedings and labor claims and commitments (Continued)

The company is currently evaluating the options provided by Brazilian Law No 11941/09 to settle tax related claims (e.g. credit premium – IPI), as well as the impacts in its financial statements.

In addition to the aforementioned claims, Cosan and its subsidiaries are involved in other contingent liabilities relating to tax, civil and labor claims and environmental matters, which have not been recorded, considering their current stage and the likelihood of unfavorable outcomes rated as possible. These claims are broken down as follows:

	September 30, 2009	March 31, 2009
Withholding Income Tax	92,409	69,730
ICMS – State VAT	102,700	77,052
IAA - Sugar and Ethanol Institute	41,554	31,610
IPI - Federal Value-added tax	169,528	100,722
INSS	1,204	795
PIS and COFINS	20,635	15,529
Civil and labor	127,789	94,599
Other	79,636	34,851
	635,455	424,888

The subsidiary Usina da Barra has several indemnification suits filed against the Federal Government. The suits relate to product prices that did not conform to the reality of the market, which were mandatorily established at the time the sector was under the Government‘s control.

In connection with one of these suits, a final and unappealable decision in the amount of US$149,121 was rendered in September 2006 in favor of Usina de Barra. This has been recorded as a gain in the statement of operations. Since the recorded amount is substantially composed of interest and monetary restatement, it was recorded in Financial income and in a non-current receivable on the balance sheet. In connection with the settlement process, the form of payment is being determined.

The Company is expecting to finalize the payment terms within three years which will result in the amount being received over a ten year period. The amount is subject to interest and inflation adjustment by an official index. Lawyers fees in the amount of US$18,783 relating to this suit have been recorded in General and administrative expenses in 2007 and remain unpaid at September 30, 2009.

24

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

8.	Estimated liability for legal proceedings and labor claims and commitments (Continued)

At September 30, 2009, these amounts totaled US$185,057 and US$22,207 (US$139,700 and US$16,764 at March 31, 2009), corresponding to related suit and lawyers’ fees, respectively.

9.	Income taxes

Cosan Ltd. is incorporated in Bermuda which has no income taxes.  The following relates to Brazilian income taxes of Cosan S.A. and its subsidiaries.

Cosan S.A. and its subsidiaries file income tax returns in the Brazilian federal jurisdiction. These subsidiaries are no longer subject to Brazilian federal income tax examinations by tax authorities for years before December 31, 2003. Additionally, Cosan S.A. has not been under a Brazilian Internal Revenue Service (IRS) income tax examination for 2003 through 2008.

Cosan accounts for unrecognized tax benefits in accordance with ASC 740, Accounting for Uncertainly in Income Taxes. A reconciliation of the beginning and ending amount of unrecognized tax benefits in the estimated liability for legal proceedings,and labor claims, is as follows:

Balance at March 31, 2009	53,995
Accrued interest on unrecognized tax benefit	1,968
Effect of foreign currency translation	16,310
Settlements	(36)
Balance at September 30, 2009 (*)	72,237

(*) Recorded as taxes payable (non-current)

It is possible that the amount of unrecognized tax benefits will change in the next twelve months, however, an estimate of the range of the possible change cannot be made at this time due to the long time to reach a settlement agreement or decision with the taxing authorities.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

25

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

10.	Shareholders’ equity

a.	Capital

As of September, 2009 and March 31, 2009, Cosan Limited’s share capital consists of:

Shareholder	Class A shares and/or BDRs	%	Class B shares	%
Queluz Holding Limited	11,111,111	6.37	66,321,766	68.85
Usina Costa Pinto S.A. Açúcar e Álcool	-	-	30,010,278	31.15
Aguassanta Participaçơes S.A.	5,000,000	2.87	-	-
Gávea Funds	33,333,333	19.12	-	-
Others	124,910,897	71.64	-	-
Total	174,355,341	100.00	96,332,044	100.0

On September 19, 2008, Cosan S.A. undertook a capital subscription of 55,000,000 common shares which was completed on October 20, 2008.  Since a number of the noncontrolling interests did not exercise their subscription rights, the Company acquired 54,993,482 of the shares for US$456,034, and the minority shareholders acquired the remaining 6,518 shares for US$50.  In connection with this subscription, the shareholders received one Subscription Warrant (Warrant) for each new share.  Each Warrant grants its holder the right to subscribe 0.6 common shares, with the distribution of fractional shares not being permitted. Therefore, the Company received Warrants, which are valid through December 31, 2009, to purchase 32,996,089 additional common shares of Cosan S.A..  Since Cosan S.A. is a consolidated subsidiary, the Warrants recorded by Cosan S.A. have been eliminated in consolidation.

On September 14, 2009, the Company sold to third parties 10,000,000 of the Warrants for US$14,362, which resulted in a gain which is recorded as financial income.  The basis of the Warrants which were sold, amounting to US$4,594, has been reclassified from additional paid-in capital to noncontrolling interest.

In connection with the acquisition of Curupay, Cosan S.A. issued 44,300,389 new common shares (note 3). Since these shares were issued to noncontrolling interests, this diluted the Company’s ownership interest which resulted in an increase in additional paid-in capital of US$9,840.

26

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

11.	Deferred gain on sale of investments in subsidiaries

Agrícola Ponte Alta S.A. is a subsidiary whose principal assets are land used for the growing of sugarcane for Cosan S.A. On December 15, 2008, the shareholders approved a partial spin-off of the assets of Ponte Alta and created four new subsidiaries.  Agricultural land was then transferred from Ponte Alta to each of the entities. On December 30, 2008, two of the entities, Nova Agrícola Ponte Alta S.A. and Terras da Ponte Alta S.A. were sold to Radar, an affiliate company accounted for by the equity method. The selling price was fair value, US$123,596, which resulted in a gain of US$47,080. This gain has previously been deferred since there were no lease contracts executed for the land, which was being used by Cosan S.A. for a monthly fee.  During the current period the lease contracts were executed, and the gain is being amortized to profit and loss over the 19 year average term of the leases.

During the six-month period ended September 30, 2009, the Company has amortized a gain of US$1,505 related to this sale-leaseback transaction.

12.	Share-based compensation

In the ordinary and extraordinary general meeting held on August 30, 2005, the guidelines for the outlining and structuring of a stock option plan for Cosan S.A. officers and employees were approved, thus authorizing the issue of up to 5% of shares comprising Cosan S.A.’s share capital. This stock option plan was outlined to attract and retain services rendered by officers and key employees, offering them the opportunity to become shareholders of Cosan S.A. On September 22, 2005, Cosan S.A.’s board of directors approved the distribution of stock options corresponding to 4,302,780 common shares to be issued or purchased by Cosan S.A. related to 3.25% of the share capital at the time, authorized by the annual/extraordinary meeting. The remaining 1.75% remains to be distributed. On September 22, 2005, the officers and key employees were informed regarding the key terms and conditions of the share-based compensation arrangement.

According to the fair value at the grant date, the exercise price is US$2.64 (two dollars and sixty four cents) per share which does not include any discount. The exercise price was calculated before the valuation mentioned above based on an expected private equity deal which did not occur. Options may be exercised after a one-year vesting period starting November 18, 2005, at the maximum percentage of 25% per year of the total stock options offered by Cosan S.A. The options for each 25% have a five-year period to be exercised.

27

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

12.	Share-based compensation (Continued)

On September 11, 2007, the board of directors approved an additional distribution of stock options, in connection with the stock option plan mentioned above, corresponding to 450,000 common shares to be issued or purchased by Cosan S.A. related to 0.24% of the share capital at September 22, 2005. The remaining 1.51% may still be distributed.

On August 7, 2009, the board of directors approved an additional distribution of stock options, in connection with the stock option plan mentioned above, corresponding to 165,657 common shares to be issued or purchased by Cosan S.A. Such options were issued without a vesting period, therefore the intrinsic value at grant date was the basis for calculating the fair value of the options, at US$9,82 per option, and an expense of US$1,071 was fully recorded by the company.

The exercise of options may be settled only through issuance of new common shares or treasury shares.

The employees that leave Cosan S.A. before the vesting period will forfeit 100% of their rights. However, if the employment is terminated by Cosan S.A. without cause, the employees will have the right to exercise 100% of their options of that particular year plus the right to exercise 50% of the options of the following year.

The fair value of share-based awards was estimated using a binominal model with the following assumptions:

	Options granted on September 22, 2005	Options granted on September 11, 2007
Grant price - in U.S. dollars	3.44	3.44
Expected life (in years)	7.5	7.5
Interest rate	14.52%	9.34%
Volatility	34.00%	46.45%
Dividend yield	1.25%	1.47%
Weighted-average fair value at grant date - in U.S. dollars	6.94	10.23

As of September 30, 2009, the amount of US$1,670 related to the unrecognized compensation cost related to stock options is expected to be recognized in 12 months. Cosan S.A. currently has 343,139 common shares in treasury.

As of September 30, 2009 there were 1,411,670 options outstanding with a weighted-average exercise price of US$3.44.

28

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

13.	Fair value measurements

Effective May 1, 2008, Cosan adopted ASC 820, Fair Value Measurements (SFAS 157), for all financial instruments and non-financial instruments accounted for at fair value on a recurring basis. ASC 820 establishes a new framework for measuring fair value and expands related disclosures. Broadly, the ASC 820framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. ASC 820 establishes market or observable inputs as the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs.

The valuation techniques required by ASC 820 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

The following section describes the valuation methodologies Cosan uses to measure different financial instruments at fair value.

Marketable securities

When quoted market prices are unobservable, we use other relevant information including market interest rate curves. These investments are included in Level 2 and primarily comprise fixed-income securities, which are debt securities issued by highly rated financial institutions indexed in reais with Inter Deposit Rates (CDI).

29

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

13.	Fair value measurements (Continued)

Derivatives

Cosan uses closing prices for derivatives included in Level 1, which are traded either on exchanges or liquid over-the-counter markets.

The remainder of the derivatives portfolio is valued using internal models, most of which are primarily based on market observable inputs including interest rate curves and both forward and spot prices for currencies and commodities. Derivative assets and liabilities included in Level 2 primarily represent interest rate swaps, foreign currency swaps and commodity forward contracts.

The following table presents our assets and liabilities measured at fair value on a recurring basis at September 30, 2009.

	Level 1	Level 2	Total
Assets
Derivatives	9,351	45,442	54,793
Total	9,351	45,442	54,793

Liabilities
Derivatives	82,161	38,982	121,143
Total	82,161	38,982	121,143

14.	Segment information

a.      Segment information

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and decide on the allocation of resources. Cosan’s reportable segments are business units in Brazil that target different industry segments. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries. Cosan has four segments: sugar, ethanol, fuel distribution and others group. The operations of these segments are based solely in Brazil.

30

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

14.	Segment information (Continued)

a.      Segment information (Continued)

The sugar segment mainly operates and produces a broad variety of sugar products, including raw (also known as very high polarization - VHP sugar), organic, crystal and refined sugars, and sells these products to a wide range of customers in Brazil and abroad. Cosan exports the majority of the sugar produced through international commodity trading companies. Cosan’s domestic customers include wholesale distributors, food manufacturers and retail supermarkets, through which it sells its “Da Barra” and “União” branded products.

The ethanol segment substantially produces and sells fuel ethanol, both hydrous and anhydrous (which has a lower water content than hydrous ethanol) and industrial ethanol. Cosan’s principal ethanol product is fuel ethanol, which is used both as an automotive fuel and as an additive in gasoline, and is mainly sold in the domestic market by fuel distribution companies. Consumption of hydrous ethanol in Brazil is increasing as a result of the introduction of flex fuel vehicles that can run on either gasoline or ethanol (or a combination of both) to the Brazilian market in 2003. In addition, Cosan sells liquid and gel ethanol products used mainly in the production of paint and cosmetics and alcoholic beverages for industrial clients in various sectors.

With the acquisition of Cosan CL a new fuel distribution segment has been created. The fuel distribution segment is engaged in the distribution in Brazil of oil products, ethanol and lubricants as well as the operation of convenience stores. The network to which the fuel distribution segment distributes such products is comprised of more than 1,500 service stations.

The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP. We evaluate segment performance based on information generated from the statutory accounting records.

Others segment is comprised by selling cogeneration of electricity, diesel and corporate activities.

No asset information is provided by reportable segment due to the fact that the majority of the assets used in production of sugar and ethanol are the same.

31

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

14.	Segment information (Continued)

a.      Segment information (Continued)

Measurement of segment profit or loss and segment assets

Cosan S.A. evaluates performance and allocates resources based on return on capital and profitable growth. The primary measurement used by management to measure the financial performance of Cosan S.A. is adjusted EBIT (earnings before interest and taxes excluding special items such as impairment and restructuring, integration costs, one-time gains or losses on sales of assets, acquisition, and other items similar in nature). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

	September 30, 2009	October 31, 2008
Net sales — Brazilian GAAP
Sugar	729,096	437,141
Ethanol	408,267	272,337
Fuel distribution	2,375,822	-
Others	120,180	67,725
Total	3,633,365	777,203

Reconciling items to U.S. GAAP
Sugar	2,950	631
Fuel distribution	(391)	-
Total	2,559	631
Total net sales	3,635,924	777,834

32

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

14.	Segment information (Continued)

a.      Segment information (Continued)

Measurement of segment profit or loss and segment assets (Continued)

	September 30, 2009	October 31, 2008
Segment operating income (loss) - Brazilian GAAP
Sugar	14,052	(74,304)
Ethanol	8,821	(46,291)
Fuel distribution	78,187	-
Others	2,535	(11,512)
Operating income (loss) — Brazilian GAAP	103,595	(132,107)

Reconciling items to U.S. GAAP
Depreciation and amortization expenses
Sugar	(4,769)	4,443
Ethanol	(2,994)	2,768
Fuel distribution	(1,950)	-
Others	(861)	688
	(10,574)	7,899

Other adjustments
Sugar	(5,655)	5,725
Ethanol	(3,550)	3,142
Fuel distribution	48,319	-
Others	(1,019)	782
	38,095	9,649
Total sugar	3,628	(64,136)
Total ethanol	2,277	(40,381)
Fuel distribution	124,556	-
Total others	655	(10,042)
Operating income (loss) — U.S. GAAP	131,116	(114,559)

33

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

14.	Segment information (Continued)

b.      Sales by principal customers

Sugar

The following table sets forth the amount of sugar that we sold to our principal customers during the six-month period ended September 30, 2009 and October 31, 2008 as a percentage of either domestic or international sales of sugar:

Market	Customer	September 30, 2009	October 31, 2008
International	Sucres et Denrées	27%	11%
	Ceval Internacional Limited	13%	-
	Cargill Incorporation Ltd.	9%	-
	Cargill International S.A.	7%	-
	Coimex Trading Ltd	6%	4%
	Ableman Trading Limited	4%	4%
	Fluxo – Cane Overseas Ltd	3%	35%
	Tate & Lyle International	2%	7%

Ethanol

The following table sets forth the amount of ethanol that we sold to our principal customers during the six-month period ended September 30, 2009 and October 31, 2008 as a percentage of either domestic or international sales of ethanol:

Market	Customer	September 30, 2009	October 31, 2008
International	Vertical UK LLP	10%	19%
	Kolmar Petrochemicals	7%	-
	Morgan Stanley Capital Group Inc.	6%	6%
	Alcotra S.A.	3%	2%
	Sekab Biofuels & Chemicals	2%	7%
	Vitol Inc.	-	4%
	Bauche Energy Br Com Imp Exp Ltda.	-	3%

Domestic	Shell Brasil Ltda.	17%	17%
	Petrobrás Distribuidora S.A.	12%	6%
	Cia Brasileira de Petróleo Ipiranga	10%	-
	Euro Petróleo do Brasil Ltda.	8%	12%
	Alesat Combustíveis S.A.	4%	2%
	Chevron Brasil Ltda.	1%	4%

The following table sets forth the amount of fuel distribution that we sold to our principal customers during the six-month period ended September 30, 2009 as a percentage of either domestic or international sales of fuel distribution:

34

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

14.	Segment information (Continued)

b.      Sales by principal customers (Continued)

Fuel distribution

Market	Customer	September 30, 2009	October 31, 2008
Domestic	Mime Distribuidora de Petróleo Ltda.	2%	-
	Tam Linhas Aéreas S.A.	1%	-
	All – América Latina Logística Malha Sul S.A.	1%	-
	Auto Posto Túlio Ltda.	1%	-
	Posto Iccar Ltda.	1%	-

15.	Subsequent events

Capital increase at Cosan S.A.

On October 5, 2009, the Board of Directors of Cosan S.A. approved a capital increase of US$586 through issuance of 169,500 new common shares, with no par value, in connection with the “Company’s Stock Option Plan” and with the exercise of such options by the eligible executives, at the issuance price of US$3.46 per share, set on the terms of the stock option plan.

On October 29, 2009, the Board of Directors of Cosan S.A. approved a capital increase of US$217,976 through issuance of 23,753,953 new common shares, with no par value, at issue price of US$9.17, due to exercise of 39,589,922 subscription warrants by Cosan Limited.

PPE - Export Prepayment Finance

On October 28, 2009, the Company, through its subsidiary Cosan Alimentos, entered into a financing, denominated PPE – Export Prepayment Finance, in the amount of US$230,000, with final maturity in September, 2014. This PPE bears interest at a rate of 9.0% per annum.

35

Unconsolidated and Consolidated Quarterly Financial Information

Cosan S.A. Indústria e Comércio

September 30, 2009

COSAN S.A. INDÚSTRIA E COMÉRCIO

UNCONSOLIDATED AND CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

September 30, 2009

Contents

Special review report of independent auditors	1

Unaudited quarterly financial information

Unaudited balance sheets	3
Unaudited statements of operations	5
Unaudited statements of cash flows	7
Unaudited statement of changes in shareholders’ equity	11
Notes to the unaudited quarterly financial information	12

A free translation from Portuguese into English of Special Review Report of Independent Auditors on Quarterly Financial Information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil

Special review report of independent auditors

The Board of Directors and Shareholders of
Cosan S.A. Indústria e Comércio

1.
We have performed a special review of the accompanying Quarterly Financial Information of Cosan S.A. Indústria e Comércio (parent company and consolidated) for the quarter and six-month period ended September 30, 2009, including the balance sheets, statements of operations and cash flows, report on the Company’s performance and explanatory notes, prepared under the management’s responsibility.

2.
Our review was conducted in accordance with the specific procedures determined by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Board of Accountancy (CFC), which comprised principally: (a) inquiries of and discussions with the management responsible for the Company’s accounting, financial and operational areas about the criteria adopted for the preparation of the Quarterly Financial Information; and (b) review of information and subsequent events which have, or could have, significant effects on the Company’s operations and financial position.

3.
Based on our special review, we are not aware of any material modification that should be made to the Quarterly Financial Information referred to above for it to comply with specific standards established by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Financial Information.

4.
As mentioned in Note 2, the accounting practices adopted in Brazil were modified during 2008 and the effects of its first time adoption were only recorded by the Company and its subsidiaries during the fourth quarter of the previous year and disclosed in the March 31, 2009 financial statements. The statements of operations and cash flows, for the quarter and six-month period ended October 31, 2009, presented in conjunction with the information for the current quarter, were not adjusted for comparative purposes, as permitted by Ofício-Circular/CVM/SNC/SEP nº 02/2009.

São Paulo, November 12, 2009

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-6

Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7

A free translation from Portuguese into English of financial statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited Balance sheets
September 30, 2009 and June 30, 2009
(In thousands of reais)

		Parent Company		Consolidated
		September 30, 2009	June 30, 2009	September 30, 2009	June 30, 2009
Assets
Current assets
Cash and cash equivalents	Note 4	177,599	307,907	948,647	932,920
Restricted cash		145,837	35,804	149,533	40,086
Trade accounts receivable	Note 5	78,995	120,515	589,668	585,636
Derivative financial instruments	Note 19	97,427	86,591	97,427	86,591
Inventories	Note 6	453,717	314,292	1,531,522	1,149,923
Advances to suppliers		102,204	95,164	336,748	386,088
Related parties	Note 7	637,178	371,713	21,613	36,121
Deferred income and social contribution taxes	Note 12.b	-	-	48,108	53,502
Recoverable taxes		117,075	98,155	342,894	299,046
Other assets		7,775	6,874	41,691	32,674
		1,817,807	1,437,015	4,107,851	3,602,587

Noncurrent assets
Long-term receivables
Accounts receivable from federal government	Note 14	-	-	329,049	326,439
CTNs-Restricted Brazilian Treasury Bills	Note 13	28,755	28,050	189,342	184,698
Deferred income and social contribution taxes	Note 12.b	98,360	123,391	551,487	644,591
Advances to suppliers		18,214	6,175	85,130	55,477
Related parties	Note 7	-	-	151,821	153,167
Other assets		4,972	5,660	190,150	185,385
Permanent assets
Investments	Note 8	5,377,928	5,216,142	196,497	181,291
Property, plant and equipment	Note 9	761,425	796,814	4,671,373	4,516,362
Intangible	Note 10	395,637	395,637	2,737,464	2,724,336
		6,534,990	6,571,869	9,102,313	8,971,746

Total assets		8,503,098	8,008,884	13,210,164	12,574,333

		Parent Company		Consolidated
		September 30, 2009	June 30, 2009	September 30, 2009	June 30, 2009
Liabilities and shareholders’ equity
Current liabilities
Loans and financing	Note 13	444,697	504,744	1,184,658	1,127,356
Derivative financial instruments		215,142	97,977	215,405	98,855
Trade accounts payable		172,149	131,945	712,502	662,751
Salaries payable		61,413	52,609	180,904	152,303
Taxes and social contributions payable	Note 11	44,832	41,276	230,925	189,792
Related parties	Note 7	124,286	112,602	3,838	4,475
Other liabilities		25,215	28,504	100,728	134,142
Total current liabilities		1,087,734	969,657	2,628,960	2,369,674

Noncurrent liabilities
Loans and financing	Note 13	1,903,754	1,947,733	4,667,395	4,091,447
Taxes and social contributions payable	Note 11	48,478	54,016	288,850	335,510
Related parties	Note 7	966,397	719,151	-	341,530
Provision for judicial demands	Note 14	239,778	239,900	1,143,377	1,135,460
Actuarial liability		-	-	62,287	60,971
Other liabilities		36,485	37,760	168,394	169,224
Total noncurrent liabilities		3,194,892	2,998,560	6,330,303	6,134,142

Minority shareholders’ interest		-	-	30,429	29,850

Shareholders’ equity	Note 15
Capital		4,155,316	4,153,942	4,155,316	4,153,942
Treasury stock		(4,186)	(4,186)	(4,186)	(4,186)
Recognized granted shares		54,384	49,320	54,384	49,320
Accumulated losses		14,958	(158,409)	14,958	(158,409)
Total shareholders’ equity		4,220,472	4,040,667	4,220,472	4,040,667
Total liabilities and shareholders’ equity		8,503,098	8,008,884	13,210,164	12,574,333

See accompanying notes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statements of operations
Quarters ended September 30, 2009 and October 31, 2008
(In thousands of reais, except for the earnings (loss) per share)

		Parent Company		Consolidated
		September 30, 2009	October 31, 2008	September 30, 2009	October 31, 2008
Gross operating revenue
Sales of goods and services		560,989	385,614	3,907,236	760,101
Taxes and sales deductions		(21,482)	(18,488)	(331,900)	(45,025)
Net operating revenue		539,507	367,126	3,575,336	715,076

Cost of goods sold and services rendered		(443,386)	(317,626)	(3,051,504)	(547,135)

Gross profit		96,121	49,500	523,832	167,941

Operating income (expenses)
Selling expenses		(32,919)	(29,242)	(211,317)	(88,606)
General and administrative expenses		(59,739)	(42,012)	(113,776)	(65,118)
Management fees	Note 17	(2,414)	(1,397)	(2,414)	(1,397)
Financial income (expenses), net	Note 18	43,629	(515,208)	78,889	(540,768)
Earnings (losses) on equity investments	Note 9	150,551	(19,664)	29	1,234
Goodwill amortization		-	(16,488)	-	(40,405)
Other operating income (expenses), net		3,169	1,169	2,520	(30,022)
		102,277	(622,842)	(246,069)	(765,082)
Income (loss) before income and social contribution taxes		198,398	(573,342)	277,763	(597,141)

Income and social contribution taxes	Note 13	(25,031)	192,671	(103,817)	209,960

Minority shareholders’ interest		-	-	(579)	6,510

Net income (loss) for the period		173,367	(380,671)	173,367	(380,671)
Earnings (loss) per share – in Reais		0.47	(1.16)

See accompanying notes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statements of operations
Six-month periods ended September 30, 2009 and October 31, 2008
(In thousands of reais, except for the earnings (loss) per share)

		Parent Company		Consolidated
		September 30, 2009	October 31, 2008	September 30, 2009	October 31, 2008
Gross operating revenue
Sales of goods and services		1,226,985	745,378	7,750,741	1,452,770
Taxes and sales deductions		(58,210)	(43,107)	(609,302)	(98,104)
Net operating revenue		1,168,775	702,271	7,141,439	1,354,666

Cost of goods sold and services rendered		(986,056)	(648,818)	(6,249,922)	(1,173,162)

Gross profit		182,719	53,453	891,517	181,504

Operating income (expenses)
Selling expenses		(80,387)	(64,397)	(420,887)	(174,314)
General and administrative expenses		(102,886)	(77,219)	(201,750)	(123,394)
Management fees	Note 17	(3,725)	(2,849)	(3,725)	(2,849)
Financial income (expenses), net	Note 18	386,938	(377,938)	512,322	(453,831)
Earnings (losses) on equity investments	Note 9	259,543	(109,546)	(3,525)	1,394
Goodwill amortization		-	(32,977)	-	(80,790)
Realization of goodwill on sale		-	-	(85,589)	-
Other operating income (expenses), net		6,784	1,718	75,004	(26,158)
		466,267	(663,208)	(128,150)	(859,942)
Income (loss) before income and social contribution taxes		648,986	(609,755)	763,367	(678,438)

Income and social contribution taxes	Note 13	(138,350)	170,941	(261,716)	232,364

Minority shareholders’ interest		-	-	8,985	7,260

Net income (loss) for the period		510,636	(438,814)	510,636	(438,814)
Earnings (loss) per share – in Reais		1.37	(1.34)

See accompanying notes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statements of cash flows – indirect method
Quarters ended September 30, 2009 and October 31, 2008
(In thousands of reais)

	Parent Company		Consolidated
	September 30, 2009	October 31, 2008	September 30, 2009	October 31, 2008
Cash flows from operating activities
Net income (loss) for the period	173,367	(380,671)	173,367	(380,671)
Adjustments to reconcile net income (loss) for the period to cash provided by (used in) operating activities
Losses (earnings) on equity investments	(150,551)	19,664	(29)	(1,234)
Depreciation and amortization	54,259	69,123	156,805	176,818
Net book value of permanent assets disposed of	124	77	831	2,742
Goodwill amortization	-	16,488	-	40,405
Deferred income and social contribution taxes	25,031	(170,296)	75,925	(187,775)
Set-up (reversal) of provision for legal claims, net	(2,089)	3,372	492	15,230
Minority interest	-	-	579	(6,510)
Recognition of options granted	5,064	-	5,064	-
Interest, monetary and exchange variation, net	(87,392)	526,827	(83,988)	571,968
Others	(5,535)	(3,342)	(8,081)	(2,811)
Variation in assets and liabilities
Trade accounts receivables	28,011	(55,589)	(24,861)	(82,346)
Inventories	(123,807)	(255,554)	(328,087)	(533,497)
Recoverable taxes	(18,920)	(30,827)	(43,389)	(39,337)
Advances to suppliers	(19,079)	(14,941)	19,687	(40,090)
Trade accounts payables	40,204	59,636	49,751	160,440
Salaries payable	8,804	10,382	28,601	23,998
Taxes and social contributions payables	2,690	(9,140)	3,511	(14,864)
Derivative financial instruments and restricted cash	(3,704)	171,864	(3,733)	171,864
Other assets and liabilities, net	(1,698)	8,150	(13,779)	(33,551)
Net cash provided by (used in) operating activities	(75,221)	(34,777)	8,666	(159,221)
Cash flows from investments activities
Application in investments, net of cash received	(15,344)	(821,824)	(16,037)	(3,754)
Cash received on sale of investment	23	103	1,450	106
Application in property, plant and equipment	(30,312)	(43,994)	(359,095)	(320,151)
Others	-	-	(13,128)	(660)
Net cash used in investments activities	(45,633)	(865,715)	(386,810)	(324,459)

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statements of cash flows – indirect method (Continued)
Quarters ended September 30, 2009 and October 31, 2008
(In thousands of reais)

	Parent Company		Consolidated
	September 30, 2009	October 31, 2008	September 30, 2009	October 31, 2008
Cash flows from financial activities
Capital increase	1,374	880,000	1,374	880,000
Capital increase in subsidiaries by minority shareholders	-	-	-	247,675
Purchase of treasury stocks	-	(4,186)	-	(4,186)
Loans and financing	49,555	123,275	1,045,760	315,808
Amortization of principal and interest on loans and financing	(119,489)	(21,435)	(317,836)	(26,723)
Related parties	59,106	(272,023)	(335,427)	-
Net cash provide by (used in) financing activities	(9,454)	705,631	393,871	1,412,574
Net cash increase (decrease) in cash and cash equivalents	(130,308)	(194,861)	15,727	928,894
Cash and cash equivalents at the beginning of the period	307,907	514,077	932,920	633,627
Cash and cash equivalents at the end of the period	177,599	319,216	948,647	1,562,821

See accompanying notes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statements of cash flows – indirect method
Six-month periods ended September 30, 2009 and October 31, 2008
(In thousands of reais)

	Parent Company		Consolidated
	September 30, 2009	October 31, 2008	September 30, 2009	October 31, 2008
Cash flows from operating activities
Net income (loss) for the period	510,636	(438,814)	510,636	(438,814)
Adjustments to reconcile net income (loss) for the period to cash provided by (used in) operating activities
Losses (earnings) on equity investments	(259,543)	109,546	3,525	(1,394)
Depreciation and amortization	116,816	135,586	326,722	334,044
Net book value of permanent assets disposed of	(127)	1,185	(102,337)	4,677
Goodwill amortization	-	32,977	-	80,790
Realization of goodwill on sale	-	-	85,589	-
Deferred income and social contribution taxes	138,350	(162,244)	210,512	(223,856)
Set-up (reversal) of provision for legal claims, net	(1,497)	5,484	3,382	25,859
Minority interest	-	-	(8,985)	(7,260)
Recognition of options granted	8,543	-	8,543	-
Interest, monetary and exchange variation, net	(331,001)	451,822	(371,797)	545,746
Others	(10,637)	(7,925)	(1,499)	(8,833)
Variation in assets and liabilities
Trade accounts receivables	4,970	(59,076)	85,484	8,133
Inventories	(86,471)	(381,443)	(160,374)	(860,813)
Recoverable taxes	(27,312)	(18,085)	(32,995)	(30,880)
Advances to suppliers	(42,098)	(34,988)	(56,043)	(77,126)
Trade accounts payables	79,275	136,969	96,717	301,017
Salaries payable	31,700	27,683	69,955	62,262
Taxes and social contributions payables	5,942	(14,432)	(53,612)	(27,927)
Derivative financial instruments and restricted cash	(66,238)	141,229	(63,768)	141,229
Other assets and liabilities, net	(5,938)	2,438	(6,768)	(32,728)
Net cash provided by (used in) operating activities	65,370	(72,088)	542,887	(205,874)
Cash flows from investments activities
Application in investments, net of cash received	(19,244)	(867,229)	42,502	(7,507)
Cash received on sale of investment	309	324	119,181	971
Application in property, plant and equipment	(85,450)	(94,262)	(779,713)	(584,974)
Others	-	-	(13,128)	2,344
Net cash used in investments activities	(104,385)	(961,167)	(631,158)	(589,166)

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statements of cash flows – indirect method (Continued)
Six-month periods ended September 30, 2009 and October 31, 2008
(In thousands of reais)

	Parent Company		Consolidated
	September 30, 2009	October 31, 2008	September 30, 2009	October 31, 2008
Cash flows from financial activities
Capital increase	1,374	880,000	1,374	880,000
Capital increase in subsidiaries by minority shareholders	-	-	-	247,675
Purchase of treasury stocks	-	(4,186)	-	(4,186)
Loans and financing	52,239	123,826	1,218,659	318,776
Amortization of principal and interest on loans and financing	(180,906)	(61,185)	(445,685)	(94,492)
Related parties	(44,819)	(511,141)	(456,786)	-
Net cash provided by (used in) financing activities	(172,112)	427,314	317,562	1,347,773
Net cash increase (decrease) in cash and cash equivalents	(211,127)	(605,941)	229,291	552,733
Cash and cash equivalents at the beginning of the period	388,726	925,157	719,356	1,010,088
Cash and cash equivalents at the end of the period	177,599	319,216	948,647	1,562,821

See accompanying notes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statement of changes in shareholders’ equity
Quarter and Six-month period ended September 30, 2009
(In thousands of reais)

	Capital	Treasury shares	Recognized granted shares	Accumulated losses	Total
Balances as of June 30, 2009	4,153,942	(4,186)	49,320	(158,409)	4,040,667

Capital increase	1,374	-	-	-	1,374
Recognized granted shares	-	-	5,064	-	5,064
Net income for the period	-	-	-	173,367	173,367

Balances as of September 30, 2009	4,155,316	(4,186)	54,384	14,958	4,220,472

	Capital	Treasury shares	Recognized granted shares	Accumulated losses	Total
Balances as of March 31, 2009	3,819,770	(4,186)	45,841	(495,678)	3,365,747

Capital increase	335,546	-	-	-	335,546
Recognized granted shares	-	-	8,543	-	8,543
Net income for the period	-	-	-	510,636	510,636

Balances as of September 30, 2009	4,155,316	(4,186)	54,384	14,958	4,220,472

See accompanying notes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information
September 30, 2009 and June 30, 2009
(In thousands of reais)

1.	Operations

The primary activity of Cosan S.A. Indústria e Comércio (“Company” or “Cosan”), with principal place of business in the city of Barra Bonita, São Paulo, and its subsidiaries is the manufacturing and trading of sugar, ethanol and co-generation of electricity from sugarcane both of their own plantations and third parties. The Company has 23 producing units, located in the São Paulo, Goiás and Mato Grosso do Sul States, with a nominal capacity of milling 60 million tons of sugarcane per year, producing varied qualities of raw and refined sugar, anhydrous and hydrated ethanol. The Company activities are also linked with those of its subsidiary Cosan Operadora Portuária S.A. and affiliate TEAS - Terminal Exportador de Álcool de Santos S.A., which consist mainly in the Company’s logistic support to export of sugar and ethanol.

The Company, through its subsidiary Cosan Combustíveis e Lubrificantes S.A. (“Cosan CL”), operates in 40 fuel distribution bases in Brazil and ranks as one of the four biggest fuel distributors in Brazil, with a distribution network of nearly 1,500 gas stations across Brazil, which sell 5 billion liters of fuels, 160 million cubic meters of NGV and 127 thousand cubic meters of lubricants. Accordingly, the Company expanded its business model and became the first integrated renewable energy company, acting from the plantation of sugar cane to the distribution and retail sale of fuels.

In the Annual and Special Meeting held on August 29, 2008, the Company’s shareholders changed year end to March 31 of each year. As a consequence, the statements of operations and of cash flows for the quarter and the six-month period of the previous year relate to the quarter and six-month period ended October 31, 2008, and not to September 30, 2008, therefore, are not comparable to those of the current quarter and six-month period ended September 30, 2009.

During the six-month period ended September 30, 2009, the Company and its subsidiaries carried out a number of corporate operations, the main of which being the association among the groups Cosan and Rezende Barbosa, which details are described in Notes 8 and 15 hereto.

On July 15 and August 7, 2009, a capital increase of R$1,374 and R$800 (eight hundred reais), respectively, which details are described in Note 15.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

2.	Basis of preparation and presentation of the quarterly information

The Company’s quarterly information were prepared based on the accounting practices adopted in Brazil and on the rules issued by the Brazilian Securities and Exchange Commission (“CVM”), observing the accounting guidelines set forth in corporation law (Law Nº 6404/76) which include the new provisions established, amended and repealed by Law Nº 11638, of December 28, 2007 (“Law 11638/07”) and by Law Nº 11941, of May 27, 2009 (“Law 11941/09”).

The accounting practices adopted in Brazil were amended during 2008 and the effects of their first-time adoption were recorded by the Company during the fourth quarter of 2008 and disclosed in the financial statements of March 31, 2009. The quarterly information for the quarter and six-month periods ended October 31, 2008, presented in conjunction with the quarterly information for the quarter and six-month period ended September 30, 2009, was not adjusted for comparison purposes, as allowed by CVM/SNC/SEP Official Memorandum Nº 02/2009. On October 31, 2008, the impacts of these new accounting practices on the results for the period are as follows:

	Parent Company
	Quarter	Six-moth period
Balances before the amendments from Laws No. 11638/07 and 11941/09	(380,671)	(438,814)
Lease operations – CPC 06	(1,572)	154
Recognized granted options – CPC 10	(3,647)	(7,293)
Derivative financial instruments – CPC 14	100,262	49,102
Deferred income tax and social contribution on temporary adjustments	(33,555)	(16,747)
Equity investment adjustments effect	2,755	2,755
	64,243	27,971
Balances adjusted through application of Laws No. 11638/07 and 11941/09	(316,428)	(410,843)
	Consolidated
	Quarter	Six-moth period
Balances before the amendments from Laws No. 11638/07 and 11941/09	(380,671)	(438,814)
Lease operations – CPC 06	(1,572)	154
Shares issuance expenditures – CPC 08	22,059	22,059
Recognized granted options – CPC 10	(3,647)	(7,293)
Derivative financial instruments – CPC 14	100,262	49,102
Deferred income tax and social contribution on temporary adjustments	(41,055)	(24,247)
Minority Shareholders’ portion	(11,804)	(11,804)
	64,243	27,971
Balances adjusted through application of Laws No. 11638/07 and 11941/09	(316,428)	(410,843)

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

2.	Basis of preparation and presentation of the quarterly information (Continued)

The quarterly information for the parent company and consolidated, including accompanying notes, except as otherwise stated, are presented in thousands of reais.

The results for the three-month period ended September 30, 2009 are not necessarily an indication of results that may be expected for the year ending March 31, 2010.

Non-financial information presented in these financial statements was not reviewed by independent auditors.

3.	Summary of significant accounting practices

The quarterly information was prepared according to principles, practices and criteria consistent with those adopted when preparing the financial statements for March 31, 2009 and should be read in conjunction therewith.

Consolidation of quarterly information

The consolidated quarterly information was prepared in accordance with the basic principles of consolidation. The consolidation process includes the following principal procedures:

a)	Intercompany assets and liabilities are eliminated;
b)	Equity investments in subsidiaries, proportionate to the parent company interest in the shareholders’ equity of subsidiaries, are eliminated;
c)	Intercompany revenues and expenses are eliminated; and
d)	Significant unearned intercompany income is eliminated, when relevant.

The financial year adopted by the companies included in the consolidation coincides with that of the Company and accounting policies were consistently applied in the consolidated companies, in line with those used on March 31, 2009.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

3.	Summary of significant accounting practices (Continued)

The main consolidated companies are listed below:

	Direct and indirect interest as of
	September 30, 2009	June 30, 2009
Administração de Participações Aguassanta Ltda.	91.5%	91.5%
Usina da Barra S.A. Açúcar e Álcool	99.6%	99.6%
Águas da Ponte Alta S.A.	99.6%	99.6%
Vale da Ponte Alta S.A.	99.6%	99.6%
Agrícola Ponte Alta S.A.	99.6%	99.6%
Cosan Centroeste S.A. Açúcar e Álcool	99.6%	99.6%
Barra Bioenergia S.A.	99.6%	99.6%
DaBarra Alimentos Ltda.	99.6%	99.6%
Bonfim Nova Tamoio – BNT Agrícola Ltda.	99.6%	99.6%
Benálcool Açúcar e Álcool S.A.	99.6%	99.6%
Barrapar Participações Ltda.	99.6%	99.6%
Aliança Indústria e Comercio de açúcar e Álcool S.A.	99.6%	99.6%
Cosan Distribuidora de Combustíveis Ltda.	99.9%	99.9%
Cosan S.A. Bioenergia	100.0%	100.0%
Cosan International Universal Corporation	100.0%	100.0%
Cosan Finance Limited	100.0%	100.0%
Grançucar S.A. Refinadora de Açúcar	100.0%	100.0%
Cosan Combustíveis e Lubrificantes S.A.	100.0%	100.0%
Copsapar Participações S.A.	90.0%	90.0%
Novo Rumo Logística S.A.	92.9%	92.9%
Rumo Logística S.A.	92.9%	92.9%
Cosan Operadora Portuária S.A.	92.9%	92.9%
Teaçú Armazéns Gerais S.A.	92.9%	92.9%
Nova América S.A. – Trading	100.0%	100.0%
Cosan Alimentos S.A. (previously known as Nova América S.A. – Agroenergia)	100.0%	100.0%

4.	Cash and cash equivalents

	Parent Company		Consolidated
	09/30/09	06/30/09	09/30/09	06/30/09
Cash	144	147	243	260
“Overnight” investments	-	-	30,625	56,697
Bank checking accounts	16,183	12,313	64,345	42,692
Amounts pending foreign exchange closing	1,582	43,264	24,659	61,843
Marketable securities	159,690	252,183	828,775	771,428
	177,599	307,907	948,647	932,920

The balance of Overnight investments refers to financial investments in US dollars made with highly-rated banks, are remunerated according to the Federal Funds rate and may be promptly redeemed.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

4.	Cash and cash equivalents (Continued)

Amounts pending foreign exchange closing refer to receipts of funds in foreign currency from customers located abroad, whose foreign exchange closing with the applicable financial institutions had not occurred as of the balance sheet date.

The balances of Marketable Securities correspond to investments in Bank Deposit Certificates – CDB, allowing immediate redemption, are made with highly-rated banks and accrue in average 100.3% of the Interbank Deposit Certificate - CDI.

5.	Trade accounts receivable

	Parent Company		Consolidated
	09/30/09	06/30/09	09/30/09	06/30/09
Domestic	26,924	30,969	577,109	506,824
International	52,913	90,322	72,432	137,235
(-) Allowance for doubtful accounts	(842)	(776)	(59,873)	(58,423)
	78,995	120,515	589,668	585,636

6.	Inventories

	Parent Company		Consolidated
	09/30/09	06/30/09	09/30/09	06/30/09
Finished goods:
Sugar	162,676	79,740	479,833	271,875
Ethanol	114,227	49,104	315,383	148,573
Fuels and lubricants	-	-	243,985	224,475
Harvest costs	119,052	129,114	322,022	333,174
Supplies and other	64,623	67,517	191,180	201,221
Provision for inventory realization and obsolescence	(6,861)	(11,183)	(20,881)	(29,395)
	453,717	314,292	1,531,522	1,149,923

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

7.	Related parties

	Assets
	Parent Company		Consolidated
	09/30/09	06/30/09	09/30/09	06/30/09
Usina da Barra S.A. Açúcar e Álcool	219,915	191,518	-	-
Cosan Alimentos S.A.	400,916	159,775	-	-
Rezende Barbosa S.A. Administração e Participações	-	-	159,175	160,529
Vertical UK LLP	9,801	10,306	12,974	14,965
Others	6,546	10,114	1,285	13,794
	637,178	371,713	173,434	189,288
Current	(637,178)	(371,713)	(21,613)	(36,121)
Noncurrent	-	-	151,821	153,167

	Liabilities
	Parent Company		Consolidated
	09/30/09	06/30/09	09/30/09	06/30/09
Cosan Finance Limited	697,829	751,139	-	-
Cosan Limited	-	-	-	342,064
CCL Finance Limited	315,191		-
Cosan Combustíveis e Lubrificantes S.A.	50,781	52,543	-	-
Others	26,882	28,071	3,838	3,941
	1,090,683	831,753	3,838	346,005
Current	(124,286)	(112,602)	(3,838)	(4,475)
Noncurrent	966,397	719,151	-	341,530

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

7.	Related parties (Continued)

	Parent Company
	07/01/09 a 09/30/09	08/01/08 a 10/31/08	04/01/09 a 09/30/09	05/01/08 a 10/31/08
Transactions involving assets
Remittance of financial resources. Net of receipts and credit assignments	401,469	351,299	677,288	568,216
Sale of finished goods and services (1)	22,594	28,674	64,011	66,870
Purchase of finished goods and services (1)	(189,282)	(104,360)	(363,892)	(149,459)
Sale of finished goods and services to related parties	24,412	21,453	55,403	44,631
Financial income	6,272	29,790	8,049	48,085
	265,465	326,856	440,859	578,343

Transactions involving liabilities
Proceeds received as financial resources, net of payments	(2,951)	11,636	69,839	11,636
Proceedings from export prepayments	321,755	-	321,755	-
Financial expenses (income)	(59,874)	233,043	(180,863)	202,301
	258,930	24,679	210,731	213,937

	Consolidated
	07/01/09 a 09/30/09	08/01/08 a 10/31/08	04/01/09 a 09/30/09	05/01/08 a 10/31/08
Transactions involving assets
Remittance of financial resources. Net of receipts and credit assignments	(91,330)	(73,426)	(167,015)	(132,018)
Sale of finished goods and services (1)	289,990	147,086	576,848	250,907
Purchase of finished goods and services (1)	(289,990)	(147,086)	(576,848)	(250,907)
Sale of finished goods and services to related parties	75,476	98,854	144,535	142,256
Addition by incorporation	-	-	138,682	-
	(15,854)	25,428	116,202	10,238

Transactions involving liabilities
Payments of financial resources	(2,861)	-	(6,910)	(667)
Payment of Floating Rate Notes	(322,333)	-	(322,333)	-
Financial Income	(16,973)	-	(77,248)	-
	(342,167)	-	(406,491)	(667)

(1)	It consists of operations carried out between Cosan’s direct and indirect subsidiaries included in the consolidation.

The purchase and sale transactions are carried out at prices and under conditions similar to those existing in the market.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

7.	Related parties (Continued)

The amount receivable from Usina da Barra refers to funds remitted to indirect subsidiary Cosan Centroeste S.A. on behalf of Usina da Barra, which are not subject to interest.

The amount receivable from Cosan Alimentos S.A. (“Cosan Alimentos”, previously known as Nova América S.A. – Agroenergia) refers to an intercompany loan subject to interest equivalent to 100% of CDI.

The receivable from Rezende Barbosa S.A. Administração e Participações is related to credits assumed by Rezende Barbosa, in connection with the acquisition of Cosan Alimentos and intercompany loans at the interest rate equivalent to 100% of CDI.

The amount receivable from the affiliate Vertical UK LLP, located in British Virgin Islands, refers to ethanol trading, whith average maturity date of 30 days.

The balance payable to Cosan Finance Limited refers to future sugar export prepayment loan agreements to be settled in 2014, 2015 and 2016, which are subject to the US dollar exchange variation and Libor annual interest rate, plus spread from 4.75% to 4.85% per year.

The payable to CCL Finance Limited refers to prepayment contracts for future sugar exports to be settled in 2014, which is subject to US Dollar exchange variation and annual interest of 9.5%.

The payable to Cosan CL consists mainly to fund remitted to Cosan, with no interest thereon.

The payable to Cosan Limited relates to Floating Rate Notes issued by Cosan CL., equivalent to US$175,000, to fall due in 2018. Such balance bears variable interest equivalent to the quarterly Libor rate plus interest of 2.8% p.a., quarterly paid. During the quarter ended September 30, 2009, Cosan CL fully paid this debt with the resources originated from the Senior Notes due in 2014 (Note 13).

At September 30, 2009, the Company and its subsidiary Usina da Barra were lessees of approximately 35,000 hectares of related companies land ((information not reviewed) under the same control as Cosan and its affiliate Radar Propriedades Agrícolas S.A., which is controlled by another shareholder. These operations are carried out under conditions and prices similar to those prevailing in the market, calculated based on sugarcane tons per hectare, valued in accordance with the price established by CONSECANA.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

8.	Investments

	Parent Company
	Investee		Investor
	Investor	Profit (loss) of the period	Interest %		Investments		Earnings (losses) on equity investments
	09/30/09	04/01/09 a 09/30/09	09/30/09	06/30/09	09/30/09	06/30/09	07/01/09 a 09/30/09	08/01/08 a 10/31/08	04/01/09 a 09/30/09	05/01/08 a 10/31/08

Administração de Participações Aguassanta Ltda.	130,500	2,903	91.5	91.5	119,405	116,749	2,656	(2,006)	3,806	(11,335)
Usina da Barra S.A. Açúcar e Álcool	2,664,994	59,384	95.1	95.1	2,533,796	2,477,336	56,460	(19,569)	80,953	(110,733)
Copsapar Participações S.A.	188,029	3,190	90.0	90.0	169,226	166,355	2,871	-	(8,902)	-
Novo Rumo Logística S.A.	263,178	4,482	28.8	28.8	75,848	74,556	1,292	-	968	-
TEAS - Terminal Exportador de Álcool de Santos S.A.	47,438	617	40.0	40.0	18,975	18,728	247	237	361	397
Cosan S.A. Bioenergia	140,093	1,842	100.0	100.0	140,093	138,251	1,842	(721)	3,805	(721)
Radar Propriedades Agrícolas S.A.	798,867	8,566	18.9	18.9	151,137	140,625	(218)	(1,487)	1,064	-
Cosan International Universal Corporation	8,992	(1,334)	100.0	100.0	8,992	11,277	(1,334)	(191)	(1,216)	4,586
Cosan Finance Limited	23,211	54	100.0	100.0	23,211	25,455	54	2,554	1,221	6,802
Cosanpar Participações S.A. (1)	-	-	-	-	-	-	-	-	72,212	-
Cosan Combustíveis e Lubrificantes S.A.	1,844,046	157,959	100.0	100.0	1,844,021	1,780,226	63,795	-	85,688	-
Cosan Alimentos S.A.	268,587	22,886	100.0	100.0	268,587	245,701	22,886	-	24,537	-
Outros investimentos	-	-	-	-	24,637	20,883	-	1,519	(4,954)	1,458
					5,377,928	5,216,142	150,551	(19,664)	259,543	(109,546)

(1)  Company merged into Cosan CL.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

8.	Investments (Continued)

	Parent Company	Consolidated
Opening balances	5,216,142	181,291
Earnings (losses) on equity investments	150,551	29
Acquisition of investments	15,344	16,037
Currency translation adjustment	(3,249)	-
Dividends receivable	(860)	(860)
Closing balances	5,377,928	196,497

Business combination with Grupo Rezende Barbosa

a.	Rumo Logística S.A.

According to the shareholders’ agreement executed on April 9, 2008, the port concessions and assets for sugar export owned by the Company and by Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”) were concentrated on Novo Rumo Logística S.A. (“Novo Rumo”), which is indirectly controlled by the Company.

On April 10, 2009 the Company and Rezende Barbosa, parent company of Grupo Nova América integrated the port terminals of Cosan and Teaçu Armazéns Gerais S.A. (“Teaçu”), a subsidiary of Rezende Barbosa. As a consequence of this operation, which involved the payment of R$121,331 and the issuance of shares of Novo Rumo, the Company acquired 100% of Teaçu, becoming the indirect holder of a 64.06% interest of Rumo, and 28.82% remained held by Rezende Barbosa. This operation resulted in a R$66,968 goodwill classified as Intangible assets.

In addition, the capital reorganization resulted in a total net capital loss of R$31,190, recorded in results for the period as Other operating income (expenses), net.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

8.	Investments (Continued)

b.	Curupay Participações S.A.

In a Special General Meeting held on June 18, 2009 the Company’s shareholders approved the acquisition of Curupay S.A. Participações (“Curupay”), then a subsidiary of Rezende Barbosa, through the issuance of 44,300,389 common shares for R$334,172.

Beginning that date, the Company incorporated in its net asset the Curupay’s investments, comprising (i) 28.82% interest in Novo Rumo, (ii) 100% direct interest in Nova América S.A. Trading, and (iii) 100% direct and indirect interest in Cosan Alimentos (previously known as Nova América S.A. – Agroenergia) and subsidiaries. As a consequence of this transaction, the Company increased to 92.88% its direct and indirect interest in Novo Rumo, generating R$3,052 of capital gain, recorded in the results for the period as Other operating income (expenses), net.

At the end of that operation, the Company recorded R$18,194 goodwill, arising from the equity variation between the date of net assets calculation at book value and the date of approval of Curupay’s merger by the Company shareholders on June 18, 2009.

For purposes of consolidation of Cosan Alimentos and Nova América S.A. Trading, the opening balance taken into consideration was that of net assets adjusted to the Company’s accounting practices on June 1, 2009.

Sale of equity interest to Shell do Brasil Ltda. (“Shell”)

On June 17, 2009, Cosanpar sold to Shell its equity interest in Jacta Participações S.A. (“Jacta”), which concentrated the aviation fuel business, for R$115,601. As a result of this operation, Cosanpar fully wrote off the cost of R$22,504 and related goodwill of R$85,589, generating a R$7,508 net gain on this transaction, recorded in the results for the period as Other operating income (expenses), net and Realization of goodwill on sale, respectively.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

9.	Property, plant and equipment

		Parent Company
		09/30/09			06/30/09
	Average annual depreciation rates (%)	Cost	Accumulated depreciation/ amortization	Net	Net
Land and rural properties	-	59,591	-	59,591	59,591
Machinery, equipment and installations	12	489,335	(283,503)	205,832	197,196
Aircraft	10	13,395	(12,189)	1,206	1,579
Vehicles	22	63,912	(36,632)	27,280	29,024
Furniture, fixtures and computer equipment	18	71,705	(32,850)	38,855	40,192
Buildings and improvements	4	168,393	(31,009)	137,384	131,755
Construction in progress	-	48,137	-	48,137	65,773
Sugarcane planting costs	20	423,982	(204,131)	219,851	220,826
Parts and components to be periodically replaced	100	52,000	(28,711)	23,289	50,878
		1,390,450	(629,025)	761,425	796,814

		Consolidated
		09/30/09			06/30/09
	Average annual depreciation rates (%)	Cost	Accumulated depreciation/ amortization	Net	Net
Land and rural properties	-	206,802	-	206,802	206,526
Machinery, equipment and installations	11	2,694,822	(1,445,001)	1,249,821	1,225,143
Aircraft	10	14,131	(12,226)	1,905	2,296
Vehicles	19	220,969	(135,854)	85,115	85,124
Furniture, fixtures and computer equipment	18	177,230	(111,120)	66,110	68,976
Buildings and improvements	4	1,008,825	(298,465)	710,360	696,801
Construction in progress	-	1,402,247	-	1,402,247	1,208,480
Sugarcane planting costs	20	1,304,648	(600,311)	704,337	689,341
Parts and components to be periodically replaced	100	93,404	(24,040)	69,364	142,732
Advances for fixed asset purchases	-	158,147	-	158,147	176,403
Others	10	28,047	(10,882)	17,165	14,540
		7,309,272	(2,637,899)	4,671,373	4,516,362

The consolidated balance of construction in progress and advances for fixed asset purchases corresponds, substantially, to investments in co-generation capacity, upgrading, expansion e preparation of industrial plants, expanding warehousing capacity, and advances for machinery and equipment purchases by electric power co-generation plants.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

10.	Intangible

Refers mainly to goodwill paid for expected future profitability, amortized on a straight-line basis over 5 to 10 years until March 31, 2009, as set forth in CPC Technical Pronouncement No. 13, approved by CVM Resolution Nº 565, of December 17, 2008. At September 30, 2009 and June 30, 2009, the balances are as follows:

	Parent Company
	September 30, 2009			June 30, 2009
	Cost	Accumulated amortization	Net	Net
Goodwill on the acquisition of JVM Participações S.A.	63,720	(53,100)	10,620	10,620
Goodwill on the acquisition of Grupo Mundial	127,953	(40,518)	87,435	87,435
Goodwill on the payment of capital of Mundial	21,142	(6,342)	14,800	14,800
Goodwill on the acquisition of Corona (ABC 125 and ABC 126)	267,824	(84,811)	183,013	183,013
Goodwill on the acquisition of Usina Açucareira Bom Retiro S.A.	115,165	(33,590)	81,575	81,575
Goodwill on the incorporation of Curupay (Cosan Alimentos)	18,194	-	18,194	18,194
	613,998	(218,361)	395,637	395,637

	Consolidated
	September 30, 2009			June 30, 2009
	Cost	Accumulated amortization	Net	Net
Goodwill on the acquisition of JVM Participações S.A.	63,720	(53,100)	10,620	10,620
Goodwill on the acquisition of Usina da Barra	35,242	(34,684)	558	558
Goodwill on the constitution of FBA	22,992	(18,585)	4,407	4,407
Goodwill on the acquisition of Univalem S.A. Açúcar e Álcool	24,118	(19,100)	5,018	5,018
Goodwill on the acquisition of Grupo Destivale	69,918	(27,424)	42,494	42,494
Goodwill on the acquisition of Grupo Mundial	127,953	(40,518)	87,435	87,435
Goodwill on the payment of capital of Mundial	21,142	(6,342)	14,800	14,800
Goodwill on the acquisition of Corona	818,831	(255,815)	563,016	563,016
Goodwill on the acquisition of Usina Açucareira Bom Retiro S.A.	115,165	(33,590)	81,575	81,575
Goodwill on the acquisition of Usina Santa Luiza	47,053	(4,705)	42,348	42,348
Goodwill on the acquisition of Benálcool	167,300	(18,053)	149,247	149,247
Goodwill on the acquisition of Aliança	1,860	-	1,860	1,860
Goodwill on the acquisition of Cosan CL (1)	1,477,309	(134,395)	1,342,914	1,329,786
Goodwill on the acquisition of Teaçú (2)	66,968	-	66,968	66,968
Goodwill on the incorporation of Curupay (Cosan Alimentos) (3)	18,194	-	18,194	18,194
Goodwill on the acquisition of Açúcar União trade mark (4)	74,832	(57,371)	17,461	17,461
Goodwill on the acquisition of Destilaria Paraguaçu (4)	166,656	-	166,656	166,656
Goodwill on the subscription of shares of Nova América (4)	121,893	-	121,893	121,893
	3,441,146	(703,682)	2,737,464	2,724,336

(1)	As mentioned in Note 8, on June 17, 2009 Cosanpar sold to Shell its equity interest in Jacta, fully realizing the R$85,589 goodwill on that investment.
(2)	Goodwill generated in the ports integration of groups Cosan and Rezende Barbosa, described in note 8.
(3)	As mentioned in Note 8, in the business combination between groups Cosan and Rezende Barbosa, through the incorporation of Curupay, the Company recorded a R$18,194 goodwill.
(4)	As mentioned in Note 8, goodwill incorporated on business combination.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

11.	Taxes and social contributions payable

	Parent Company		Consolidated
	09/30/09	06/30/09	09/30/09	06/30/09
ICMS – State VAT	15,875	5,193	63,920	29,590
IPI	486	57	29,339	24,571
INSS – Social Security	5,969	7,578	19,950	22,824
PIS – Social Integration Program	364	2,556	4,229	6,269
COFINS – Social Security Financing	1,675	11,574	20,667	29,981
Installment payments – Law 11.941/09	10,675	-	25,803	-
Tax Recovery Program – REFIS	-	-	222,462	272,776
Special Tax Payment Program – PAES	50,427	50,671	82,028	83,419
Income and social contribution taxes payable	1,965	4,110	34,627	30,043
Other	5,874	13,553	16,750	25,829
	93,310	95,292	519,775	525,302
Current liabilities	(44,832)	(41,276)	(230,925)	(189,792)
Noncurrent liabilities	48,478	54,016	288,850	335,510

Noncurrent amounts will become due as follows:

	Parent Company		Consolidated
	09/30/09	06/30/09	09/30/09	06/30/09
13 to 24 months	15,004	16,089	56,958	53,450
25 to 36 months	14,232	15,583	55,865	52,524
37 to 48 months	10,422	13,575	49,356	49,633
49 to 60 months	4,188	4,184	36,851	32,615
61 to 72 months	1,026	1,015	33,109	28,256
73 to 84 months	1,026	1,015	31,791	27,726
85 to 96 months	1,026	1,015	16,163	27,268
Thereafter	1,554	1,540	8,757	64,038
	48,478	54,016	288,850	335,510

General considerations

The Company and its subsidiaries must comply with several conditions to continue benefiting from the installment payment programs mentioned above, particularly with the regular payment of the installments as required by law and of the taxes becoming due.

At March 31, 2009, the Company formally documented its option for the installment payment program established in Law 11941/09 (previously issued as Provisional Measure 449/08) involving debts to the Brazilian IRS (SRF) previously included in the prior installment program (PAES) and debts related to usage of IPI credits from raw material, packaging and intermediate material acquisition with tax rate 0 (zero) or not taxed.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

11.	Taxes and social contributions payable (Continued)

General considerations (Continued)

On September 30, 2009, the Company and its indirect controlled subsidiary Bomfim Nova Tamoio – BNT Agrícola Ltda. opted by the installment program provided by Law No 11941/09, related to: (i) remaining balance of its regular installment payments; and, (ii) remaining installments balance previously included in the REFIS program, respectively. The related amounts totaled R$10,675 and R$25,803 in September 30, 2009, parent company and consolidated, respectively and the gain obtained on this operation were recognized on financial, net account, R$5,041 and R$12.649, parent and consolidated respectively.
The company is currently evaluating the option to enter in the installment program provided by Law No 11941/09 for the other type of debt permitted by the law, as well as the impacts in its financial statements.

Under the self-assessment tax system adopted in Brazil, income tax returns filed may be audited by tax authorities for a period of five years from their filling.

12.	Income and social contribution taxes

a)	Reconciliation of income and social contribution tax expenses:

	Parent Company
	07/01/09 a 09/30/09	08/01/08 a 10/31/08	04/01/09 a 09/30/09	05/01/08 a 10/31/08
Income (loss) before income and social contribution taxes	198,398	(573,342)	648,986	(609,755)
Income and Social Contribution taxes at nominal rate (34%)	(67,455)	194,936	(220,655)	207,316
Adjustments to calculate effective rate:
Earnings (losses) on equity investments	51,187	(6,686)	88,244	(37,246)
Non-deductible goodwill amortization	(4,992)	(569)	-	(1,138)
Non-deductible donations and contributions	(487)	(1,015)	(875)	(1,595)
Recognized granted shares	(1,722)	-	(2,905)	-
Inventory loss and differences	(156)	3,174	(280)	424
Other	(1,406)	2,831	(1,879)	3,180
Total current and deferred taxes	(25,031)	192,671	(138,350)	170,941
Effective rate	12.62%	-	21.32%	-

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

12.	Income and social contribution taxes (Continued)

b)	Reconciliation of income and social contribution tax expenses: (Continued)

	Consolidated
	07/01/09 a 09/30/09	08/01/08 a 10/31/08	04/01/09 a 09/30/09	05/01/08 a 10/31/08
Income (loss) before income and social contribution taxes	277,763	(597,141)	763,367	(678,438)
Income and Social Contribution taxes at nominal rate (34%)	(94,439)	203,027	(259,545)	230,668
Adjustments to calculate effective rate:
Earnings (losses) on equity investments	10	420	(1,199)	474
Non-deductible goodwill amortization	(11,653)	(1,415)	-	(2,830)
Non-deductible donations and contributions	(820)	(1,220)	(1,309)	(2,283)
Recognized granted shares	(1,722)	-	(2,905)	-
Inventory loss and differences	(1,039)	4,199	(1,333)	789
Other	5,846	4,949	4,575	5,546
Total current and deferred taxes	(103,817)	209,960	(261,716)	232,364
Effective rate	37.38%	-	34.28%	-

b)	Deferred income and social contribution tax assets:

	Parent Company
	09/30/09				06/30/09
	Base	IRPJ 25%	CSSL 9%	Total	Total
Provision for judicial demands and other temporary differences (1)	350,223	87,555	31,520	119,075	80,990
Foreign exchange variation	(500,722)	(125,181)	(45,065)	(170,246)	(114,658)
Income tax losses	439,766	109,942	-	109,942	115,478
Social contribution tax losses	439,868	-	39,589	39,589	41,581
Deferred taxes - noncurrent assets		72,316	26,044	98,360	123,391

	Consolidated
	09/30/09				06/30/09
	Base	IRPJ 25%	CSSL 9%	Total	Total
Provision for judicial demands and other temporary differences (1)	1,428,581	357,145	128,573	485,718	470,300
Foreign exchange variation	(602,396)	(150,599)	(54,216)	(204,815)	(114,658)
Income tax losses	934,031	233,508	-	233,508	250,986
Social contribution tax losses	946,500	-	85,184	85,184	91,465
Deferred taxes		440,054	159,541	599,595	698,093
Current assets				(48,108)	(53,502)
Noncurrent assets				551,487	644,591

(1) Presented net of deferred income and social contribution tax liabilities.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

12.	Income and social contribution taxes (Continued)

b)	Deferred income and social contribution tax assets: (Continued)

Deferred income and social contribution tax on accumulated loss must be realized within 10 years, according to the Company’s and its subsidiaries’ expected profitability shown in financial projections prepared by management, which were examined by the Company’s supervisory board and submitted to the Board of Directors in the Annual General Shareholders Meeting for the year ended March 31, 2009.

Recovery of such tax credits is estimated to occur in the following years:

	Parent Company		Consolidated
	09/30/09	06/30/09	09/30/09	06/30/09
2011	901	1,130	27,233	30,832
2012	10,580	13,273	59,868	70,089
2013	22,395	28,094	102,496	119,995
2014	31,281	39,242	137,635	161,133
From 2015 to 2017	26,929	33,782	151,502	177,368
From 2018 to 2019	6,274	7,870	72,753	85,174
	98,360	123,391	551,487	644,591

The tax credit recovery estimates were based on taxable profit projections, taking into consideration several financial and business assumptions on the balance sheet preparation date. During the quarter ended September 30, 2009, the estimated deadline for realization of deferred taxes did not change in relation to that disclosed in the financial statements at March 31, 2009.

In addition, the Company estimates to use part of the income and social contribution tax loss balances during the year ending March 31, 2010, as provided for in Law No 11941/09, to amortize fines and interest imposed on tax installments.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

13.	Loans and financing

	Financial charges (1)		Parent company		Consolidated			Collaterals (2)
Purpose	Index	Annual average interest rate	09/30/09	06/30/09	09/30/09	06/30/09	Final maturity	09/30/09	06/30/09
Senior Notes Due 2009	Dollar (US)	9.0% interest	66,399	71,081	66,399	71,081	November/2009	-	-

Senior Notes Due 2014	Dollar (US)	9,5% interest	-	-	629,969	-	August/2014	-	-

Senior Notes Due 2017	Dollar (US)	7.0% interest	-	-	719,400	803,257	February/2017	-	-

Perpetual bonuses IFC	Dollar (US) Dollar (US)	8.3% interest 7.4% interest	809,575 82,957	888,570 98,823	809,575 82,957	888,570 98,823	- January/2013	- Chattel mortgage	- Chattel mortgage

Pre-shipment export finance (ACC)	Dollar (US)	7.6% interest	53,492	91,729	90,982	152,085	March/2010	-	-

Commercial promissory notes	DI – Interbank Deposits	3.0% interest	1,233,706	1,198,167	1,233,706	1,198,167	November/2009	Chattel mortgage	Chattel mortgage

Resolution No. 2471	IGP-M Change in the price of corn	4.0% interest 12.5% interest	96,262 129	97,895 129	593,583 129	594,251 129	December/2020 October/2025	National Treasury Certificates and mortgage on land	National Treasury Certificates and mortgage on land

BNDES (3)	Long-term interest rate (TJLP)	2.6% interest	-	-	714,760	360,112	January/2022	Credit rights from energy sale agreements	Credit rights from energy sale agreements

Bank Credit Certificate	DI – Interbank deposits	3.9% interest	-	-	217,443	216,806	November/2009	-	-

(Subordinated) debentures	DI – Interbank deposits	3.3% interest	-	-	152,556	157,769	August/2010	-	-

Credit notes	DI – Interbank deposits – dollar (US)	2.4% interest 8.8% interest	- -	- -	134,151 88,776	231,130 112,096	September/2011 January/2010	- -	- -

Prepayments	DI – Interbank deposits – dollar (US)	0.6% interest 2.6% interest	- -	- -	3,041 92,043	7,672 113,662	December/2011 November/2010	- -	- -

Others	Sundry	Sundry	22,770	23,482	267,773	247,392	Sundry	Mortgage, inventories and chattel mortgage of financed assets	Mortgage, inventories and chattel mortgage of financed assets
Expenses with placement of securities			(16,839)	(17,399)	(45,190)	(34,199)	-	-	-
			2,348,451	2,452,477	5,852,053	5,218,803
Current			(444,697)	(504,744)	(1,184,658)	(1,127,356)
Non-current			1,903,754	1,947,733	4,667,395	4,091,447

(1)	Financial charges at September, 2009, except as otherwise stated;
(2)	All loans and financing are backed by promissory notes and guarantees provided by the Company and its subsidiaries and by majority shareholders, plus the aforesaid security interest; and,
(3)
It comprises funds raised by the subsidiary Cosan S.A. Bioenergia and indirect controlled subsidiary Cosan Centroeste S.A. Açúcar e Álcool earmarked for the financing of co-generation projects and Greenfields.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

13.	Loans and financing (Continued)

Noncurrent loans, deducted the transaction costs amortization, have the following scheduled maturities:

	Parent Company		Consolidated
	09/30/09	06/30/09	09/30/09	06/30/09
13 to 24 months	945,416	899,822	1,143,290	1,289,822
25 to 36 months	17,331	21,554	158,933	147,679
37 to 48 months	44,002	50,827	127,260	111,508
49 to 60 months	1,251	1,328	705,295	50,156
61 to 72 months	8	8	74,686	44,476
73 to 84 months	8	8	69,444	33,990
85 to 96 months	8	8	779,817	814,795
Thereafter	895,730	974,178	1,608,670	1,599,021
	1,903,754	1,947,733	4,667,395	4,091,447

Resolution No. 2471

From 1998 to 2000, the Company and its subsidiaries renegotiated their debt related to agricultural funding with several financial institutions, thereby reducing their financial cost to annual interest rates below 10% and guaranteeing the amortization of the updated principal amount with the assignment and transfer of CTNs - Restricted Brazilian Treasury Bills redeemable on the debt maturity dates, using the tax incentive introduced by Resolution No. 2471, issued by the Central Bank of Brazil on February 26, 1998. On September 30, 2009, these certificates, classified as noncurrent assets, amounted to R$28,755 (R$28,050 at June 30, 2009), at the Company and R$189,342 (R$184,698 at June 30, 2009) at consolidated. Payments pursuant to such certificates are remunerated based on the IGP-M variation plus annual interest of 12%. Upon payment of the debt, the redemption value should be similar to the amount of the renegotiated debt. Interest referring to these financings is paid annually and principal is to be entirely settled in 2020 at the Company, and in 2025 at consolidated.

Senior Notes due in 2017

On January 26, 2007, the wholly-owned subsidiary Cosan Finance Limited issued Senior Notes in the international capital markets under Rule 144A and Regulation S of the U.S. Securities Act of 1933, in the amount of US$400 million. These Senior Notes bear interest at a rate of 7% per annum, payable semi-annually in February and August of each year.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

13.	Loans and financing (Continued)

Senior Notes due in 2014

On August 4, 2009, the indirect subsidiary CCL Finance Limited issued US$350,000 of Senior Notes in the international capital markets according to Regulations S and 144A that bear interest at a rate of 9.5% per annum, payable semi-annually in February and August of each year, from February 2010.

Perpetual Notes

On January, 24 and February 10, 2006, the Company issued perpetual notes in the international market in accordance with Regulations S and Rule 144A, in the amount of US$450 million for qualified institutional investors. Perpetual notes are listed in the Luxemburg Stock Exchange - EURO MTF and bear interest of 8.25% per year, payable quarterly on the 15th of May, August, November and February of each year, beginning May 15, 2006. These notes may, at the discretion of the Company, be redeemed as from February 15, 2011 on any interest payment date, for their face value. Perpetual notes are secured by the Company and Usina da Barra.

Commercial Promissory Notes

On November 17, 2008, the Company issued 44 nominal promissory notes of a single series at the price of R$25,000 each, whose offering reached R$1,100,000. The nominal amount of promissory notes will not be updated. The promissory notes are subject to conventional interest consisting of the accumulated change in average daily rates of Interfinancial Deposits (DI), extra group overnight interbank deposit rate daily calculated and capitalized at a surcharge of 3% a.a., payable in a sole installment on November 12, 2009, together with the principal amount of promissory notes. The promissory notes are secured by: (i) guarantee of the controlled shareholder; and (ii) chattel mortgage of shares of Cosan CL.

On June 25, 2009 the Company contracted a reserve for line of credit named Stand-by Facility, thus being able to reset the date of maturity on November 12, 2009 for one more year as from that date, considering management’s intention to pay R$302,277, equivalent to US$170 million, the remaining balance of R$931,429 was reclassified to long term debt.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

13.	Loans and financing (Continued)

Debentures (subordinated)

On August 13, 2008 the controlled Nova América S.A. – Agroenergia issued 1 simple debenture, subordinated, nominative, book entry and non-convertible into shares, with nominal value at the issuance date of R$150,000, which was subscribed and fully-paid in August 21, 2008. The nominal value will be updated based on the variation of 100% of CDI, plus a 3,3% spread per year. Interest will be paid semi-annually from the issuance date. The nominal amount will be fully paid on August 15, 2010.

Restrictive covenants in the loan and financing agreements

The Company and its subsidiaries are subject to certain restrictive covenants contained in loan and financing agreements, the most significant being: (i) limitation of transactions with shareholders and affiliates; (ii) limitation in payment of dividends and other payment restrictions which affect subsidiaries; and (iii) limitation of concession of warranty on assets.

Also, the Company and its subsidiaries are subject to certain restrictive covenants concerning financial indexes, determined during 2005 and calculated in a quarterly basis, the most significant being as follows: (i) limitation of indebtedness by complying with current assets/current liabilities ratio equal or greater than 1.3; (ii) limitation of indebtedness by complying with the net debt ratio/EBITDA lower than 3.5 to 1; and (iii) limitation of indebtedness by complying with the long term debt/net assets lower than 1.3.

All restrictive covenants have been fully met or are in process of renegotiation by the Company and its subsidiaries.

Expenses with issuance of Notes

Expenses incurred with the issuance of Senior (2009, 2014 and 2017), Commercial Promissory and Perpetual Notes are recorded net in the respective financings, in current and noncurrent liabilities, and amortized up to the respective maturity date of the notes. Specifically for Perpetual Notes, amortization is calculated through their redemption date, namely February 15, 2011, at the Company’s option.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

14.	Provision for judicial demands

	Parent Company		Consolidated
	09/30/09	06/30/09	09/30/09	06/30/09
Tax	232,609	229,618	1,170,140	1,156,017
Civil and labor	20,441	23,925	154,337	156,538
	253,050	253,543	1,324,477	1,312,555
Judicial deposits	(13,272)	(13,643)	(181,100)	(177,095)
	239,778	239,900	1,143,377	1,135,460

The Company and its subsidiaries are party to various ongoing labor claims, civil and tax proceedings arising from the normal course of their business.

Respective provisions for judicial demands were recorded considering those cases in which the likelihood of loss has been rated as probable based on the opinion of legal advisors. Management believes resolution of these disputes will have no effect significantly different than the estimated amounts accrued.

The main tax judicial demands at September 30, 2009 have not presented significant changes in comparison with June 30, 2009 and are as follows:

	Parent Company		Consolidated
Description	09/30/09	06/30/09	09/30/09	06/30/09
Premium credit – IPI	150,752	148,951	276,722	273,201
PIS and Cofins	17,704	17,532	147,905	146,474
IPI credits (NT)	-	-	95,031	93,808
Contribution to IAA	-	-	86,413	85,664
IPC-89	-	-	84,154	82,908
Finsocial	-	-	168,556	166,219
IPI – Federal VAT	9,711	9,628	61,201	55,324
ICMS credits	15,697	15,160	57,216	47,829
Income tax and social contribution	5,377	5,432	44,291	43,958
Others	33,368	32,915	148,651	160,632
	232,609	229,618	1,170,140	1,156,017

In May 27, 2009, the paragraph 1st and 3rd of Law No 9718/98 that regulated the collection of PIS and Cofins (federal tax contributions) on exchange variation and other financial income was revoked by Lei No 11941/09. The Company is in process of evaluation of its ongoing judicial demands related to the legal obligations not paid related to the increase of calculation basis of PIS and Cofins. Once confirmed the absence of errors or flaws in the ongoing demands, the Company will revaluate the maintenance of the accounting records of the respective legal obligations in its financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

14.	Provision for judicial demands (Continued)

The company is currently evaluating the options provided by Law No 11941/09 to settle tax related claims (e.g. credit premium – IPI), as well as the impacts in its financial statements.

As regards tax, labor and civil claims whose likelihood of unfavorable outcome is rated as possible, the main balances that have not changed significantly as of September 30, 2009 comparing to June 30, 2009 are as follows:

	Parent Company		Consolidated
Description	09/30/09	06/30/09	09/30/09	06/30/09
ICMS – State VAT	26,986	23,984	182,610	179,675
IAA – Sugar and Ethanol Institute	-	-	73,887	73,560
Withholding income tax	164,267	162,954	164,313	162,999
IPI – Federal VAT	15,842	15,687	301,438	299,079
INSS	11	11	2,140	2,099
PIS/Cofins	11,385	11	36,691	56,780
Civil and labor	38,841	39,649	240,221	233,411
Others	38,571	47,093	141,601	114,445
	295,903	289,389	1,142,901	1,122,048

Contingent credits

i)	Accounts receivable from Federal Government

On February 28, 2007, subsidiary Usina da Barra recognized gain of R$318,358, corresponding to a lawsuit filed against federal government claiming indemnification for damages since prices of its products, at the time the sector was subject to government control, were imposed not observing the prevailing reality of the sector created by government control itself. A final decision in favor of the subsidiary was handed down. The referred to gain was recorded in the statement of income for the year, the contra entry being to noncurrent assets of the Company, in receivables from lawsuit for damages.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

14.	Provision for judicial demands (Continued)

Contingent credits (Continued)

i)	Accounts receivable from Federal Government (Continued)

The Company is awaiting the final decision on the form of payment, which will probably be through government securities issued in connection with court ordered debts, to be received in 10 years, after a final decision is handed down. Based on the opinion of its legal advisors, the Company estimates that this litigation will last 3 years.

In 2008, there was review of the criteria for determining monetary restatement in the Federal Court Calculations Manual, which did not consider interest restatement as from January 2003. In view of this, subsidiary reversed at March 31, 2009, the amount of R$18,768 from its noncurrent assets, debited to the statement of income for the year, in financial income (expense), net account. Consequently, lawyers’ fees calculated in proportion to the assets, recorded in noncurrent liabilities, in other liabilities account, were reduced by R$2,253, credited to the same account in the statement of operations.

At September 30, 2009, these amounts totaled R$329,049 and R$39,486 (R$326,439 and R$39,173 at June 30, 2009), corresponding to the referred to case and lawyers’ fees, respectively.

The subsidiary Usina da Barra has other claims for damages of this nature filed against the Federal Government, which are not recognized in accounting due to the procedural progress of such suits.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

15.	Shareholders’ equity

a)    Capital

On July 15, 2009, the Board of Directors approved a capital increase of R$1,374 through issuance of 224,819 new common shares, with no par value, for purposes of meeting the needs of the share-based plan, due to exercise of such options by qualifying executives at the exercise price of R$6.11 per share, according to the plan terms. With the issuance of new shares, the Company’s capital corresponds to R$4,155,316, represented by 372,810,092 registered common shares, nominated and with no par value.

On August 7, 2009, the Board of Directors approved a capital increase at R$800 through issuance of 50 new common shares, with no par value, at issue price of R$16, due to exercise of subscription warrants by the holders. With the issuance of new shares, the Company’s capital corresponds to R$4,155,316 below the limit of authorized capital, as described on article 6 of the Company’s bylaws, represented by 372,810,142 registered common shares.

As of September 30, 2009, the Company’s capital is represented by 372,810,142 registered common shares (372,585,273 at June 30, 2009), nominated, fully-paid and with no par value.

b)    Treasury shares

On September 30, 2009 and June 30, 2009, the Company held in treasury 343,139 book entry common registered shares with no par value, whose market value per share, as of that date, amounted to R$19.56 and R$14.40, respectively.

c)	Recognized granted shares

These consist of the accounting record of the share-based plan (Note 22), in compliance with Brazilian FASB (CPC) Technical Pronouncement Nº 10 – Share-based payment, approved by Brazilian SEC (CVM) Resolution Nº 562/08.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

15.	Shareholders’ equity (Continued)

d)	Stock purchase warrants

According to the meeting of the Board of Directors held on September 19, 2008, 1 (one) stock purchase warrant issued by the Company was assigned as an additional advantage to the subscribers for a new share, which shall entitle the holder to subscribe for Cosan’s shares through certain conditions. A total of 55,000,000 stock purchase single series warrants without part value will be issued. The holder will be entitled to subscribe for 0.6 (zero point six) of a common share, the delivery of fractional shares being voided. The stock purchase warrant will be valid from its issuance until December 31, 2009, and may be exercised at the holder’s discretion, except for the days a Company’s General Meeting is held, who shall express its intention through a request for exercise to be delivered in writing to Cosan. The price of exercise of each quantity of stock purchase warrants totaling 1 (one) share is R$16.00. During the quarter ended September 30, 2009, 84 warrants were exercised, equivalent to 50 common shares with no par value, as mentioned in note 15.a.

16.	Management compensation

Management compensation is made solely through the payment of management fees, which are separately disclosed in the statements of operations.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

17.	Financial income (expenses), net

	Parent Company
	07/01/09 a 09/30/09	08/01/08 a 10/31/08	04/01/09 a 09/30/09	05/01/08 a 10/31/08
Financial expenses
Interest (1)	(70,098)	(57,260)	(163,212)	(107,857)
Monetary variation losses	(16,461)	(784)	(16,128)	(5,755)
Exchange variation losses	186,157	(522,441)	538,935	(410,299)
Results from derivatives (3)	(53,418)	(67,643)	44,405	(103,102)
Others	(48)	(147)	(196)	(229)
	46,132	(648,275)	403,804	(627,242)
Financial income
Interest (1)	9,733	33,714	15,811	54,636
Exchange variation gains	(666)	200	(754)	1,485
Monetary variation gains (2)	(20,525)	12,692	(45,332)	7,443
Results from derivatives (3)	-	72,344	-	153,027
Earnings from marketable securities	8,906	14,094	13,105	32,628
Others	49	23	304	85
	(2,503)	133,067	(16,866)	249,304
	43,629	(515,208)	386,938	(377,938)

	Consolidated
	07/01/09 a 09/30/09	08/01/08 a 10/31/08	04/01/09 a 09/30/09	05/01/08 a 10/31/08
Financial expenses
Interest (1)	(125,810)	(76,656)	(258,954)	(145,593)
Monetary variation losses	(19,684)	(4,756)	(24,648)	(34,704)
Exchange variation losses	153,946	(527,302)	509,740	(414,055)
Results from derivatives (3)	(16,615)	(69,378)	144,202	(104,837)
Others	(536)	(461)	(1,440)	(952)
	(8,699)	137,785	368,900	(700,141)
Financial income
Interest (1)	24,087	11,128	43,856	22,274
Exchange variation gains	1,141	1,296	3,280	9,639
Monetary variation gains (2)	46,270	25,942	69,013	14,228
Results from derivatives (3)	-	72,344	-	153,027
Earnings from marketable securities	16,959	27,018	27,571	46,963
Others	(869)	57	(298)	179
	87,588	(678,553)	143,422	246,310
	78,889	(540,768)	512,322	(453,831)

(1)	Included in the quarter and six-month period ended October 31, 2008 the results from currency and interest rate swap contracts;
(2)	Includes foreign exchange gains (losses) on assets and liabilities denominated in foreign currency; and.
(3)	Includes results from transactions in futures, options swaps and NDF.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

18.	Other operating income (expenses)

	Parent Company
	07/01/09 a 09/30/09	08/01/08 a 10/31/08	04/01/09 a 09/30/09	05/01/08 a 10/31/08
Reversal (Set-up) of provision for legal claims	2,089	(3,372)	1,497	(5,484)
Gain on sale of investment interest (Note 8)	-	-	3,052	-
Reversal (Set-up) of provision for devaluation of permanent equity interest	-	3,342	-	3,342
Scrap sales revenue	360	844	805	1,219
Rent and lease income	1,055	666	1,459	1,357
Others	(335)	(311)	(29)	1,284
	3,169	1,169	6,784	1,718

	Consolidated
	07/01/09 a 09/30/09	08/01/08 a 10/31/08	04/01/09 a 09/30/09	05/01/08 a 10/31/08
Reversal (Set-up) of provision for legal claims	(492)	(15,230)	(3,382)	(25,859)
Gain on sale of investment interest (Note 8)	-	-	93,097	-
Loss on business combination, net (Note 8)	-	-	(28,138)	-
Rent and lease income	1,322	1,883	3,856	3,599
Share issuance expense	-	(22,059)	-	(22,059)
Reversal (Set-up) of provision for devaluation of permanent equity interest	-	3,342	-	3,342
Scrap sales revenue	1,300	1,636	2,659	4,772
Others	390	406	6,912	10,047
	2,520	(30,022)	75,004	(26,158)

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

19.	Financial instruments

a)	Risk management

The Company and its subsidiaries are exposed to market risks, especially: (i) volatility in the price of sugar, and; (ii) volatility in foreign exchange rates. In order to manage these risks, the Company adopts policies and procedures approved by Management through its Risk Committee. These documents establish limits, continuous monitoring of exposures, counterparties and financial instruments approved for trading. Financial instruments and risks are managed through the definition of strategies, establishment of control systems and determination of foreign exchange, interest rate and price exposure limits.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

19.	Financial instruments (continued)

a)	Risk management (Continued)

As of September 30, 2009 and June 30, 2009, the fair values of transactions involving derivative financial instruments are as follows:

	Parent Company					Consolidated
	Notional value		Fair value			Notional value		Fair value
	09/30/09	06/30/09	09/30/09	06/30/09	Gain/loss (*)	09/30/09	06/30/09	09/30/09	06/30/09	Gain/loss (*)
Price risk
Commodity derivatives
Futures contracts:
Sale commitments (Sugar price hedge)	562,916	239,875	(53,519)	(26,926)	(53,519)	562,916	258,739	(53,519)	(27,804)	(53,519)
Sugar purchase commitments (Increase in average price)	67,912	40,226	4,319	3,871	4,319	67,912	40,226	4,319	3,871	4,319
HO purchase commitments (Increase in average price)	50,813	-	1,288	-	1,288	50,813	-	1,288	-	1,288
Options:
Call (Increase in average price)	537,390	494,743	(146,090)	(68,502)	(106,901)	537,390	494,743	(146,090)	(68,502)	(106,901)
Put (Sugar price hedge)	331,792	261,389	16,627	28,935	(31,182)	331,792	261,389	16,627	28,935	(31,182)
Swap contracts:
Ethanol Swap(Ethanol price hedge)	-	11,648	-	1,174	-	-	11,648	-	1,174	-
Sugar Swap (Sugar price hedge)	100,630	-	8,219	-	8,219	100,630	-	8,219	-	8,219
			(169,156)	(61,448)	(177,776)			(169,156)	(62,326)	(177,776)
Foreign exchange risk
Foreign exchange derivatives
Futures contracts:
Sale commitments (Cash flow hedge)	1,588,234	1,415,530	19,338	4,525	19,338	1,588,234	1,415,530	19,338	4,525	19,338
Purchase commitments (Increase in cash flow)	741,591	98,220	(8,982)	320	(8,982)	741,591	98,220	(8,982)	320	(8,982)
Forward contracts:
Sale commitments (Cash flow hedge)	1,027,349	237,010	31,765	15,395	31,765	1,027,349	237,010	31,765	15,395	31,765
Options:
Put (Cash flow hedge)	468,000	538,125	15,871	32,371	6,966	468,000	538,125	15,871	32,371	6,966
Swap contracts:
Senior Notes 2009 (Cash flow hedge)	570,700	570,700	(4,472)	(2,549)	(5,328)	570,700	570,700	(4,472)	(2,549)	(5,328)
Export credit note (Cash flow hedge)	-	-	-	-	-	17,802	-	(2,342)	-	1,384
Currency translation risk transference (Cash flow hedge)	322,023	-	(2,079)	-	(2,079)	322,023	-	-	-	-
			51,441	50,062	41,680			51,178	50,062	45,143
			(117,715)	(11,386)	(136,096)			(117,978)	(12,264)	(132,633)
Total assets			97,427	86,591				97,427	86,591
Total liabilities			(215,142)	(97,977)				(215,405)	(98,855)

(*) Amount calculated in the six-month period ended September 30, 2009, only related to the derivatives with open balance at that date.,

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

19.	Financial instruments (continued)

a)	Risk management (Continued)

Counterparties – The Company operates commodity derivatives in futures and options markets on the New York Board of Trade (NYBOT) and the London International Financial Futures and Options Exchange (LIFFE). The Company operates foreign exchange derivatives on BM&FBovespa and OTC contracts registered with CETIP with banks Unibanco - União de Bancos Brasileiros S.A, Banco Bradesco S.A., Banco UBS Pactual S.A., Banco Barclays S.A. and Banco Morgan Stanley Witter S.A.

Guarantee margins – The Company’s derivative operations on commodity exchanges (NYBOT, LIFFE and BM&FBovespa) require an initial guarantee margin. The brokers with which the Company operates on these commodity exchanges offer credit limits for these margins. At September 30, 2009, the credit limit for the initial margin totals R$102,164 (R$39,316 at June 30, 2009). For operations with BM&FBovespa, at September 30, 2009, the Company had R$169,005 (R$158,711 at June 30, 2009) in Bank Deposit Certificates (CDB) offered in guarantee. The Company’s OTC derivative operations do not require guarantee margins.

The results of operations involving derivative financial instruments settled during the period and included in the statement of income for the quarter and six-month periods ended September 30, 2009 and October 31, 2008 were as follows:

	Parent Company
	07/01/09 a 09/30/09	08/01/08 a 10/31/08	04/01/09 a 09/30/09	05/01/08 a 10/31/08
Commodity derivatives	(204,230)	17,504	(312,693)	25,360
Foreign exchange derivatives	150,812	(12,803)	357,098	24,565
	(53,418)	4,701	44,405	49,925
Financial income (Note 17)	-	72,344	-	153,027
Financial expenses (Note 17)	(53,418)	(67,643)	44,405	(103,102)

	Consolidated
	07/01/09 a 09/30/09	08/01/08 a 10/31/08	04/01/09 a 09/30/09	05/01/08 a 10/31/08
Commodity derivatives	(244,997)	17,504	(370,093)	25,360
Foreign exchange derivatives	228,382	(14,538)	514,295	22,830
	(16,615)	2,966	144,202	48,190
Financial income (Note 17)	-	72,344	-	153,027
Financial expenses (Note 17)	(16,615)	(69,378)	144,202	(104,837)

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

19.	Financial instruments (Continued)

b)	Price risk

The Company has derivatives with the objective of mitigating its exposure to sugar price oscillation in the international market. Derivative operations allow ensuring minimum average profit for future production. The Company actively manages the contracted positions, also the result of these activities is monitored daily. through effective mark-to-market controls and price impact simulations in order to allow adjusting targets and strategies due to changes in market conditions.

At September 30, 2009, the Company had: (i) 588,931 sugar tons (321,723 tons at June 30, 2009), hedged by futures contracts, with a negative adjustment to market value estimated at R$49,200 (negative adjustment of R$23,933 at June 30, 2009); (ii) 504,163 sugar tons (365,117 tons at June 30, 2009) hedged by derivative contracts in the collars structure (put and call), which fair value is negative adjusted in R$63,268 (negative adjustment of R$3,103 at June 30, 2009); (iii) 201,686 sugar tons (251,218 tons at June 30, 2009), linked to purchase options sold, with a negative adjustment to market value estimated at R$66,194 (negative adjustment of R$36,464 at June 30, 2009); (iv) 15,876 HO gallons, hedged by future contracts which fair value is positive adjusted in R$1,288; and, (v) no ethanol hedge operations (13,022 ethanol cubic meters at June 30, 2009, hedged by swap contracts which fair value was estimated in R$1,174 at June 30, 2009).

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

19.	Financial instruments (Continued)

b)	Price risk (Continued)

Price risk: Commodity derivatives outstanding as of September 30, 2009
Derivatives	Put / Call	Market	Contract	Expity date	Number of contracts	Strike	Average price		Fair price		Notional	Notional	Fair value
											(units)	(R$)	(R$)
Future contract	Call	LIFFE	White Sugar	Dec-09	280	-	¢T	573.70	¢T	618.00	14,000T	14,281	(1,103)
Future contract	Call	NYBOT	#11	Jul-09	87	-	¢lb	15.12	¢lb	23.08	4,420T	2,619	(1,380)
Future contract	Call	NYBOT	#11	Mar-10	5,480	-	¢lb	23.09	¢lb	25.39	278,397T	251,991	(25,097)
Future contract	Call	NYBOT	#11	Mai-10	600	-	¢lb	23.00	¢lb	24.18	30,481T	27,480	(1,412)
Future contract	Call	NYBOT	#11	Jul-10	4,175	-	¢lb	20.09	¢lb	22.57	212,100T	167,017	(20,639)
Future contract		NYBOT	#11	Oct-10	2,423	-	¢lb	20.63	¢lb	21.44	123,094T	99,528	(3,888)
Subtotal of future contracts - sales											662,493T	562,916	(53,519)
Future contract	Put	NYBOT	#11	Mar-10	1,338	-	¢lb	23.80	¢lb	25.39	(67,974T)	(63,418)	4,236
Future contract	Put	NYBOT	#11	Jul-10	10	-	¢lb	21.18	¢lb	22.57	(508T)	(422)	28
Future contract	Put	NYBOT	#11	Mar-11	100	-	¢lb	20.45	¢lb	20.73	(5,080T)	(4,073)	55
Subtotal of future contracts - purchase											(73,562T)	(67,912)	4,319
Future contract	Call	NYMEX	HOX9	Nov-09	190	-	¢gln	177.73	¢gln	183.24	7,980 gln	25,218	782
Future contract	Call	NYMEX	HO29	Dec-09	188	-	¢gln	182.30	¢gln	185.90	7,896 gln	25,595	506
Subtotal of future contracts - purchase											15,876 gln	50,813	1,288
Subtotal of future contracts												545,816	(47,912)
Call	Call	NYBOT	#11	Mar-10	985	16.00	¢lb	1.39	¢lb	9.49	50,040T	31,386	(18,616)
Call	Call	NYBOT	#11	Mar-10	985	17.00	¢lb	1.14	¢lb	8.58	50,040T	33,347	(16,831)
Call	Call	NYBOT	#11	Mar-10	2,000	18.00	¢lb	1.13	¢lb	7.72	101,605T	71,693	(30,748)
Call	Call	NYBOT	#11	Jul-10	5,987	20.00	¢lb	1.30	¢lb	4.41	304,154T	238,459	(52,580)
Call	Call	NYBOT	#11	Oct-10	2,153	20.50	¢lb	1.78	¢lb	3.57	109,378T	87,897	(15,307)
Call	Call	NYBOT	#11	Oct-10	1,784	21.00	¢lb	1.87	¢lb	3.38	90,631T	74,609	(12,008)
Subtotal of calls											705,849T	537,390	(146,090)
Put	Put	NYBOT	#11	Jul-10	5,987	16.50	¢lb	2.33	¢lb	0.66	304,154T	196,729	7,869
Put	Put	NYBOT	#11	Oct-10	2,153	17.00	¢lb	2.42	¢lb	1.04	109,378T	72,890	4,459
Put	Put	NYBOT	#11	Oct-10	1,784	17.50	¢lb	2.71	¢lb	1.21	90,631T	62,174	4,299
Subtotal of puts											504,163T	331,792	16,627
Subtotal of options - collars											504,163T	400,964	(63,268)
Subtotal of options - calls											201,686T	136,426	(66,194)
Swap	Call	OTC	#11	Oct-10	985	-	¢lb	25.50	¢lb	2.10	50,040T	50,021	4,110
Swap	Call	OTC	#11	Oct-10	985	-	¢lb	25.80	¢lb	2.10	50,040T	50,609	4,110
Subtotal of swaps											100,081T	100,630	8,219
Total commodities												1,183,836	(169,156)

The Company estimates that is annual production of sugar, its current installed capacity, is 3,600,000 tons. As a consequence, the Company estimates to have, at September 30, 2009, 3.64 months (2.29 months at June 30, 2009) of its future production at prices hedged by derivative financial instruments. Also at that date, the Company estimates to have 0.67 months (0.84 months at June 30, 2009) of its future production committed to put options contracts.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

19.	Financial instruments (Continued)

c)	Foreign exchange risk

The Company has derivatives in order to mitigate its exposure to the effect of foreign exchange rate fluctuations on its revenue from exports. The exchange rate derivatives together with the commodity price derivatives allow ensuring minimum average profit from future production. The Company actively manages contracted positions, and the result of such activities is monitored daily. through effective mark-to-market controls and price impact simulations in order to allow adjusting targets and strategies due to changes in market conditions. The fair value of these derivatives was measured based on estimates that use discounted cash flows based on market curves.

At September 30, 2009, the Company had US$1,360,600 thousand (US$1,034,650 thousand at June 30, 2009) hedged by future, forward and option contracts traded in BM&F Bovespa and OTC, with a positive adjustment to market value estimated at R$51,178 (positive adjustment of R$52,612 at June 30, 2009).

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

19.	Financial instruments (Continued)

c)	Foreign exchange risk (Continued)

The Company estimates that its annual revenues from export, in light of its current installed capacity and expected prices of sugar and ethanol, according to its internal budget, is US$1,250,000 thousand. As a consequence, the Company estimates to have, at September 30, 2009, 12.10 months (9.93 months at June 30, 2009) of its billings from future exports at exchange rate hedged by derivative financial instruments.

The Company does not use derivative financial instruments to hedge foreign exchange exposure from balance sheet. At September 30, 2009 and June 30, 2009, the Company and its subsidiaries presented the following net balance sheet exposure to US dollar:

	Consolidated
	09/30/09		06/30/09
	R$	US$ (thousand)	R$	US$ (thousand)
Amounts pending foreign exchange closing	24,659	13,868	61,843	31,688
Overnight	30,625	17,223	56,697	29,052
Trade notes receivable - foreign	72,432	40,736	137,235	70,319
Related parties	-	-	(342,064)	(175,274)
Foreign currency-denominated loans	(262,715)	(147,750)	(363,004)	(186,003)
Advances from customers	(92,043)	(51,765)	(113,662)	(58,240)
Senior Notes due in 2009	(66,399)	(37,343)	(71,081)	(36,422)
Senior Notes due in 2014	(629,969)	(354,293)	-	-
Senior Notes due in 2017	(719,400)	(404,589)	(803,257)	(411,589)
Perpetual bonds	(809,575)	(455,303)	(888,570)	(455,303)
Derivative financial instruments, net	31,555	17,746	27,822	14,256
Foreign exchange exposure, net	(2,420,830)	(1,361,470)	(2,298,041)	(1,177,516)

d)	Interest rate risk

The Company monitors fluctuations of the several interest rates to which its assets and liabilities are pegged and, in the event of increased volatility of such rates, it may engage in transactions with derivatives so as to minimize such risks. At September 30, 2009, the Company was not in possession of any interest rate derivative contracts.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

19.	Financial instruments (Continued)

e)	Credit risk

A significant portion of sales made by the Company and its subsidiaries is for a selected group of best-in-class counterparts, i.e. trading companies, fuel distribution companies and large supermarket chains. In the fuel distribution activity, the diversity of the receivables, the selected clients and the follow up of financing terms of sales by business segment and individual position limits are procedures adopted to minimize eventual default in the accounts receivable. Credit risk is managed through specific rules of client acceptance, credit rating and setting of limits for customer exposure, including the requirement of a letter of credit from major banks and obtaining actual warranties on given credit, when applicable. Management believes that the risk of credit is substantially covered by the allowance for doubtful accounts.

The Company and its subsidiaries historically have not recorded material losses on trade accounts receivable.

f)	Debt acceleration risk

As of September 30, 2009, the Company was a party to loan and financing agreements with covenants generally applicable to these operations, including requirements related to cash generation, debt to equity ratio and others. These covenants are being fully complied with by the Company or are in process of renegotiation and do not place any restrictions on its operations.

g)	Market values

As of September 30, 2009 and June 30, 2009, the fair values of cash, marketable securities and trade accounts receivable and payable approximate the respective amounts recorded in the consolidated financial statements, due to their short-term nature.

The fair value of the Senior Notes maturing in 2014 and 2017, as described in Note 13, according to their market value, were 106.25% and 98.75%, respectively, of their face value at September 30, 2009.

The fair value of Perpetual Notes as described in Note 13, according to its market value, was 92,00% of its face value at September 30, 2009.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

19.	Financial instruments (Continued)

g)	Market values (Continued)

As for the other loan and financing arrangements, their respective fair values substantially approximate the amounts recorded in the quarterly information considering that such instruments are subject to variable interest rates.

h)	Sensitivity analysis

Pursuant to CVM Rule No. 475 issued on December 17, 2008, following is the sensitivity analysis of the fair value of financial instruments, in accordance with the types of risks deemed to be significant by the Company:

Assumptions for the Sensitivity Analysis

For the analysis, the Company adopted three scenarios, being one probable and two that may have effects from impairment of the fair value of the Company’s derivative financial instruments. Impacts on operations were not considered, but only on the variable that impacts the value of derivative financial instruments. The definition of the probable scenario included the market data at September 30, 2009, the same one which determine the fair value of the derivatives at that date and therefore there are no differences in relation to the fair value of the derivative financial instruments. The possible adverse and remote scenarios were established in view of adverse impacts of 25% and 50% on the curves in the prices of the U.S. dollar and sugar:

	Sugar #11	Sugar #5	Heating Oil	Dollar
Source:	NYBOT	LIFFE	NYMEX	BM&FBovespa
Unit:	¢US$/lb	US$/ton	US$/gallon	R$/US$
Jul-09	23.08			1.7781
Oct-09	24.12	-	179.60	1.7781
Nov-09	-	-	183.24	1.7802
Dec-09	-	618.00	185.90	1.7896
Jan-10	24.76	-	188.82	1.7996
Fev-10	-	-	191.09	1.8090
Mar-10	25.39	637.50	192.64	1.8174
Abr-10	-	-	193.57	1.8282
Mai-10	24.18	618.50	194.67	1.8385
Jun-10	-	-	195.82	1.8494
Jul-10	22.57	-	197.57	1.8604
Aug-10	-	588.00	199.67	1.8725
Sep-10	-	-	201.97	1.8847
Oct-10	21.44	-	204.27	1.8937
Nov-10	-	-	206.57	1.9093
Dec-10	-	543.00	208.87	1.9222
Jan-11	-	-	211.12	1.9373
Fev-11	-	-	212.17	1.9523
Mar-11	20.73	527.00	212.67	1.9658
Apr-11	-	-	-	1.9808

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

19.	Financial instruments (Continued)

h)	Sensitivity analysis (Continued)

Sensitivity Exhibit

Following is the sensitivity exhibit on the change in the fair value of the Company’s financial instruments:

		Impacts in P&L (*)
	Risk factor	Probable Scenario	Possible Scenario (25%)	Remote Scenario (50%)
Price risk
Goods derivatives
Futures contracts:
Sale commitments	Sugar price spike	(1,860)	(161,632)	(321,405)
Purchase commitments	Sugar price decline	101	(18,445)	(36,991)
Purchase commitments	HO price decline	4	(13,071)	(26,146)
Options:
Put	Sugar price spike	42,340	(124,099)	(290,539)
Call	Sugar price spike	(16,627)	(16,627)	(16,627)
Swap contracts	Sugar price spike	(25,810)	(48,205)	(70,601)
Sugar exports (1)	Sugar price spike	2,419	299,733	597,049
Lubricant cost	HO price spike	(4)	13,071	26,146
Exchange rate risk
Exchange rate derivatives
Futures contracts:
Sale commitments	R$/US$ exchange rate appreciation	-	(392,224)	(784,448)
Purchase commitments	R$/US$ exchange rate depreciation	-	(183,152)	(366,305)
Forward contract:
Sale commitments	R$/US$ exchange rate appreciation	(1,221)	(250,423)	(499,624)
Option:
Call	R$/US$ exchange rate appreciation	(15,776)	(15,871)	(15,871)
Swap contracts	R$/US$ exchange rate depreciation	-	(8,808)	(17,615)
Exports (2)	R$/US$ exchange rate appreciation	16,997	841,671	1,666,248
Net foreign exchange exposure (3)	R$/US$ exchange rate appreciation	(157,386)	(801,940)	(1,446,494)
		(156,823)	(880,022)	(1,603,223)

(*) Projected results to occur up to 12 months from September 30, 2009.

(1)
The sensitivity on sugar exports reflects the 25% and 50% increase scenarios (versus the scenarios for reduction in the underlying derivative financial instruments) on the price of sugar in relation to the volume of sugar equivalent to notional in derivative financial instruments contracted in order to hedge the Company against such variations;

(2)
The sensitivity on exports reflects the 25% and 50% increase scenarios (versus the scenarios for reduction in the underlying derivative financial instruments) on the R$ : US$ exchange rate  in the future in relation to the volume of U.S. dollars equivalent to notional in derivative financial instruments contracted in order to hedge the Company against such variations.

(3)
Net foreign exchange exposure of R$2,420,830, equivalent to US$1.61,470 thousand. The probable scenario considers the maintenance of total net exposure basis in the balance sheet for the following 12 months, and the projected exchange rate for October 31, 2010, related to its value in September 30, 2009, that was R$1,7781/US$.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

20.	Insurance

At September 30, 2009, the Company and its subsidiaries maintain insurance coverage against fire, thunderbolts and explosions of any nature for the whole sugar and ethanol inventory and for buildings, equipment and installations at plants.

The Company does not foresee any difficulties to renew its insurance policies and believes that the coverage established is reasonable in terms of amounts and consistent with Brazilian industry standards.

The scope of our audit work did not include a review of the sufficiency of the insurance coverage, which, as determined by the Company management, was considered sufficient to cover any claims.

21.	Stock option plan

At the Annual and Extraordinary General Meeting held on August 30, 2005, the Guidelines for the Outlining and Structuring of a Stock Option Plan for Company’s officers and employees were approved, thus authorizing the issue of up to 5% of the Company’s share capital. The stock option plan was designed to obtain and retain the services rendered by senior officers and employees, offering them the opportunity to become shareholders of the Company. On September 22, 2005, the Board of Directors approved the distribution of stock options corresponding to 4.302.780 common shares to be issued or purchased by the Company related to 3.25% of the share capital at the time, authorized by the Annual/Extraordinary General Meeting. On that same date, eligible officers were informed of the material terms and conditions of the share-based compensation agreement.

On September 11, 2007, the Board of Directors approved the distribution of stock options, corresponding to 450,000 common shares to be issued or purchased by the Company related to 0.24% of the share capital at the time, authorized by the Annual/Extraordinary General Meeting. On that same date, the eligible officer was informed of the material terms and conditions of the share-based compensation agreement. The remaining 1.51% may still be distributed.

On August 7, 2009, the Board of Directors approved an additional distribution of stock options, with no vesting period, corresponding to 165,657 common shares to be issued or purchased by the Company, following a change in the management members.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

21.	Stock option plan (Continued)

Based on the fair value at the issue date, exercise price is R$6.11 (six reais and eleven cents) per share, without discount. The exercise price was calculated before the above evaluation based on an expected private equity agreement based on that eventually was not made. The options are exercisable over a 3-year period, considering a maximum percentage of 25% p.a. of total stock options offered by the Company, within a period of 5 years.

The options exercised shall be settled only upon issue of new common or treasury shares that the Company may have at each relevant date

Should any holder of stock options cease to be an employee or manager of the Company, by death, retirement or permanent disability of the beneficiary, any options not previously vesting shall become extinct on the date that employee or officer separates from the Company. However, in the case of termination without good cause, the terminated employees shall be entitled to exercise 100% of their options referring to that particular year, on top of exercising 50% of their options in the coming year.

At September 30, 2009 stock options equivalent to 1,411,670 common shares were not exercised.

Until September 30, 2009, all stock option exercises were settled through the issuance of new common shares. Should the remaining options also be exercised through the issuance of new common shares, the current shareholders’ interest would be reduced by 0,38% after exercising all remaining options.

At September 30, 2009, R$2,969 regarding the unrecognized remuneration cost of stock options will be recognized within nearly 12 months (R$6,499 at June 30, 2009, with a deadline of nearly 15 months).

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

22.    Pension plan

The subsidiary Cosan CL patrocina a Previd Exxon - Sociedade de Previdência Privada, a closed-ended supplementary pension entity set up on December 23, 1980, engaged mainly in the supplementation of benefits within certain limits set in its formation deed, to which all employees of the sponsor and their beneficiaries are entitled as social security insured workers.

The actuarial liabilities regarding Previd Exxon were determined in accordance with IBRACON NPC 26, and is shown in non-current liabilities at September 30, 2009 totaling R$62,287 (R$60,970 at June 30, 2009).

During the quarter and six-month periods ended September 30, 2009, the amount of contributions Cosan CL made to Previd Exxon – Sociedade de Previdência Privada totaled R$1,686 and R$3,546, respectively.

23.	Subsequent events

Capital increase

On October 5, 2009, the Board of Directors approved a capital increase of R$1,036 through issuance of 169,500 new common shares, with no par value, in connection with the “Company’s Stock Option Plan” and with the exercise of such options by the eligible executives, at the issuance price of R$6.11 per share, set on the terms of the stock option plan. After the issuance of the shares, the Company’s capital amounts to R$4,156,352 and is comprised of 372,979,642 registered common shares with no par value.

In addition, on October 29, 2009, the Board of Directors approved a capital increase of R$380,063 through issuance of 23,753,953 new common shares, with no par value, at issue price of R$16.00, due to exercise of 39,589,922 subscription warrants by Cosan Limited, under the Board of Directors deliberation terms in the September 19, 2008 meeting (note 15.d). After the issuance of the shares, the Company’s capital amounts to R$4,536,415, below the limit of authorized capital, as described on article 6 of the Company’s bylaws, represented by 396,733,595 common shares with no par value.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
September 30, 2009 and June 30, 2009
(In thousands of reais)

23.	Subsequent events (Continued)

PPE - Export Prepayment Finance

On October 28, 2009, the Company, through its subsidiary Cosan Alimentos, entered into a financing with first-line banks, denominated PPE – Export Prepayment Finance, in the amount of R$401,967, equivalent to US$230,000 thousand, with final maturity in September, 2014. This PPE bears interest at a rate of 9.0% per annum and is subject to US Dollar exchange variation. The objective of this operation is to lengthen the current debt position, settling some short-term transactions.

Approval of the quarterly financial information

On November 6, 2009, this quarterly financial information for the quarter ended and six-month period ended September 30, 2009 was approved by the Company’s Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED
Date: November 17, 2009	By:	/s/ Marcelo Eduardo Martins
		Name:	Marcelo Eduardo Martins
		Title:	Chief Financial and Investor Relations Officer